FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 15, 2011

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ARGENTINA S.A.

(formerly Petrobras Energía S.A.)

Summary of Events and Consolidated Financial Statements

as of December 31, 2010, 2009 and 2008

Financial Statements

as of December 31, 2010

Annual Report

Letter to the Shareholders

Macroeconomic Overview

2010 Business Performance

Oil and Gas Exploration and Production

Refining and Distribution

Petrochemicals

Gas and Energy

Company behind Business

Quality, Safety, Environment and Health

Our People

Corporate Social Responsibility

Communications

Corporate Governance

Dividends

Analysis of the Consolidated Results of Operations

Summarized Balance Sheet and Income Statement Structure

Statistical Data

Listed Price of Company’s Shares

Progress regarding Compliance with (IFRS) Implementation Plan

Board of Directors’ Proposal

Annex I: Corporate Governance Code Report (GR 516/07 of the CNV)

Consolidated Statements

Consolidated Statements of Income

Consolidated Balance Sheets

Statements of Changes in Shareholders’ Equity

Consolidated Balance of Cash Flows

Notes to the Consolidated Financial Statements

Other consolidated information

Independent Accountants’ Review Report

Letter to the Shareholders

To our Shareholders

In 2010 Petrobras Argentina kept moving forward towards improving the use of resources and management efficiency and being financially disciplined with an indebtedness level adequate to operate in Argentina.

We intensified our efforts throughout this cycle and we closed 2010 fiscal year with positive results in every quarter. These results reflect the efforts made by Petrobras Argentina, with a focus on its core businesses and aimed at capitalizing on new business opportunities in search of increased profitability.

Concerning the Oil and Gas Exploration and Production business, we made significant investments in the amount of US$224 million in exploration assets and production development. Production targets were met and we entered into investment agreements for the development of non-conventional reserves, including tight and shale gas under the terms of the Gas Plus Program.

Regarding the Refining and Distribution business, we performed retrofitting works in our plant in Bahía Blanca in order to operate with high efficiency standards, and we continued with our gasoline, diesel oil and lubricant production, with the first two products having an increased production compared to previous year, and always under the premise of being ready to meet future market requirements.

In the Petrochemicals business, the Company achieved record figures for styrene and polystyrene production and sales in Puerto General San Martín complex, the Zárate plant and Innova plant. In addition, we performed the pertinent retrofitting works in order to be able to export synthetic rubber to the European Union, in compliance with the new regulations in force in that Community.

In the Gas and Energy business, we consolidated as one of the leading companies in the Plus Electricity Generation Market through our Genelba Plus Power Plant and we continued construction works in connection with EcoEnergía Power Plant in Bahía Blanca that will supply 14 MW of renewable energy to the system.

All works were made possible thanks to the efforts of our employees who, developing an overall sense of teamwork, have demonstrated their skills and professionalism to adapt themselves to changing scenarios and their commitment to quality, safety, health and environmental care. We have exceeded previous years’ safety rates and we are among the first ten companies in Argentina with a sustainability-oriented business management. Along these lines, we provided almost 50 thousand training hours at almost all corporate levels.

During 2010, Petrobras Argentina distributed cash dividends of US$275 million. In addition, the proposal for 2010 dividend distribution was submitted to Petrobras Argentina’s General Regular Shareholders’ Meeting for consideration.

We committed ourselves to build a sustainable future, in line with the reality of a country and a region that undertake to keep an expansion and growth path. Therefore, we will continue to be ready to face challenges and capitalize on the new opportunities that may arise in 2011 and subsequent years, with the conviction of our solid vocation for achieving the intended goals.

2011 Outlook

In 2011 the Company will maintain its investment plans aiming at consolidating business profitability, by optimizing the use of its working capital, securing funding sources and managing its operations in an increasingly efficient manner.

In the Oil and Gas Exploration and Production business segment, our challenge is to consolidate our exploration asset portfolio for the purpose of increasing current reserve and production levels. To such effect, we will make investments in developing new projects and move forward on existing projects. Additionally, we will continue developing studies on Argentine offshore areas and implementing projects for the exploitation of non-conventional reservoirs, tight gas and shale gas, by using innovative technology in the country.

In the Refining and Distribution business segment, we will focus on consolidating the profitability gained in operations, keeping the Petrobras brand as a synonym for service, quality and technology.

In the Petrochemicals business segment, on the basis of the investments made, we will focus on consolidating and securing our position in the Styrenics market.

In the Gas and Energy business segment, we will continue working to secure self-supply of gas and at the same time develop profitable marketing alternatives.

The Company’s strategy relies on an adequate financial balance where cash from operations will allow us to meet our obligations and carry on our investments projects.

Our performance during 2010 and that projected for 2011, give evidence of and strengthen our commitment to Argentina. This translates into a business management that offers quality goods and services and provides adequate profitability for the Company and its shareholders, in addition to contributing to the growth and development of the community where the Company operates.

Carlos Alberto da Costa

Chief Executive Officer

Macroeconomic Overview

International Context

In 2010, the global economy showed again positive growth rates, after the shrink in 2009 that resulted from the deep financial crisis originated in the mortgage sector in 2008. In general, and with the aim of  boosting recovery, the main developed countries maintained very high fiscal deficit levels and expansionary monetary policies.

The United States, the world’s main economy, reached a growth rate of approximately 3% but failed to reduce a high unemployment rate and the dollar weakened against the main reference currencies.

Europe, in turn, showed a strengthened Germany that contrasted with significant sovereign debt problems and high fiscal deficits in some EU member countries, the so called PIGS countries (Portugal, Ireland, Greek and Spain) being the most affected markets.

Emerging markets, less affected by the 2009 crisis, exhibited again high growth rates, with China standing out with an approximate 10% increase in the activity level and certain signs of overheating.

Oil

Year 2010 displayed unusual stability in oil prices, with a slight climb by the end of the period. Thus, the reference crude oil, West Texas Intermediate (WTI), averaged US$79.4 per barrel, approximately 30% higher compared to 2009. The crude oil price upward trend was mainly attributable to the economic growth mainly in emerging countries.

Global demand increased 1.48 million barrels per day (1.8%), after two years of consecutive drops derived from the financial crisis. The improvement during 2010, though a generalized improvement except for the European Union, had a clear player, the developing world, which explained more than 70% of such increase, especially China, the Middle East and Latin America.

Supply, in turn, climbed 1.88 million barrels per day (2.2%), with this increase exceeding that of demand. The OPEC countries were responsible for approximately 50% of the increase in supply, with the quota policy remaining unaltered. Non-OPEC countries were responsible for the remaining 50% rise in supply, especially former URSS countries, North America and Latin America making the higher additions, in contrast with the chronic decline of the North Sea and the meager performance of African countries.

Argentina

In 2010, the Argentine economy exhibited again a high growth pace after recovering from the inflection point reached in 2009 when the drought and the international financial crisis significantly affected the activity level. In terms of aggregate demand, all sectors showed signs of improvement: consumption, investment and exports. In 2010, both the industry and the agricultural sector recovered the activity levels recorded before the international crisis.

The growing activity level boosted a strong increase in imports, over 40%, which resulted in a trade balance reduction in spite of an increase of approximately 20% in exports as a consequence of the good harvest and strong prices. Thus, the trade balance recorded a US$12,057 million surplus. Foreign currency supply showed a surplus and this allowed the Argentine Central Bank (BCRA) to add reserves by over US$4 billion, in spite of having reserves available in the amount of US$6.5 billion to service the public debt. Within this context, the exchange rate averaged P$3,91 = US$1.00 and closed the year at P$3,98 = US$1.00, 5% higher compared to previous year closing.

Oil production showed a slight drop compared to the previous year. Performance of basins was dissimilar, with an increase in the Golfo San Jorge basin (the basin with the highest production) and drops in the other basins. Natural gas also exhibited reduced production levels compared to 2009, with improvements in the basins in the south of the country and drops in the rest of the basins. Production from the Neuquén basin, which concentrates more than half of Argentine production, continued decreasing at an annual rate of 2.8%. Natural gas domestic supply was supplemented by LNG (liquefied natural gas) imports and natural gas imports from Bolivia.

In line with the expansion of the activity level, fuel demand showed a growth rate of 7% for diesel oil and 8% for gasoline.

Electric power demand, in turn, increased approximately 6% during the year. In 2010, a new power record (20,843 MWh in August) and a daily power consumption record (419 GWh, on December 23) were recorded, with increases in both the industrial and residential sectors. Regarding supply, the combined cycles of Belgrano and San Martín power plants started operations, the water level of Yacyreta dam was raised, Atucha II nuclear power plant works continued and imports were made, especially during winter months.

2010 Business Performance

Oil and Gas Exploration and Production

The Oil and Gas Exploration and Production segment is the first link of Petrobras Argentina’s production chain. The Company has a presence in, and obtains crude oil, natural gas and LPG from, the country’s most important oil basins. Excellence in this sector is the first step to quality in all the oil related products that reach the company’s clients.

Petrobras Argentina is one of the largest oil and gas exploration and production companies in Argentina and also has an asset portfolio in other Latin American countries, including Venezuela and Bolivia. In addition, Petrobras Argentina’s shareholdings in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados, in Argentina and Ecuador, respectively, are also part of this segment.

In 2010, the Company:

- Reached a production level of 102,400 barrels of oil equivalent per day.

- Made exploration and development investments in an aggregate amount of US$224 million.

- Developed, for the fourth year in a row, El Mangrullo field, which resulted in an 8% increase in its gas production.

- Entered into an investment agreement for drilling new wells in El Mangrullo area in an amount of up to US$16 million. This new agreement will enable the Company to obtain an additional production of 400 thousand cubic meters per day in 2011.

1. Production and investments

In 2010, Petrobras Argentina’s oil and gas production, including its related companies’ production, totaled 102,400 barrels of oil equivalent per day, accounting for a 12% decline compared to average production in 2009. This drop is attributable to, among other factors, the natural decline of mature fields in Argentina, divestment of the Company’s assets in Peru and Ecuador and the drop in the production operated by Mixed Companies in Venezuela.

Argentina

Production in Argentina, including related companies’ production, averaged 86,400 barrels of oil equivalent per day, accounting for a 7% decrease compared to 2009. This drop was mostly attributable to the natural decline typical of mature fields.

With a strong and continued presence in the Neuquén and Austral basins, during 2010 Petrobras Argentina’s investment plan involved drilling of 53 producing and injection wells and repair of 88 wells.

In the Neuquén basin, the Company performed drillings in 45 wells and workover activities in 75 wells, including repair works and well abandonment. Oil drilling activities were focused on Medanito area and gas drilling activities on El Mangrullo and Sierra Chata areas. Oil repair works were mainly performed in Puesto Hernández and Medanito areas and, to a lesser extent, in natural gas development projects. In addition, development works continued in El Mangrullo field in the fourth year of production, with 2 drillings and one repair work resulting in an 8% gas production increase in this field.

In the Austral basin, works involving construction of the Agua Fresca Crude Oil Treatment Plant commenced. Start up of the plant scheduled for the first semester of 2011 will allow for a 50% increase in oil production from the field. In addition, and as part of the field’s development plan, drilling works were performed in 4 producing wells that proved to be successful.

In addition, during 2010, Petrobras Argentina played an active role in negotiations between operators and trade unions promoted by national and provincial governments in order to build social peace and avoid a significant impact on the development of production activities. These agreements secured maintenance of the employment level and operating activities.

Out of Argentina

Venezuela

In Venezuela, oil and gas production attributable to the Company’s interest in Mixed Companies averaged 8,200 barrels of oil equivalent per day, accounting for a 20% decrease compared to 2009, in fields operated by Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. due to delays in the companies’ investment plans.

During 2010 Petrobras Argentina received US$32 million in dividends for fiscal year 2009 from Petrowayú S.A. mixed company. In addition, the Company estimates to receive a total amount of US$54 million in dividends from Petroritupano S. A.

Bolivia

In Bolivia, 2010 production totaled approximately 5,400 barrels of oil equivalent per day, 20% lower compared to 2009, of which 26 million cubic feet per day are attributable to gas production and 1,100 barrels of oil per day are attributable to liquid hydrocarbons, including LPG.

Works performed at plants mainly include: retrofitting of the compression system at Colpa Caranda plants in order to increase low pressure gas compression volumes and installation of wellhead compressors to allow very low pressure gases to reach the plants.

Ecuador

Net oil production in Ecuador up to November 25, 2010 amounted to a daily average of 2.3 thousand barrels of oil, 23% lower compared to 2009, mainly as a consequence of the lack of agreement with the Enforcement Authority regarding continuity in the operation of the Company’s assets.

On July 26, 2010, the amendment to the Hydrocarbon Law in force was approved by operation of law, which amendment provides for, among other things, as from the day after publication, the obligation to migrate to a new contractual modality before November 24, 2010.

As a result of the before mentioned negotiation process, the Company decided not to accept the final proposal received from the Ecuadorian State to migrate to Services Contracts regarding Block 18 and Palo Azul Unified Field. Consequently, under Resolution dated November 25, 2010, the Hydrocarbon Secretary notified EcuadorTLC termination of the Participation Agreements and instructed Petroamazonas EP to start and develop the operational transition process.

Pursuant to the Amendatory Agreements, the Ecuadorian State must compensate contractors an amount equivalent to unamortized investments at closing of each fiscal year, at an annual adjustable rate considered reasonable for this type of projects in Ecuador. As of the date of this Annual Report, the Company is taking the necessary steps to reach an agreement with the Ecuadorian State regarding payment of the compensation provided for in the Amendatory Agreements.

Colombia

In Colombia, during 2010 second quarter, evaluation works did not prove to be successful  in connection with the potential of Tibu field (Phases 1 and 2 of the project) located in the Catatumbo basin. For that reason, the Tibú Consortium, in which Petrobras Argentina takes part, decided not to continue with the project involving development of Phase 3 and officially announced to the Colombian authorities its decision to suspend operations and return the area in question, the only asset of the Company in Colombia.

2. Exploration

For Petrobras Argentina exploration is the main vehicle for reserve replacement. Along these lines, in 2010 the Company’s investments in exploration activities amounted to US$34 million and were mainly directed to well drilling activities and recording of 3D seismic data in the Rio Atuel Block.

Onshore and offshore activities

During 2010 Petrobras Argentina drilled 5 onshore wells: two in the Austral basin, two in the Neuquén basin and one in the Noroeste basin, two of which were productive wells. In addition, two well completions were performed: one in the Neuquén basin, with gas shows and another one in the Austral basin which showed low gas productivity. Likewise, the Company recorded 414 km2 of 3D seismic data in the Rio Atuel Block.

In the Malvinas block, the operator of CAA-40 and CAA-46 blocks, in which Petrobras Argentina has a 33% interest, plans to drill Malvinas x-1 well in 2011. In the Enarsa 1 and Enarsa 3 blocks, geological and geophysical studies continued to be performed.

New opportunities

Within the context of the Gas Plus program promoted by the Secretary of Energy, whereby an incentive program was designed to encourage addition of new natural gas production, in December 2010, Petrobras Argentina entered into an investment agreement with Petrolera Pampa for drilling new wells in El Mangrullo area in an amount of up to US$16 million aimed at developing non-conventional gas reserves. As a result of this agreement, an additional production of 400 thousand cubic meters per day is estimated to be obtained in 2011.

The Company priorizes the development of new business opportunities associated to non-conventional gas reserves in Argentina.

3. Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2010, Petrobras Argentina´s liquid hydrocarbon and natural gas proved reserves totaled 248.4 million boe (107.8 million barrels of oil and 843.3 billion cubic feet of gas).

DeGolyer and MacNaughton, international technical consultants, audited approximately 71% of the Company’s total estimated reserves and 100% of estimated reserves operated by the Company.

Production for 2010 totaled 37.4 million boe, of which 2.1 million barrels are attributable to Colpa Caranda field in Bolivia.

Divestment of interest in Block 18 in Ecuador and Tibú field in Colombia resulted in a 6.1 million boe reduction. In addition, during 2010, an 8.8 million boe downward revision was attributable, on the one hand, to reserve recategorization in Argentina and, on the other, to a greater than expected decline in Mixed Companies in Venezuela.

The table below presents the estimated proved reserves of oil (including crude oil, condensate and NGL) and natural gas by region as of December 31, 2010.  Liquid hydrocarbon and natural gas accounted for 43% and 57%, respectively, of total proved reserves. In addition, 83% of total proved reserves are located in Argentina.

As of December 31, 2010, total oil and gas proved reserves of Petrobras Argentina were equal to 7 years of production, measured according to 2010 oil and gas production levels.

As from 2009, following approval of the New Constitution in Bolivia, the power to book and record reserves was exclusively vested in the Bolivian State rather than third parties. As a result, reserves were reduced by the barrels of oil equivalent attributable to reserves in Bolivia, without this implying changes in the economic value of Petrobras Argentina’s assets.

4. Hydrocarbon Transportation

Oleoductos del Valle S.A. – Oldelval

During 2010, oil volumes transported from Allen to Puerto Rosales averaged 28,000 m3/d, totaling 64.2 million barrels transported during the year. This volume is 3.7% lower compared to 2009 as a consequence of the decline in production in the Neuquén basin.

During the year under review, works were performed to enhance the system reliability and ensure oil pipeline integrity and compliance with environmental and safety regulations. Along these lines, Oldelval’s main investments included completion of electrification of Medanito Station in August which will allow to reduce gas consumption and make crude oil transportation more efficient, and replacement of 8.3 km of oil pipeline in the Challacó-Centenario section.

Oleoducto de Crudos Pesados (OCP)

As of December 31, 2010, Petrobras Argentina held an 11.42% interest in OCP, an oil pipeline in Ecuador with a transportation capacity of 450,000 barrels per day.

During 2010, Petrobras Argentina received dividends in the amount of P$3 million in connection with its interest in OCP.

Petrolera Entre Lomas S.A. (PELSA)

PELSA recorded an average production of 13,862 barrels of oil equivalent per day, of which 15.5 million cubic feet per day are attributable to natural gas production and 11,280 barrels per day to liquid fuels.

In addition, in order to move forward in the supplementary exploration of the areas under operation, PELSA recorded 307 km2 of 3D seismic in the western section of Bajada del Palo area and drilled a 3,772 m deep exploratory well, called Jarilla Quemada x-1, in Agua Amarga area. The well had gas shows in the Molles and Sierras Blancas formations and oil shows in the Quintuco formation.

In addition, during the year under review, the Company performed infrastructure construction works that will allow to leverage operating synergy with Entre Lomas area. These works included construction of two batteries and two compressor plants in Borde Montuoso and Charco del Palenque fields, in addition to the laying of 47 km of oil pipeline and 11 km of gas pipeline.

PELSA (operator) holds a 73.15% interest in Entre Lomas, Bajada del Palo and Agua Amarga areas, while the remaining 23% and 3.85% are held by APCO Oil and Gas International Inc., Argentine branch, and by Petrobras Argentina, respectively.

Refining and Distribution

Petrobras Argentina seeks to consolidate a balanced value chain which starts with hydrocarbon exploration and production and ends with the supply of products that stand out for their quality in every gas station. In this way, the Refining

In 2010, the Company:

-Performed two major scheduled shutdowns at Ricardo Eliçabe plant in Bahía Blanca that will allow to operate with high efficiency standards for the next five years.

-Started biodiesel production and delivery activities at its plants in Bahía Blanca, Dock Sud and San Lorenzo.

- Approved the terms and conditions of the agreement for the sale of San Lorenzo Refinery, the loading and unloading facilities and approximately 360 points of sale of its sales networkand Distribution segment constitutes a major link in the vertical integration of the Company´s operations.

1. Refining Division

Bahía Blanca Refinery

In 2010, Bahía Blanca Refinery processed 24,404 oil barrels per day, accounting for an 80% of its installed capacity of 30,500 barrels per day.

This production was obtained within a context of thorough scheduled maintenance works. During May-June and September-October periods two major plant shutdowns took place aimed at preparing the units to operate in new campaigns for up to 5 years of production. Works performed included maintenance works at the refinery distillation and conversion units and boilers. In addition, external interconnection ducts were adapted for the installation of a smart deficiency detection tool that will support more efficient preventive maintenance works.

In addition, in 2010, the refinery revalidated the certification of the integrated management system (ISO/OHSAS) and carried out significant projects related to biofuels and asphalt production.

Regarding biofuels, the first phase of biodiesel formulation works was completed, with delivery commencing in September. As of the date of this Annual Report, works relating to biogasoline (gasoline with bioethanol contents) formulation and delivery are in the execution process.

In connection with the asphalt segment, works relating to the New Asphalt Qualities project were completed. This project will allow production and delivery of the new 50/60 aphalt, with higher consistency than 70/100 asphalt.

San Lorenzo Refinery

During 2010, San Lorenzo Refinery processed 32,761 barrels of oil per day, accounting for a 68% of its installed capacity (48,430 barrels per day).

On May 4, 2010, Petrobras Argentina’s Board of Directors approved the terms and conditions of the agreement for the sale of its refining business in San Lorenzo, province of Santa Fe, the loading and unloading unit and the fuels sales network of approximately 360 points of sale (gas stations and agro-centers) and associated client portfolio.

The price offered for the before mentioned assets by the purchaser Oil Combustibles S.A. was approximately US$36 million. As of the closing date of the transaction, inventories of oil and oil related products will have been sold in the amount of US$66 million. Therefore, the total value of the transaction is estimated at US$102 million. As of the date of this Annual Report, the transaction is subject to administrative authorizations required by the applicable Argentine laws and is estimated to be consummated during the first semester of 2011.

Refining Investment Plan

During 2010, Petrobras Argentina started to formulate biodiesel at San Lorenzo, Bahía Blanca and Dock Sud plants and to deliver the product from all its terminals. However, since the National Statistical System sets a quota for available bioethanol, biogasolines were formulated and delivered only from San Lorenzo and Dock Sud plants. Investments for these operations amounted to approximately US$4 million.

In 2011, the Company estimates to complete works relating to biogasolines in Bahia Blanca and Caleta Paula. Improvements will be implemented at biodiesel facilities to allow formulation and delivery on a highly automated basis from all terminals.

In addition, during 2010 works were performed at Bahía Blanca and San Lorenzo refineries, especially those related to the environment and safety, as well as plant shutdowns for major maintenance works. These works involved investments in the amount of US$13 million.

Moreover, in 2010, the Refining Quality Adjustment Project in Bahia Blanca continued to be implemented. This Project involves the construction of a diesel oil hydrotreatment plant in order to meet fuel quality specifications set by law in terms of sulfur contents. The engineering phase required to proceed with the purchase of equipment, construction and assembly was completed. Installation of logistic facilities necessary to supply imported diesel oil meeting specifications is estimated to take place in 2011.

Finally, during 2010, execution of the project relating to ducts for light products (gasoline and diesel oil) continued, with completion scheduled for 2011.

2. Distribution Division

The Argentine Liquid Fuel Market

In 2010, the liquid fuel domestic market (gasoline and diesel oil) increased to 19.6 million cubic meters, or 7.2%, compared to 2009.

The gasoline market increased 8.2%, with sales volumes amounting to 6.2 million cubic meters. This rise was attributable to the increase in demand for High Grade and Premium gasolines, the latter segment recording an 18.5% growth.

Diesel oil sales volumes in the domestic market rose to 13.4 million cubic meters, or 6.8%, due to an increase in demand from the agricultural and industrial sectors.

Finally, the compressed natural gas (CNG) market increased to 2.7 million cubic meters, or 0.9%, compared to 2009.

Petrobras Argentina Fuels

Domestic sales of Petrobras Argentina liquid fuels totaled 2.2 million cubic meters in 2010. These figures account for a market share of 11.1%.

Out of this total, 1.5 million cubic meters are attributable to diesel oil. This volume, boosted by demand from the agricultural sector, accounts for a 7% increase compared to 2009.

In turn, the remaining 0.7 million cubic meters are attributable to the gasoline segment which reflected a 9% increase compared to the previous year as a result of a greater demand for High Grade and Premium gasolines. Along these lines, only sales volumes of Podium, the Company’s premium gasoline, increased 13.3%.

Asphalt and bunker markets

In 2010, asphalt sales volumes totaled 450 thousand tons, accounting for a 4% drop compared to previous year.

Within this context, Petrobras Argentina’s sales volumes totaled 163 thousand tons, of which 159.4 thousand tons are attributable to the domestic market and the remaining 3.6 thousand tons are attributable to exports, mainly to Chile, Bolivia and Paraguay.

Bunker IFO market increased 30% compared to previous year, mainly due to a greater movement of ships as a consequence of the good coarse and small grain production. Bunker IFO sales volumes amounted to approximately 967 thousand tons while Gas Oil Bunker sales volumes amounted to 264 thousand cubic meters. Petrobras Argentina’s sales volumes of Bunker IFO, in turn, totaled 270 thousand tons, accounting for a significant 7% increase compared to 2009.

Lubricants

In 2010, Lubrax sales in the Argentine market totaled 22.7 thousand cubic meters, accounting for a 7.2% drop compared to 2009. Thus, the Company´s market share was 7.8%.

Gas stations and Agro-centers

During 2010, the Company continued working with its 604 gas station and 39 agro-center network, always providing the quality service that is a key feature of Petrobras’ brand. The Company developed, among other initiatives, the “Image Upgrade Program” designed to align and modernize the image of 130 gas stations.

Refinería del Norte (Refinor)

In 2010, Refinor processed an average of 15.5 million cubic meters of gas per day, accounting for a 13% drop compared to previous year.

Refinor’s LPG production totaled 326.9 thousand tons, of which 62.4 thousand tons were processed under façon agreements. LPG produced by the Company amounted to 264.5 thousand tons (13.6% lower compared to previous year) and sales volumes totaled 240.7 thousand tons during the year (21.7 % lower compared to previous year). These drops are mainly attributable to an incident occurred at the gas processing plant between June and August 2010.

Daily average volumes of crude oil processed totaled 12,425 barrels, against an installed capacity of 26,417 barrels per day, accounting for a 13% decline compared to 2009. Liquid fuel sales totaled 532.3 thousand cubic meters in the domestic market and 332.4 thousand cubic meters in the foreign market, accounting for 7% and 24% drops, respectively, mainly attributable to reduced crude oil volumes processed resulting from the drop in production from the Noroeste basin.

Petrochemicals

The Petrochemical business is a key component in Petrobras Argentina’s strategy of vertical integration of its operations. The Company produces monomer styrene and polymers for the domestic and foreign markets at its plants in Argentina and Brazil from natural gas, benzene and other related products belonging to the first links of the production chain. In addition, the Company has the largest installed capacity to produce styrene and polystyrene in the region.

In 2010, the Company:

- Reached all-time high styrene and polystyrene production and sales at its plants in Brazil and Argentina.

- Moved forward in retrofitting the Puerto General San Martín synthetic rubber plant to produce polymers that meet the new European regulatory requirements.

1. Argentine Styrenics Division

In 2010, sales volumes of the four product lines (styrene, polystyrene, bi-oriented polystyrene and synthetic rubber) totaled 185 thousand tons, accounting for a 3.7% increase compared to 2009.

Styrene

In 2010, sales volumes of monomer styrene totaled 74 thousand tons, accounting for an 8% increase compared to 2009. This improvement was attributable to the market growth both in Argentina and in the region, especially Brazil. In line with these results and as in the previous year, in 2010 no deliveries of ethylbenzene were made to Innova since the Puerto General San Martin styrene plant operated at its maximum capacity. In addition, Innova currently has capacity to produce higher ethylbenzene volumes than necessary to have its styrene plant operating at maximum processing capacity.

In addition, the Company exported 10 thousand tons of styrene to Innova in order to partially meet the increased demand and its needs during the scheduled plant shutdown by the end of May and early in June 2010. In addition, by the end of the year, the Company imported styrene to supplement production affected by the plant shutdown scheduled for early 2011.

Polystyrene

In 2010, the plant operated at maximum capacity and achieved an all time-high production for the last 10 years (65.2 thousand tons). Total sales volumes of polystyrene totaled 55 thousand tons in 2010, accounting for a 6% increase compared to 2009. This increase was mainly attributable to improved activity levels in the domestic market with total sales volumes of 43.8 thousand tons, 9% higher compared to 2009. In the regional market, sales volumes totaled 11.2 thousand tons, 4% lower compared to previous year.

Bi-oriented polystyrene (BOPS)

Sales volumes of bi-oriented polystyrene totaled 11.1 thousand tons, a drop of approximately 3% compared to previous year, of which 24% were directed to the domestic market and 76% were exported (exports being the main sales channel for BOPS). Though exports at a general level were similar to those in 2009, exports to Europe increased and exports to the United States decreased while exports to the South Cone and South Africa remained at similar levels compared to previous year.

Synthetic rubber

Petrobras Argentina’s synthetic rubber sales volumes totaled 45.5 thousand tons, approximately 3% less compared to the previous year, of which 22 thousand tons are attributable to the domestic market and 23.5 thousand tons to regional exports, accounting for a 2% increase and a 7% decrease, respectively. The decrease was due to the fact that the export market was the most affected by less availability of the product in the first semester, in which period a scheduled shutdown took place at the Puerto General San Martín plant and the Company faced production operating problems. In addition, lower demand from the Brazilian market was recorded since finished product imports increased as a result of the Brazilian currency appreciation. This effect was partially offset during the last quarter of the year through sales to extra-zone countries such as Turkey, India, Germany and Italy, among others.

During 2011 the Company expects to complete plant retrofitting works to produce   polymers in compliance with the new European regulations applicable as from January 1, 2010, and thus obtain certification before the relevant authorities for our main clients. During December 2010 production tests started.

2. Innova S.A.

During 2010, Innova recorded an all-time high production of styrene and polystyrene. Total production reached 697 thousand tons and styrene and polystyrene sales volumes totaled 302 thousand tons, record-breaking figures compared to previous years.

Styrene production volumes totaled 267 thousand tons and styrene sales volumes reached 153 thousand tons, 13% and 5% higher compared to the previous year, respectively. Polystyrene production volumes reached 146 thousand tons and sales volumes totaled 149 thousand tons, accounting for a 19% and 21% increase compared to the previous year, respectively. Finally, ethylbenzene production volumes totaled 284 thousand tons. These figures reflect the Brazilian market growth.

The company set a record in terms of polystyrene sales as well as styrene loading, shipment and sales.

Certifications and maintenance works

During 2010 a scheduled shutdown was performed at the polystyrene plant for maintenance works. Production at Innova was supplemented by imports from plants in Argentina. Like all regular maintenance works, the shutdown will result in a reduction in costs and accidents and will speed up production restart.

In addition, Innova received the ROHS certificate (restriction of hazardous substances in electric and electronic equipment) granted by Bureau Veritas, a company that assesses the conformity of all kinds of products, equipment and services to local or international standards and regulations related to quality, safety, environment and social responsibility.

Like every year, the integrated management system (IMS) maintenance audit was successfully performed. Several company areas were assessed for compliance with ISO 900 (Quality), OHSAS 18001 (Health and Safety) and ISO 14001 (Environment) standards.

Finally, in December 2010 Innova obtained the the REACH (Registration, Evaluation and Authorization of Chemicals) registration including styrene monomer. This registration allows Innova styrene customers to export products to the European Union.

Gas and Energy

The Gas and Energy segment links two essential supplies for the country’s industrial development. Through its involvement in both businesses, Petrobras Argentina maximizes production profits and ensures self-supply.

In the Gas segment, the Company sells gas produced by the Company and imported gas, provides brokerage services to producers that outsource sales and, through TGS, holds a license to transport gas in the southern region of Argentina.

In the Electricity business, Petrobras Argentina is engaged in generation activities through Genelba Power Plant and Pichi Picún Leufú Hydroelectrical Complex and in distribution activities through its interest in Edesur.

In 2010, the Company:

- Consolidated as a leader in the Plus Electricity Generation Market through Genelba Plus Power Plant.

- Entered into an agreement with the Secretary of Energy in November whereby power price was increased and higher operation and maintenance costs were recognized.

- Continued construction works in connection with EcoEnergía Power Plant, a plant located in Bahía Blanca that will supply 14 MW of renewable energy to the system. Commercial operations are scheduled to start in 2011.

1. Gas and Transportation Business

Marketing

In 2010, in Argentina, sales volumes of gas produced by the Company and imported gas totaled 7.5 MMm3/d, 13% less compared to 2009. The Company sold 4.6 MMm3/d of gas under the brokerage modality. In addition, gas was imported from Bolivia through ENARSA to be sold in the Argentine market.

Distribution is implemented through the Company´s own and third party transport fleet in order to supply clients and secure compliance with commitments undertaken.

Commissioning of TGS´s expanded transportation system in the Straits of Magellan had a positive impact on the marketing business. The expansion allowed more flexible injection alternatives from the Austral basin to meet gas supply commitments and comply with Petrobras Argentina’s agreements with the Argentine government. In addition, under Resolution No.1,410 the Argentine government’s involvement in natural gas deliveries increased to support operation of the transportation and distribution systems in scenarios where demand exceeds supply.

Transportadora de Gas del Sur – TGS

In December 2010, TGS’s Board of Directors decided to discontinue recording of revenues attributable to the tariff increase - contemplated in the “Provisional Agreement” entered into between TGS and the UNIREN and reverse the amount receivable for revenues generated from the accrued increase. As a result, revenues for 2010 decreased compared to 2009 (see Note 7.3.2).

As regards revenues from transportation services, in addition to the annualized effect of capacities authorized in 2009, an additional 2 MMm3/d firm transportation capacity became available in 2010 as a consequence of authorization of a portion of the 2006/2010 expansion works. These works were performed and funded within the framework of the Gas Trust Program which, together with the capacities assigned in previous years, total 5.9 MMm3/d.

In addition, and within the scope of the 2006/2010 expansion works developed within the framework of the above mentioned program, TGS – acting as manager- participated in the execution of the works relating to the laying of a gas pipeline going across the Straits of Magellan - opened in 2010 - and connecting Tierra del Fuego island and the continental trunk gas pipeline.

During 2010, as a result of the recovery in LPG and natural gasoline international prices, TGS’s exports revenues improved. In addition, TGS’s revenues increased as a consequence of new LPG and natural gasoline export agreements which allowed to access better sales prices compared to previous prices.

LPG business

In 2010, LPG produced by the Company and imported LPG totaled 253 thousand tons, of which 33 thousand were sold under the brokerage modality. Said volumes do not reflect significant changes compared to sales volumes in 2009.

2. Electricity

Electricity generation in Argentina – Overview

After the 2009 drop, demand for electricity resumed growth in 2010, at a rate of about 6%, as a result of a strong economic improvement. The residential sector made the highest contribution to growth as a consequence of the increased number of electric products used both in summer and in winter, with an increase rate of about 7%. Industrial demand, in turn, also showed a positive variation of about 5% compared to 2009, as a result of an improvement in the sector’s dynamics throughout the year.

In 2010, a new power and daily energy consumption record was set. Supply to the system came from increased thermal generation derived from the addition of new machines to the system and higher water contribution from extraordinary water volumes in the Paraná and Uruguay rivers. At the same time, in the Comahue basin volumes of water were below historical mean values. As a result, the use of liquid fuels was maximized and imports in winter were increased to the physically possible maximum volume.

Supply was provided as follows: Hydroelectric 35%, Thermoelectric 57%, Nuclear 6% and imports 2%.

Genelba Thermoelectric Plant

Genelba Thermoelectric Plant generated 4,877 GWh, of which 4,518 GWh were generated in Combined Cycle and 359 GWh by Genelba Plus Power Plant. Such generation accounts for a 4.3% share of total power generation for the year and a 7.3% share of thermal generation.

Genelba Combined cycle and Genelba Plus Gas Turbine operated with a 91% and 99.9% availability factor, respectively. The reliability factor was 99.7% for the Combined Cycle and 99.9% for the new Genelba Plus Gas Turbine.

During 2010 major maintenance works were performed in TG12 gas turbine in Genelba Power Plant Combined Cycle unit after 100 thousand hours of operation. Maintenance works took 44 days and included extension of the unit useful life. As a result, the power plant will continue operating at the same high reliability and availability levels as it has done so far. In addition, during maintenance 10 MW and 15 MW of power were added to the gas turbine and to the Combined Cycle, respectively. During 2011, the same works will be performed in connection with TG11 gas turbine and TV10 steam turbine.

Pichi Picún Leufú Hydroelectric Complex - HPPL

In 2010 water flows from Limay and Collón Curá rivers were 26% below historical average as a result of the low rain levels in those areas. In line with the decrease in incoming flows, HPPL generation totaled 838 GWh, 27% lower compared to 2009. With a 93.4% availability factor and a 100% reliability factor, HPPL had an approximately 1% share of the country’s total power generation and a 2.1% share of hydraulic generation.

3. Distribution

Edesur S.A – Edesur

In 2010, in Edesur concession area, demand totaled 18,730 GWh, accounting for a 4.1% increase compared to 2009.  The Company recorded a historical peak demand of 1,767 GWh in July 2010, with a 3,505 MW peak demand in December 2010.

Edesur’s customer portfolio increased 2.1% to 2,352,720 in 2010.

Total electricity sales were 16,759 GWh, 4.1% higher compared to 2009.

During 2010, investments in the electric power network and related facilities amounted to P$447 million, accounting for a P$49 million increase compared to 2009.

A Company behind Business

Quality, Safety, Environment, Health

A company’s success is intrinsically linked to its commitment to its staff’s health and safety, product quality and environmental care. That is how Petrobras Argentina conceives its operations, as it knows that its economic progress will only be sustainable to the extent that this commitment is strengthened and widened.

According to these premises, Petrobras Argentina has developed Quality, Safety, Environmental and Health policies and guidelines (HES), which are part of its management model. In line with them, it has implemented programs, training efforts and evaluations that support staff wellbeing, an ecoefficient way of working, resource optimization and a better quality of life.

* In 2010, the Company

- Was acknowledged in the 1st Latin American Congress and the 3rd National Congress on Safety, Health and the Environment in the Oil and Gas Industry.

- Drafted an environmental sensitivity map for the Paraná River, a key tool to prevent risks inherent to the operations of Petrobras Argentina.

- Obtained, in the operations under review, improved rates of adhesion to the 15 HES Guidelines compared to previous years.

- Executed training and testing programs that featured workshops and courses that exceeded 5000 attendees.

1. Management Quality

Petrobras Argentina participated in initiatives that supported the evaluation of the Company in management quality positioning. It was part of the 2010 management indicators’ benchmarking cycle of Instituto Profesional Argentino para la Calidad y la Excelencia (IPACE, i.e.: the Argentinean quality and excellence association), and also of the Accident Indicator Benchmarking process promoted by Instituto Argentino del Petróleo y del Gas (IAPG, i.e.: the Argentinean oil and gas association). In both cases its results exceeded the sampling average: in the first one, the range comprised Argentinean companies and in the second, companies in this industry.  In turn, the Company widened its sponsoring of Fundación Premio Nacional de la Calidad (i.e.: the national quality award foundation) and FUNDECE, and kept its participation in associated commissions and activity days. These activities have promoted in-house improvement.

The Company also expanded the scope of structured anomaly management to encompass process deviations. To that end, it trained its staff to make sure that members identify root causes in a preventive approach.  This action was accompanied by a strong awareness effort about the relevance of this process and its outcomes.

Simultaneously, in an attempt to secure knowledge and operational discipline transfer, the Company started to measure the perception of the standardization culture in the workforce, that is, the degree in which employees have made process relevance theirs. It also continued with monthly management indicators’ follow-up.

Finally, in 2010 Petrobras Argentina kept the HES Management System Certificates (ISO 9001, ISO 14001 and OSHAS 18001) at its operating units. It also engaged in a new HES Corporate Management Evaluation Cycle, as per the structured process for the whole Petrobras System - PAG-HES.  This resulted in an improved rate of adhesion to the 15 HES Guidelines compared to previous years.

2. Safety

In 2010, the prevention and awareness efforts at Petrobras Argentina rendered positive results. The Company kept accident and environmental impact rates below previous years’ figures and the forecast. Specifically, it accumulated over 5 million hours without accidents with loss of days in Ecuador and Bolivia, and 4 million in the Austral basin, both regarding its payroll and employees under contract.

This is how, in the permanent search for “zero accidents”, the Company continued to develop a menu of actions and programs to reinforce safety, of which the following are the highlights:

- It expanded the implementation of the Change Management tool, intended to secure effective risk management, especially in the light of minor projects or changes.  It was also engaged in training at operating units.

- It continued with the HES Certification Program and the HES Recertification Workshop, both mandatory for service providers’ staff. The programs, taught both at Universidad Tecnológica Nacional and on site, were focused on building a quality, safety and environment culture as well as awareness regarding compliance with standards and available management tools. This year, 1943 people attended, with 95% effectiveness.

- It organized the Hazardous Material Emergencies Workshop for the community of Santa Rosa, in the Province of La Pampa, with road accident drills and fire and spill scenarios.

- It completed the operating traceability audits at the Industrial Department and the Main Building, with a highlight on accident prevention and operating discipline in the Work Permit, Hazardous Energy Control, Behavioral Audits and Alert Dissemination processes.

- It participated in the 1st Latin American Congress and the 3rd National Congress on Safety, Health and the Environment in the Oil and Gas Industry, organized by IAPG, focused on the exchange of methodologies and experiences. It received a general acknowledgement for its work and a special award for its efforts in responsibility in the low perception of risk in the research on industrial accidents and its association to learning.

- It continued with the training programs for assets’ fire brigades, to secure a good response if faced with an eventual contingency. It was also part of the Fire and Rescue Brigade Olympics organized by Centro Argentino de Lucha Contra Incendio y Conducción (i.e.: the Argentinean fire-fighting association) and IRAM (i.e.: the Argentinean standardization and certification body). Prior to the meeting there were training lectures and labs.

- Road-safety training efforts were also part of the menu, particularly lectures and labs on preventive driving to staff exposed to this type of risk. It also disseminated in-house memos throughout its headcount to provide preventive advice.

Finally, commitment to safety also had its academic component. Petrobras Argentina, to boost the adoption of better practices, sponsored the Second International Course on “Flammable liquid, fuel and LPG risks in fire fighting”, organized by the voluntary fire brigade of Alta Gracia, in the Province of Córdoba.

3. Environment

In the area of the environment, Petrobras Argentina is working with the concept of ecoefficiency. This means an optimized use of natural resources to thus achieve a minimum impact on the environment and keep profitability levels.

These efforts were reflected outside the Company. For the fifth year in a row, Petrobras Argentina, through Petrobras (Main Office), qualified for inclusion in the Dow Jones Sustainability Index (DJSI) group. This index, the world’s most important sustainability index, uses social, economic and environmental performance of the participating companies as parameters. On the other hand, in line with the Kyoto Protocol recommendations, the Company continued with the joint efforts with the World Bank to evaluate projects that may fall within the scope of the Clean Development Mechanism (CDM).

In addition, the Company, in order to improve the environmental information about the locations it operates in, in 2010 drafted an environmental sensitivity map for the Paraná river. The map encompasses all the way from Asunción del Paraguay to its outflow in the River Plate. This environmental, georeferenced information, which deals with socio-economic, cultural and flora, fauna and community aspects, will be a key tool to prevent risks inherent to Petrobras Argentina’s operations.

On the other hand, the Company continued with duct integrity and environmental liability remediation projects. Together with external specialists, it audited the gas emission sources of the plants impacted. Thus, it managed to make sure that the data recorded on a monthly basis in the Company’s emissions inventory —in place since 2004— are reliable and reflect the reality for each asset. This source of information will support improvements and power reductions.

4. Occupational Health

Petrobras Argentina is committed to the quality of life of its personnel. In such respect, the Company is heart safe and smoke-free certified.  For that reason, the Company develops its Health Promotion and Protection Program, which promotes a healthy diet and physical activity habits and works on the handling of stress and prevention of diseases and accidents.

In this respect, the Company continued implementing Individual Consulting services, through which a specialized professional is made available to employees for individual enquiries at the workplace, mostly on healthy diets and cigarette smoking. Specialists gave their advice to approximately 1257 employees throughout the year.

All members of staff had their mandatory regular medical checks in 2010, supplemented by epidemiological indicators for dyslipidemia, hipertension, sedentary lifestyle, overweight and obesity.

On the other hand, the Company developed 116 workshops that involved 1127 participants. It also organized in-house Cardiopulmonary Resuscitation and First Aid training courses at all its facilities for almost 1500 employees. Another feature was a physical activity plan for 2500 people and a flu and tetanus vaccination campaign throughout the company.

In Occupational Health, the measurements of the work environment and specific risk maps were completed, and follow-up of deviations was performed.

Our People

One of the most important assets of Petrobras Argentina is its people: their skills, commitment and daily efforts are key factors to build competitive advantages both in the business and in society. That is why the Company does not only take into account the generation of training and development instances for its people, but also creates an attractive and motivating work environment.

In 2010, the Company:

- Provided its employees approximately 50 thousand training hours.

- Engaged in activities such as Leadership Training or Managerial Education programs, to promote its employees’ efforts and in-house development.

- Continued with its successful participation in employment fairs in order to strengthen its institutional image and disclose its business and personnel management philosophy.

- Started setting up a single employee function and qualification base.

- Was deeply involved in efforts directed to the general wellbeing of its people, with different actions such as children visiting programs, acknowledgements to careers or open talks on the International Women’s Day.

1. Personnel Management

Petrobras Argentina started the Function Family Project, directed at building a single function and qualification base for its payroll. The project encompasses all non-managerial positions at Petrobras Argentina, not subject to collective bargaining agreements. It is meant to manage human resources and knowledge with a global vision, so that people can be in the right positions at the right time.

The Company also continued to work in the Balanced Scorecard for Human Resources –the tool to approach the outcome of the human capital indicators in a global manner for each operating unit and also corporate-wise-, with a quarterly review.

2. Recruitment and Selection

The Company continued to work toward filling each position with the most suitable person to secure excellence in outcome. To that end it resorted to different strategies and channels for recruitment to maximize process transparency.

Moviliza

Moviliza, Petrobras Argentina’s in-house program to prioritize internal applicants when filling vacant positions, continued to secure the internal mobility of its resources, thus promoting its own personnel’s growth and development.

Employment Fairs

Petrobras Argentina participated for the sixth time in the virtual employment fair Expobumeran 2010 to show itself and also to update its base of prospects. The stand of the Company received some 21 thousand visits and 14 thousand resumes, a token of the company’s positioning in the market.

Human Resource Planning

In 2010 the information gathered in previous years was considered at different instances and processes, such as recruitment and selection and also corporate education, among a number.

3. Compensations and Benefits

In 2010, the Company granted to personnel not under collective bargaining agreements a salary increase equivalent to the one in place in the labor market. In March it updated its payroll fringe benefits in line with the market and other macroeconomic variables. In both cases, it responded to the compensation policy based on two main principles: external competitiveness and internal equity.

4. Labor Relations

The labor scenario was directly impacted by higher prices in the basic family shopping basket. This scenario prompted a strong claim from unions, which engaged in continuous negotiations to maintain agreement-salaries’ purchasing power.

For that reason, negotiations with unions relating to the Company’s activities were held throughout the year. They were monitored by the Provincial Governments and Argentina’s Ministries of Labor, Employment and Social Security and Federal Planning, Public Investment and Services.

Petrobras Argentina was actively involved in the business chambers’ labor and negotiation commissions that represented this industry in negotiations.

5. Training and Development

Leadership Training Programs

Petrobras Argentina implemented three leadership training programs in 2010:

- Middle Management Training, whose activities were held in Buenos Aires, Neuquén and Bahía Blanca.

- Future Leaders, focused on training senior analysts with a projection to take managerial positions, in three versions: two in Buenos Aires and one at Puerto General San Martín.

- Leadership Program for Gas Station Heads.

Management Training Program

In this program’s sixth year, the Company’s activities were held at Maipú 1, Puerto General San Martín, Neuquén, Río Gallegos and Bahía Blanca, focused on the development of corporate individual competencies, such as decision-making, team-work, knowledge learning and dissemination capabilities, among a number.

Managerial Education

In 2010 Human Resources reformulated the masters’ and graduate programs to put together common criteria and directions in this educational area.

Petrobras University

The Company structured the process of application for and approval of activities abroad.

Training Center

Some 2400 participants attended a total of 452 management and technical training courses, representing approximately 40 thousand hours’ training.

Performance Management Cycle

The Company implemented the corporate individual Competency Evaluation for the 2009 cycle through the Integra portal. As stated in the process, corporate individual objectives and competencies will be jointly evaluated through this portal.

Capacitio

Capacitio, the training sector exclusive of the gas station network, was engaged in training actions with an approximate total of 10 thousand training hours. The courses were: Management, Energy of Services, Welcome to Petrobras, Mobile Classroom, Diesel Podium and Premmia.

6. Employees’ Commitment and Satisfaction

Employee Services

In 2010, Nexo (a tool for employee inquiries with different channels, such as e-mail, web, telephone and toll-free telephone number) expanded its time range. This implied 22% more questions than in 2009.

To strengthen the relationship with its personnel, the Company was engaged in actions for the recognition of the career of 720 employees who had their 10, 20, 30 and even 40 years’ anniversaries with the Company. Also, different activities were organized to promote belonging, such as working breakfasts with directors and executive managers, open talks on the International Women’s Day and gifts to secretaries on their day and to employees’ children on Children’s Day.

Finally, the PIV (Petrobras Important Visit) was organized so that employees can share a workday with their children.

Corporate Social Responsibility

In the eyes of Petrobras Argentina, Corporate Social Responsibility is a form of integrated, ethical and transparent management that cuts across all levels in the organization and is present in business and the relation with both internal and external public. Human rights’ promotion, respect for human and cultural diversity and the reduction of social inequality are some of the axes on which the Company’s Social Responsibility policy is based.

That is why it creates and supports initiatives that can be sustained in time, mainly oriented to the fields of childhood, adolescence and preservation of the environment. These actions support keeping installed capacity in the communities where the Company operates and respond to a single objective: growing in an also growing society.

In 2010, the Company:

- Launched a new stage in the company’s social investment, with widened support to social leadership and the development of the communities close to company operations, networks and social organizations.

- Proved to be one of the top ten in the 2010 ranking of Sustainability-Oriented Corporate Management of the Corporate Citizenship Award granted by the American Chamber of Commerce (AmCham).

- Hosted the second Social Project Contest, which tripled the number of projects received vis-à-vis the previous contest.

- Strengthened corporate leadership’s roles in social responsibility process and project management, with a focus on community issues.

1. Corporate Programs

- Social Investment Program

As part of the Company’s Social Investment Program, in 2010 it hosted the Second Contest on Social Projects, the initiative that supports public interest projects. One hundred and fifty six (156) projects were submitted, three times the enrollment for 2008. The subject matters for the first contest – disability, school dropout rates and recreation and use of free time - were expanded: promotion of decent work, child mortality reduction, mothers’ health and promotion of a sustainable environment. Fifteen (15) institutions will be able to execute their projects in 2011. The program will thus have 25 supported projects and more than 3300 children and youngster beneficiaries.

As part of the Social Investment Program, Petrobras Argentina is also sponsoring Social Responsibility events focused on improving charities’ institutional quality. In 2010, it promoted the 16th Argentinean Social Sector’s Day, Patagonia’s Regional Day and the Sustainable Development and Corporate Social Responsibility Seminar, organized by Fundación Compromiso. Moreover, it supported the research piece Sustainability Report in Argentina put together by ComunicaRSE, as well as the Ninth International Fundraising Congress organized by the Association of Executives for Social Organizations’ Resource Development. It kept its Gold Member status at the Argentinean Corporate Social Responsibility Institute.

- Petrobras’ Energy-for-Children Program

In 2010, Petrobras Argentina held for the sixth year the Energy-for-Children Program, focused on providing help to public hospitals in areas where the Company is present. The company thus organizes concerts and contributes with P$50 thousand per concert so that institutions, mostly focused on children’s health, can improve medical equipment or infrastructure. Since its inception, the program has held 25 concerts with 16 artists. Petrobras Argentina has donated a total of P$1.5 million to a range of hospitals throughout the country.

Contributions to three hospitals were made this year through these shows:

- Hospital Municipal Dr. Leónicas Lucero’s Foundation, in the city of Bahía Blanca.

- Hospital Programa Área Catriel’s Foundation.

- Hospital Rincón de los Sauces’s Foundation.

2. Alliance Programs

- Sports and Social Integration

Together with the Petrobras Tennis Cup, the Company is seeking to promote projects with an impact on the community. In 2010 it opened a venue, as part of the event, for civil associations La Usina and RedActivos – a charity that sells products manufactured by disabled people – to disseminate their activities. It also engaged into disability sensitization through communication. And, moreover, it invited the Argentinean Association of Adapted Tennis and Fundación Baccigalupo to participate in a tennis clinic.

- Mobile Pediatric Unit

Petrobras Argentina continued to sponsor the Mobile Pediatric Unit (jointly with La Casa de Ronald McDonald and Hospital Universitario Austral), aimed at providing primary medical care, dental prevention, sanitary education and vaccination to children in communities with difficulties to access health services. In 2010, through Petrobras Campaigns, the Unit reached 272 children in the cities of Zárate and Marcos Paz.

3. Other Activities in Alliance

- Agents-of-Change Program

The Company continued its joint effort with Fundación Germinare in the city of Zárate to help low-income children reach an education that improves their skills. With the 2009 academic support stage over, seven children were enrolled in four private schools in 2010. The same year, eight children participated in the Intensive Training Program, which will continue throughout 2011.

- Digital Inclusion Project

Ever since technological exchange first started back in 2009 and up to December 2010, the Company  donated 1553 computers and notebooks, 1770 monitors, 3 servers and 104 printers to schools, NGOs and entities such as Educ.ar and Fundación Equidad. Thanks to that, some 250 institutions throughout the country received retrofitted equipment. New donations and alliances are scheduled for 2011.

- Community Promotion Plans

Together with other companies, Petrobras Argentina has set up Acercarse, a program to strengthen Zárate’s companies working for the environment and education, as well as to create local job opportunities. In the second half of 2010, the program trained 35 organizations and hosted a social project contest with awards for major initiatives.

Furthermore, in Río Gallegos it hosted environmental workshops for elementary students for the third year in a row. They were set up with the teaching support of the Junior Achievement foundation. The workshops are given at the school itself by the Company’s volunteer employees, previously trained by the foundation.

- Sponsoring and Public Welfare Campaigns

In 2010, the Company sponsored the Second Iberoamerican Job Symposium with support of Fundación Discar, as well as the Eighth Argentinean Congress of Fundación Proyecto Padres’s Parents.

- Cooperation in Solidarity Events

The Company also cooperated with solidarity events organized by Fundación Colegio San Pablo, Casa Ronald Mc Donald´s, Fundación Proyecto Padres, Fundación Cimientos, Fundación Baccigalupo and Colegio Las Lomas Oral.

Communications

From the Communications area, Petrobras Argentina takes steps to delineate the presence of its brand and spread its news to all target public segments. To that end, it engages in a range of communication actions, in line with the business’ objectives and built to boost daily operations.

In 2010, the Company:

- Continued to support sports activities: for the ninth year in a row, it sponsored the TC2000 Petrobras Team, which got the pole in the team category. It also extended the agreement with River Plate to sponsor it for two more years.

- Had a presence close to the Argentinean culture to promote and show the new generations: as it has been doing for a few years now, it was the main sponsor of Buenos Aires Photo, arteBA and Impact Art.

- Engaged in in-house communication campaigns, including, among a number, Information Security, Chicken-pox Vaccination, 2010 World Soccer Championship and the revamping of the “Zona de Descuento” website.

1. In-house Communication and Editorial

In 2010, Petrobras Argentina continued to take institutional messages and news of the Company to all its employees to promote communication among people and different areas.

2010 Campaigns

The Communication area was engaged in a series of campaigns throughout the year. The Health Week served to disseminate preventive actions against the H1N1 influenza and the dengue virus. Toward the end of the year, the Company executed preventive campaigns on driving and drinking, driving on routes and high temperatures. The Company also engaged in an action directed to the employees who had not received the chicken-pox vaccine.

Other highlights are the International Women’s Day campaign, which focused on the role of women at work and at home, as well as the Security campaign, which underscored the importance of being careful with information. The Communication area also supported the campaigns of the Corporate Social Responsibility area and the Performance Management Cycle.

Communication Channels

The Company updated several Intranet tools to have a more friendly and dynamic environment. The news feature the weather report and news highlights.

2. Sponsoring

Petrobras Argentina is aware that being present at major community events is a way to strengthen its leadership. That is why it has been supporting Argentinean culture and sports for almost ten years. In 2010, it continued with the following supporting actions:

- ArteBA: since 2004, Petrobras Argentina has been the main sponsor of arteBA and the arteBA-Petrobras Award to Visual Arts.

- Buenos Aires Photo: since its inception in 2006, the Company has been the main sponsor of this fair, which is luring more and more visitors every year at Buenos Aires’ Palais de Glace.

- Impact Art: for the third year in a row, Petrobras Argentina was the main sponsor of this art, sports and social initiative, where major national sports figures make use of their disciplines to produce paintings, which are then auctioned and their proceeds donated to UNICEF.

- Casi Angeles: Petrobras Argentina sponsored this teen series’ musical play for the fourth consecutive year, on stage at the Gran Rex Theater in winter.

- Petrobras Energy-for-Children Program: the sixth time around of the Program reached Catriel, Bahía Blanca and Neuquén, through top Argentinean musicians such as Miguel Mateos, Marcela Morelo and Facundo Saravia.

- Club Atlético River Plate’s Sponsoring: Petrobras Argentina has extended the sponsoring agreement with River Plate up to 2012 in any category it is present.

- TC 2000: in the ninth year of sponsoring, the TC2000 Petrobras Team got the pole in the team category. Also, the promotion “TC2000 llega a tu ciudad” (i.e.: TC2000 gets to your city) sponsored the category in a number of cities in inland Argentina.

- Petrobras Tennis Cup: this tournament has a great exposure on TV and printed media. The Company takes some actions while at the tournament, such as the tennis clinic, where Petrobras’ employees, suppliers and contacts of interest receive tennis tips from former players.

3. Advertising

In the area of Advertising, Petrobras Argentina aimed at keeping both the link with major media companies through advertising and brand awareness targeting general public. It mainly worked in brand presence in radios, printed media and cable TV, and also by supporting sponsoring actions, Corporate Social Responsibility and Company products. It was also engaged in planning and creativity actions to revitalize the Lubrax brand, whose integrated campaign is scheduled for execution in the first quarter of 2011.

4. Brand

In 2010, the Company implemented the Image Upgrade Program. This program supported the renovation of more than 130 gas stations. Petrobras Argentina also signed an agreement with its HQ, Petrobras, with a covenant to invest in branding and positioning actions.

Corporate Governance

The Corporate Governance best practices, referred to as a set of policies, systems, standards and procedures regulating the Company’s management and development, provide the adequate framework to support organizational objectives, where the roles and responsibilities of the main players and their interaction are defined, securing the alignment, balance and respect of the interests of all shareholders and any other public involved, employees, clients, suppliers and the community in general.

Ethics in the conduction of business, transparency in the relationship with targets and trustworthiness of the financial information generated by the Company are the main pillars of the management practices on which the Company’s Corporate Governance philosophy is built.

During 2010, efforts continued to consolidate several initiatives implemented as from 2004, aimed at strengthening Corporate Governance good practices:

* Consolidation of the Audit Committee’s performance continued, with a fluent interaction with the different company sectors and a greater involvement with the Company’s business management, in compliance with the rules and regulations applicable in Argentina and USA.

* The tools and procedures for the reporting of irregularities involving accounting and financial issues and conflicts of interest implemented in 2005 allowed informants to report any irregularity to the Audit Committee on a confidential and anonymous basis.

* The Ombudsman’s Office consolidated as a channel to facilitate review and handling of claims, opinions, suggestions, requests and expectations of people directly or indirectly related to the Company.

* Disclosure to the market of relevant information was performed in accordance with the standards and practices established by the Company, being respectful of good market practices and complying with applicable legal requirements.

In compliance with General Resolution No.516 of the CNV, the Company worked out the Corporate Governance Code Report for fiscal year ended December 31, 2010, attached hereto as an annex and which thoroughly reviews the recommendations proposed in the before mentioned resolution.

In addition, since 2006 the Company (formerly, through its holding company), as a company registered with the US Securities and Exchange Commission (SEC), has obtained certification of the effectiveness of internal controls over financial reporting, in compliance with Section 404 of the Sarbanes-Oxley Law.

The Sarbanes-Oxley Law sets forth specific responsibilities of the Audit Committee, the Company’s Management and its external auditors, adds new reporting requirements for public companies subject to the law and imposes severe personal and institutional penalties for non-compliance with stated regulations. This law aims at strengthening the confidence of investors in the financial information of the companies involved and in the exchange markets on which their securities are listed.

Management and Administration

Board of Directors

Pursuant to Petrobras Argentina’s Bylaws, the Board of Directors that formally meets at least once every three months shall be composed by nine regular directors who are elected for a three-year term and renewed by thirds each year. The Meeting may appoint a number of alternate members that may be equal to or lower than the number of regular directors in order to fill any vacancy and shall establish an order of priority.

The table below sets out the current structure of the Company’s Board of Directors, as approved by Petrobras Argentina’s General Regular and Special Shareholders’ Meeting held on March 26, 2010:

(*) The Company’s Board of Directors, at the Meeting held on December 6, 2010, accepted the resignation of Antonio Eduardo Monteiro de Castro from his position as Regular Director effective January 24, 2011. Since Richard Olm, alternate director replacing the resigning Director, was not able to fill the vacancy for personal reasons before April, the Board of Directors deemed it appropriate to appoint a new Regular Director to complete the term of office of the resigning Director as from January 25, 2011. This business was included as item one of the Agenda to be considered at the General Regular Shareholders’ Meeting held on January 25, 2011. However, the said Meeting was adjourned to February 23, 2011. Consequently, given the vacancy of the Regular Director position, the Company’s Statutory Syndic Committee, upon the powers conferred under Section 258 of the Business Associations Law, resolved to appoint Christovam Penteado Sanches as Regular Director to replace the resigning Director.

(**)  The Company’s Board of Directors, at the meeting held on August 3, 2010, dealt with and resolved to accept the resignation of Carlos Eduardo Sardenbert Bellot from his position as Alternate Director. Given the vacancy of the Alternate Director position and considering the individual and exclusive condition each alternate member has with respect to the relevant regular director, the Company’s Statutory Syndic Committee, upon the powers conferred under Section 258 of the Business Associations Law, at the meeting held on August 30, 2010, resolved to appoint Eduardo Autran de Almeida Jr. as Alternate Director to replace the resigning Director.

In compliance with Resolution No. 368 issued by the CNV, Cedric Bridger, Roberto Monti, Roberto Fortunati and Alejandro Poletto are independent directors, the other directors being non-independent in accordance with such rule.

Compensation

Compensation of the Board of Directors’ members is determined at the General Regular Shareholders’ Meeting in compliance with the Business Associations Law. The maximum amount of compensation the Board of Directors’ members may receive, including salaries and any other form of compensation for the performance of permanent technical and administrative functions, may not exceed 25% of the Company’s profits for the year. This amount will be 5% in the event no dividends are distributed to the shareholders and will be increased pro rata on the basis of the dividend distribution up to the 25% cap when all profits are distributed. In the event one or more directors serve as members of a special committee or perform technical and administrative functions and profits are reduced or non-existent and consequently the preset limits need to be exceeded, compensations in excess of the limit may only be paid with the prior express approval by shareholders at the General Regular Shareholders’ Meeting.

Executive Officers

The table below sets out the names and positions of Petrobras Argentina’s executive officers:

Compensation

The compensation policy for executive officers includes an annual cash compensation and a benefit program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position, the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and an annual variable compensation dependent upon Petrobras Argentina’s results of operations and the achievement of individual goals and objectives. Benefits granted to executive officers are similar to those granted to the Company’s staff, such as life insurance, health care plan and supplementary pension plan.

Decision-making and Internal Control System

Petrobras Argentina’s operations are divided into Business Units which are, in turn, supported by a Corporate Center.

As far as decision-making is concerned, Petrobras Argentina is managed by an Executive Committee composed of five members: the Chief Executive Officer, the Chief Financial Officer, the Director of Oil and Gas Exploration and Production, the Industrial Director and the Marketing Director.

Operations are managed through standardized processes that facilitate and secure coordination among the different Company areas. Delegation of authority is encouraged for the purpose of promoting agile and efficient responses to activities. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes.

The Company’s Internal Control system is supported by the policies established by the Executive Committee and by systems and procedures operated by qualified personnel.  This Internal Control system is designed to ensure achievement of the Company’s objectives, securing efficiency of operations, reliability of financial reporting and compliance with applicable laws, rules and policies in general.

Audit Committee

Pursuant to the Regime concerning Transparency in Public Offerings approved by Decree No. 677/2001 and the CNV Regulations, Argentine public companies must have an Audit Committee composed of at least three members of the Board of Directors. On May 21, 2003, the Company’s Board approved the implementation process provided under General Resolution No. 400/02 issued by the CNV. This Regulation also established that the implementation and operation of the Audit Committee shall be stated in the Company’s internal regulations or bylaws.

In compliance with the above regulation, on March 19, 2004 the General Regular Shareholders’ Meeting approved the addition of a section to our bylaws regarding the structure and operation of the Audit Committee.

The Audit Committee’s purpose is to assist the Board of Directors in fulfilling its responsibilities to investors, the market and others in matters relating to (1) the integrity of the financial statements, (2) compliance with applicable legal, regulatory and behavioral requirements, (3) qualification and independence of the external auditor who will act as attesting accountant (the “Independent Auditor”), and (4) the performance of the internal audit and the Independent Auditor function.

The Audit Committee is composed of three regular directors and an equal or lower number of alternate members who are appointed by the Board from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of the Audit Committee. All members must be independent, under the standards provided for in the regulations of the SEC and NYSE (provided such regulations are applicable to non-US issuers and taking into account all the exceptions therein stated), while under the CNV Regulations only a majority of its members must be independent.  Considering that Petrobras Argentina’s shares constituting its capital stock are listed on the New York Stock Exchange through an American Depositary Shares program, thus being subject to the NYSE and the SEC Regulations, the Audit Committee is fully composed of independent Directors, to wit: Cedric Bridger, Roberto Monti and Roberto Fortunati as regular members and Alejandro Poletto as alternate member.

The Audit Committee works out an annual action plan for each fiscal year that is reported to the Board of Directors and the Statutory Syndic Committee. The Directors, members of the Statutory Syndic Committee, managers and independent auditors will be bound, at the Audit Committee’s request, to attend the Committee’s meetings, assist the Committee and provide it with any information available to them. The Audit Committee will have access to the information and documentation deemed necessary for the fulfillment of its functions. For the proper performance of its duties, the Committee may hire, on the Company’s account, advisory services of a counsel and other independent professionals on the basis of a budget previously approved at the General Shareholders’ Meeting.

The Audit Committee has the following powers and responsibilities:

a) To supervise the performance of the internal control and administrative and accounting systems, as well as the trustworthiness of the latter and of all the financial information and of other relevant events to be reported to the CNV and to self-regulatory entities in compliance with the applicable reporting requirements.

b) To establish and supervise the implementation of procedures for the reception, documentation, treatment and tracking of claims or reports on irregularities in connection with accounting, internal control or auditing matters, on a confidential and anonymous basis.

c) To issue founded opinions with respect to transactions with related parties as required by applicable law. To issue founded opinions whenever a conflict of interest exists or may arise and to communicate these opinions to self-regulatory entities as required by the CNV.

d) To provide the market with complete information with respect to transactions where members of the corporate bodies and/or controlling shareholders of ours have conflicts of interest.

e) To issue an opinion regarding the reasonableness of the compensation and stock option plans proposed by the Board of Directors at the Shareholders’ meetings.

f) To issue an opinion regarding the compliance with legal requirements and the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

g) To issue at least at the time of submittal of the annual financial statements, a report on the treatment given during the year to the matters under its responsibility.

h) To issue an opinion at the Shareholders’ Meeting on the proposal submitted by the Board for the appointment (or revocation) of the Independent Auditor.

i) To evaluate the qualifications and independence of the external auditor.

j) To issue and maintain pre-approval procedures in connection with any service (whether audit-related or not) to be provided by the Independent Auditor, under which the Committee will be exclusively authorized to pre-approve any service provided by the said Auditor.

k) To evaluate the quality of, and the main changes to, the Company’s accounting standards.

Compensation Committee

For a better supervision of salary and compensation programs, the Board of Directors of Petrobras Argentina created a Compensation Committee at the Meeting held on October 6, 2006. The main purpose of this Committee is to assure compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee approves matters relating to compensation policies, including variable compensation practices, and must report to the Board of Directors at least semiannually. The Committee is composed of the regular members of the Board Roberto Monti, José Carlos Vilar Amigo and Carlos Alberto da Costa, or their respective alternate members.

Statutory Syndic Committee

The Company has a Statutory Syndic Committee comprised of three members and three alternate members.  The table below sets out the name of each member of the Statutory Syndic Committee, approved by Petrobras Argentina’s General Regular Shareholders’ Meeting held on March 26, 2010.

The regular and alternate members of the Statutory Syndic Committee are elected by the shareholders at the General Shareholders’ Meeting to serve for a renewable term of one year.  The primary responsibility of the Statutory Syndic Committee is to monitor Management’s compliance with the Business Associations Law, the Company’s bylaws and the shareholders’ resolutions. The Statutory Syndic Committee also performs other functions, including: (i) attending Board of Directors’ and Shareholders’ meetings, (ii) calling Special Shareholders’ Meetings when deemed necessary or when required by shareholders, in accordance with the Business Associations Law, (iii) submitting a report on the Board of Directors’ reports and the Company’s annual financial statements at Regular Shareholders’ Meetings, and (iv) investigating written complaints from shareholders representing not less than 2% of the capital stock. The Statutory Syndic Committee shall not be involved in the control of the Management’s performance and, accordingly, shall not evaluate the business criterion and decisions made on issues of administration, financing, sales and production, as these issues fall within the exclusive responsibility of the Board of Directors.

Dividends

Pursuant to the Business Associations Law, the Company may only pay dividends to shareholders from the retained earnings reflected in its approved annual audited financial statements.  The Company’s Board of Directors may declare interim dividends and each member of the Board of Directors and of the Statutory Syndic Committee will be jointly and severally liable for any payments made in excess of retained earnings at year-end. The declaration, amount and payment of dividends to shareholders are subject to approval by the General Regular Shareholders’ Meeting. Under the Company’s bylaws, net income shall be allocated as follows: a) 5% to a legal reserve, until it equals 20% of the Company’s paid-in capital; b) to compensation of the members of the Board of Directors and Statutory Syndic Committee; c) to dividends on preferred stock with priority to unpaid cumulative dividends and d) to dividends on common stock or to a voluntary reserve fund or a contingency fund, or to a new account, or as otherwise determined by the Shareholders’ Meeting. Dividends shall be paid in proportion to the respective paid-in amount within the year of their declaration and distributed pro rata to the number of common shares held by each shareholder.

Under Law No.25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a thirty-five percent income tax withholding, as one-time and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up to income as determined under the general provisions of the Income Tax Law, dividends or income obtained from other corporations not considered in the computation of said income for the same tax period or periods.

Analysis of the Consolidated Results of Operations

Factors affecting our consolidated results of operations

1) Argentine economic situation

Fluctuations in the Argentine economy have had and will continue to have a significant effect on Argentine private entities, including us.  Specifically, we have been affected and might continue to be affected by inflation, interest rates, the value of the peso against foreign currencies, tax regulations and the political, social and economic environment in and affecting Argentina.

a) Value of the Peso Against Foreign Currencies

As of December 31, 2010, the peso-US dollar rate of exchange was P$3.98 per US dollar, compared to P$3.80 and P$3.45 per US dollar as of December 31, 2009 and 2008, respectively.

Almost all of our financial debt, as well as a significant portion of the debt of our related companies, is denominated in US dollars, which exposes us to exchange risks. The diversification of our business, with foreign operations having a cash flow primarily denominated in US dollars, helps us partially mitigate our Peso-US dollar exchange exposure. Exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in foreign entities are not directly charged to results but to the item “Deferred Results” within Stockholders’ Equity, to which results for conversion of operations abroad are also charged.

With the accounting considerations stated, the exchange differences for fiscal year 2010 accounted for a gain of P$55 million, compared to a loss of P$70 million and P$146 million in 2009 and 2008, respectively, mainly resulting from a net monetary asset position in foreign currency as from the second quarter of 2009.

b) Inflation

Historically, the Argentine economy has exhibited significant volatility, characterized by periods of high inflation. In accordance with accounting principles generally accepted in Argentina, the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) is responsible for permanently assessing the existence or not of an inflation or deflation context.

The CNV, through General Resolution No. 441, mandated that as from March 1, 2003 all financial statements of reporting Argentine companies should be stated in nominal currency. If inflation accounting were reinstated, financial statements would have to be stated in constant currency.

In 2010, 2009 and 2008, consumer price indexes, according to statistics from the National Institute of Statistics and Census, reflected an inflation of 10.9%, 7.7% and 7.2%, and wholesale price indexes rose 14.5%, 10.3% and 8.8%, respectively.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to stimulate economic growth. Sustained inflation in Argentina, without a corresponding increase in the price of products sold by us in the domestic market, would have an adverse effect on our results of operations and financial position.

2) Regulations of the Energy Industry in Argentina

In the context of sustained increase in commodity prices until the outburst of the global financial crisis in 2008 third quarter, over the past several years, the Argentine government has imposed a series of regulations, particularly focused on the energy sector, aimed at easing the impact of inflationary pressures resulting from such scenario and securing energy supply to the domestic market.

Natural Gas

In 2007, the Argentine government and producers signed a new Natural Gas Producers Agreement with two main goals: to secure supply of the domestic demand for gas and the gradual recovery in prices in all the market segments.

As regards the first goal, the agreement established domestic market supply commitments for each producer. The above agreement was approved by Resolution No.599/07 of the Secretary of Energy and provided for successive maturities for each sector, with the residential supply commitment expiring last in 2011. As a result, each segment’s market share will be uniformly distributed among producers and regulated prices will remain low for the above mentioned segments.

In addition, the above Resolution established that on December 31, 2009 natural gas producers’ commitments to supply the CNG and power plant market segments would terminate. However, the Secretary of Energy decided to unilaterally extend those supply commitments.

As regards the second goal, the gradual recovery in prices, the power plant segment experienced the highest increase. In the case of the Residential and CNG segments, however, as of the date of this Annual Report prices did not increase significantly, this having a negative impact on natural gas marketing.

In January 2007, through Resolution No. 1,886, the Secretary of Energy confirmed that hydrocarbon exports are contingent upon adequate satisfaction of domestic demand and that exports sales have to be authorized on a case-by-case basis by the Argentine Executive Branch. These measures prevent us from benefiting from the higher margins offered by export prices.

Within the scope of the long-term gas supply agreements entered into between the governments of Argentina and Bolivia whereby a gas price of US$5 per million British thermal unit (MMBtu) was initially established subject to adjustment pursuant to a formula based on international price references for gas and its by-products, gas imports were placed under the responsibility of ENARSA. In order to avoid the impact of the increase on domestic consumers, the Argentine government determined that the increase in import gas prices would be passed through to exports, through the rise in withholdings.

In September 2008, through Resolution No.1,070/08 issued by the Secretary of Energy, the Argentine government approved an Agreement with natural gas producers for the reduction in the price of 10 kg. butane cylinders. This agreement resulted in an increase in natural gas prices of 15% for residential users, 8% for CNG and 13% for electricity generation. The reduction in LPG sales price is financed with producers’ contributions, originally equivalent to 65% of the price increase resulting from the above resolution, and subsequently equivalent to 100% as from December 2008. Later on, under Resolution No.1,417/08, an 80% increase was imposed on the price applicable to a sector of the R3 Residential segment as from November 2008. The Natural Gas Producers Supplementary Agreement approved by Resolution No. 1070/08 issued by the Secretary of Energy was renewed for the year 2010.

In addition, a Trust Fund was created (Decree No.2,067/08) to cover natural gas imports required to secure supply of the domestic market. The resulting expenses will be borne by users of the transportation and/or distribution regulated services, by natural gas processing companies and by gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems.

In August 2009, the Argentine government and natural gas producers signed a Social Peace agreement which provided that such companies should maintain the production activity level in exchange for an improvement in the wellhead price of natural gas for the Power Plant segment, that would result in a 30% increase in such sector. In addition, producers should receive a 0.56 US$/MMBtu subsidy for gas deliveries to residential users. During 2010, the Company failed to make authorities recognize this subsidy.

In October 2010, through Resolution I-1410 issued by ENARGAS, the natural gas delivery method was modified, placing a priority on the supply of the Residential and CNG segments’ demand. As a result, each distribution company was able to request volumes on a daily basis above volumes committed under the Natural Gas Producers Agreement (Resolution No. 599/07 issued by the Secretary of Energy). This resolution had a negative impact on the natural gas business since it implies delivering a higher volume to the prioritized demand.

Considering the regulatory changes introduced by the Argentine government with a view to restoring profitability of gas production activities, as of December 31, 2008 we recorded a P$121 million gain from the reversal of previously recorded allowances on the recoverability of investments in gas areas.

Export withholdings

The Public Emergency Law No. 25,561 established a regime of withholding taxes on hydrocarbon exports. The taxes withheld are deducted from the sales price of the exported hydrocarbons.

In order to secure domestic supply and discourage exports, the Ministry of Economy and Production issued Resolution No.394/07, effective November 2007, which provided for a change in the method for withholding on hydrocarbon exports and placed the treatment given to certain oil related products on the same level as that of crude oil. This change implies the application of an incremental withholding rate on crude oil exports, capping the price of standard crude oil at U$S42 per barrel when the international price for crude oil exceeds US$60.90 per barrel. When the international price for crude oil ranges between US$45 and US$60.90 per barrel, a 45% withholding tax is applied.

Instead, if the international price for crude oil decreases below US$45 per barrel, the authorities will have to set new rates within 90 days. A similar withholding regime applies to exports of oil related products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices.

In addition, in March 2008, the Ministry of Economy and Production issued Resolution No.127/08 amending Resolution No. 534/2006, which provided for a 45% tax rate on gas imports from Bolivia and imposed a 100% withholding tax on natural gas exports, based on the highest price for natural gas set under agreements for natural gas imports into Argentina applicable at any time. In addition, under the above mentioned resolution, the method for calculating withholdings on exports of crude oil was also applied to LPG.

Downstream margins

Downstream margins have significantly declined in Argentina since the enactment of the Public Emergency Law. The Argentine government has intervened in the fuel market to secure full supply for the domestic market and curb increases in the price of gasoline and diesel oil at the retail level in the domestic market that would have otherwise resulted from:  (i) higher costs due to increases in WTI and domestic crude oil prices, (ii) the peso devaluation, (iii) domestic inflation and (iv) higher costs resulting from the obligation to add biofuels.

During the 2007 - 2010 period, a certain flexibility was allowed to gradually increase fuel prices in the domestic market, which resulted in a partial recovery in marketing margins. By mid March 2008, the Argentine government announced that as from April fuel prices would be adjusted according to the inflation rate estimated for the year.

As from November 2007, upon approval of Resolution No. 394/07, the downstream business margin significantly declined, since the new withholding taxes on exports were significantly higher than the then current taxes, mainly affecting fuel oil, VGO and gasoline exports. In addition, the Argentine government imposed new authorization levels for oil and fuel exports, which led to greater delays and restrictions in the processing of export permits.

Business margins were also affected by Resolution No. 25/2006 issued by the Secretary of Domestic Trade, which required refining companies to supply all diesel oil domestic demand. In 2008, 2007 and 2006, in a context of growing demand and lack of elasticity in supply since refineries in Argentina have operated at levels very close to maximum installed capacity, we imported 202 thousand cubic meters of diesel oil in 2008, compared to 208 thousand cubic meters in 2007. Considering the gap between import and retail diesel oil prices, we recognized losses of P$151 million and P$106 million in 2008 and 2007, respectively.

Early in 2008, under Resolution No. 121/2008 issued by the Ministry of Federal Planning, Public Investment and Services, we were able to import diesel oil at domestic market prices under the Total Energy Program (PET), which provided that the Treasury would bear the total operation costs, this resulting in a significant reduction in losses derived from the implementation of Resolution No. 25/2006.

It should be mentioned that under Law No. 26,074/2006, diesel oil imports and sales in the domestic market of volumes imported during 2006 and 2007 were exempted from the tax on liquid fuels and natural gas and from the tax on diesel oil and other taxes. As from enactment of that law, the Secretary of Energy issued several resolutions proposing hydrocarbon market operators to participate. Nevertheless, during the second semester of 2010 tax-exempt diesel oil import quotas ran out which fact obliged the Company to do non-exempt imports of approximately 41 thousand cubic meters with a negative impact on business margins.

In August 2010, under Resolution No. 295/10 oil prices in the domestic market reverted back to prices as of July 31, 2010. However, in December 2010 this rule was repealed by Resolution No. 543/10 issued by the Secretary of Domestic Trade. Subsequently, Resolution No. 13/11 reverting oil prices to January 28, 2011 levels was published on February 2, 2011.

Electricity generation

With the enactment of the Public Emergency Law, in 2002 the Argentine government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market (“WEM”) and set a cap on prices that could be charged for gas used in electric power generation. As a result of this regulation, electricity prices failed to reflect total generation costs.  This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit, which in turn prevented CAMMESA (Compañía Administradora del Mercado Eléctrico S.A.) from normally settling accounts with market agents.

In an effort to reduce the Stabilization Fund deficit, the Argentine government first made successive contributions to the fund and reinstated seasonal adjustments, recognizing some increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. Subsequently, the Secretary of Energy organized an investment fund called “Fund for the Investment Needed to Increase the Supply of Electricity in the Wholesale Market” (FONINVEMEM I), for the purpose of encouraging WEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina.

The Secretary of Energy committed to approve successive seasonal price increases to values that would cover at least total monomic costs. In this respect, in November 2008 partial adjustments to seasonal prices were approved, applicable to the period comprised between November 2008 and April 2009.  As of the date of this Annual Report, adjusted prices still fail to cover costs actually incurred in generation.

After the market was brought to normal once the additional capacity contributed by FONINVEMEM was brought to the system, the Secretary of Energy had committed itself to compensate energy at the marginal cost of electricity produced, as established in the spot market, and producers for capacities at US-dollar values as existed prior to the Public Emergency Law. However, as of the date of this Annual Report, maximum spot prices set under Resolution 406/2003 at 120 P$/MWh are still in force.

During 2010, several resolutions were approved for purposes of supporting power plant operating margins. Under Resolutions No.6,169 and No.6,866 CAMMESA was instructed to accept assignment as from May 1, 2010 of gas and transportation agreements by electric power generators of the Base Market, for the purpose of centralizing and optimizing delivery with the natural gas available for the electricity sector. In exchange, a theoretical gross margin is accrued to electric power generators as if generation were performed with natural gas, regardless of the fuel used. Resolution No.7,548 applicable to the Plus Market was subsequently published with the same sense and spirit.

On November 25, 2010, an agreement was entered into between generators and the Secretary of Energy to start readjustment of the WEM and comply with Resolution No.1,427/2004. Pursuant to this agreement, generators will start receiving a highest price for the monthly available power based on its availability. In addition, higher operation and maintenance costs will be recognized according to the fuel used for generation. Generators, in turn, undertook to continue with their maintenance investment plans and to make a new investment with the proceeds from sales with maturity dates to be defined and not falling within the scope of Resolution No. 724/08.

Regulation of Utilities

The enactment of the Public Emergency Law significantly altered the economic and financial scenario faced by Argentine utility companies.  In particular, the size of the devaluation impact, in a context of fixed revenues as a consequence of the pesification of tariffs, affected the economic and financial position of said companies, including their ability to satisfy certain loan agreement provisions.

In this context, during 2002, CIESA defaulted on its financial debt. See Note 9.5 to the consolidated financial statements in connection with restructuring of its financial debt.

The Public Emergency Law pesified tariffs for utility services and prohibited the increase of these tariffs based on indexation factors. In addition, the Argentine Executive Branch was authorized to renegotiate contracts with utility companies.  The Utilities Contract Renegotiation and Analysis Committee (“UNIREN”) was created to provide assistance in the utilities renegotiation process.

UNIREN is currently renegotiating the contracts with Edesur and TGS.  Renegotiations are in different stages (see Note 7.3 to the consolidated financial statements). We are unable to predict the future development of the renegotiation process involving tariffs and concession contracts or the impact it may have on the results of operations or the financial position of those companies.

3) Migration of operating agreements with Venezuela

Within the framework of the oil contract renegotiation process started by the Venezuelan government, in August 2006 we signed the pertinent agreements in order to effect migration of operating agreements into mixed companies, whereby the Venezuelan government was entitled to a 60% ownership. (See Note 7.4 to the consolidated financial statements).

The conditions imposed under the new operating agreements had an adverse impact on the recoverable value of our assets in Venezuela. The recoverability of these investments is highly sensitive to crude oil price volatility, economic, social and regulatory changes in Venezuela and, particularly, the business plans to be implemented to develop mixed companies’ reserves.

4) Commodity Prices

Our results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and oil related product prices.

International prices for crude oil have fluctuated significantly over the last ten years.  Changes in crude oil prices usually entail changes in the price for oil related products.

Year 2010 displayed the consolidation of the economic recovery started in the second half of the previous year. Emerging countries reported record-breaking growth rates and the United States showed a significant improvement in all indicators except for those related to unemployment and the real estate sector. Commodity prices consolidated their recovery, with agricultural commodities and metals leading this upward trend. The volatility in the price of WTI declined compared to 2009. Closing price for the year 2010 was US$91,4 per barrel. The WTI average price for the year was US$79.4 per barrel, compared to an average of US$62.0 per barrel and US$99.6 per barrel in 2009 and 2008, respectively.

5) Oil and gas production in Argentina

Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves dropped by 16% in the 2004-2009 period. In 2010 oil production accumulated as of November averaged 616 thousand barrels per day, accounting for a 1% drop compared to same period of 2009. Gas production declined over 5%, to 125.7 million cubic meters per day.

In this context, our oil and gas reserves in Argentina, net of additions, declined 12% in 2010 and 16% in 2009. Our production dropped 8% in 2010 and increased 6% in 2009.

The Company’s business plan provides for major exploration investments in Argentina, both in offshore and onshore areas. Due to risks inherent to exploration activities, our management cannot assure you that this downward trend in our Argentine reserves will be reversed.

6) Operations in Ecuador

Our operations in Ecuador have been affected by regulatory changes introduced by the Ecuadorian government as from April 2006, including the Law Amending the Hydrocarbon Law (Law No. 42/2006), the execution of amendatory agreements relating to Block 18 Participation Agreement, the execution with Petroecuador of the “Agreement for the use of the oil transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados”, the return of Block 31 to the Ecuadorian State and the no migration to service agreements in connection with Block 18. (See Note 5.4 to the consolidated financial statements – Operations in Ecuador).

These changes have materially modified the conditions set forth at the time of execution of our participation agreements, adversely affecting profitability prospects on projects, with the consequent negative impact on our assessment of investment recoverability.

On July 26, 2010, amendment to the Hydrocarbon Law in force was approved by operation of law, which amendment provides for, among other things, as from the day after publication, the obligation to migrate to a new contract modality before November 24, 2010.

As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian State to migrate to Service Agreements in connection with Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010, the Hydrocarbon Secretary notified EcuadorTLC S.A. termination of said Participation Agreements and instructed Petroamazonas EP to start and develop the operational transition process.

Pursuant to the Amendatory Agreements, the Ecuadorian State must compensate contractors an amount equivalent to unamortized investments at closing of each fiscal year, at an annual adjustable rate considered reasonable for this type of projects in Ecuador. As of the date of this Annual Report, the Company is taking the necessary steps to reach an agreement with the Ecuadorian State regarding payment of the compensation provided for in said agreements.

7) Sale of Petrobras de Valores Internacional de España S.L. equity interest

In December 2007, Petrobras Argentina sold to Petrobras Internacional – Braspetro B.V. 40% of its equity interest in PVIE, a holding company whose main asset, through its 99.79% interest in Petrobras Energía Perú S.A.’s capital stock, is Lote X.

The agreed upon price was US$423.3 million and also includes an earn out payment in favor of the Company that reflects the market value of the “Kinteroni Prospect” or, alternatively, the non-participation of buyer and the respective compensation. Such earn out, to be defined by the parties, results from the gas and condensate discovery made at Kinteroni Prospect in Lote 57 in January 2008. The Company estimates to conclude negotiations during 2011.

In April 2009, Petrobras Argentina sold the remaining 60% equity interest in PVIE to Petrobras Internacional – Braspetro B.V., in the amount of US$619.4 million.

The assignment of our interest in PVIE enabled us to optimize our asset portfolio, adjusting exploration investments to amounts in line with our Business Plan.

8) Changes in E&P asset portfolio

In 2008, we acquired an interest in El Tordillo and La Tapera - Puesto Quiroga and partially divested our interest in Block 18 in Ecuador (see Note 5.3 to the consolidated financial statements).

During the second quarter of 2010, the Company returned the Tibú field, located in the Catatumbo basin in Colombia (see Note 5.3 to the consolidated financial statements).

In November 2010, the Company ceased to be the Operator of Block 18 and Palo Azul Unified Field (see Item 6 above – Operations in Ecuador)

9) Sale of the fertilizers business

In November 2009 we approved the sale of the fertilizers business to Bunge Argentina S.A. whereby physical assets, brands, commercial network and personnel engaged in the business in question were transferred to buyer in January 2010 upon execution of the relevant purchase agreements (see Notes 8.1 to the consolidated financial statements and 6.1 to the individual financial statements).

10) Tax benefits regarding Innova – FUNDOPEM

We enjoy a tax benefit under an incentive program granted by the Rio Grande do Sul State for companies located in that state through Innova’s operations in Brazil. The benefit consists of a 60% reduction of the ICMS (interstate goods transport tax) and is effective until 2015 (see Note 15.4. to the consolidated financial statements).

Discussion of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the years ended December 31, 2010 and 2009 under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of the proportional consolidation of CIESA and Distrilec, companies under joint control with third parties to the Controlling Group. To this effect, the results of CIESA and Distrilec (both of which are presented under proportional consolidation in our consolidated financial statements) are shown under Equity in Earnings of Affiliates.

Net income: Net income for 2010 fiscal year decreased P$315 million, or 34.1%, to P$610 million from P$925 million in 2009. Net income for 2009 fiscal year, however, included recognition of an after tax non-recurring gain in the amount of approximately P$840 million, on the sale of the 60% interest in PVIE in April 2009. Excluding the effect of the above mentioned sale, net income for 2010 fiscal year accounts for a P$525 million improvement.

Net sales: net sales increased P$2,470 million, or 20.6%, to P$14,442 million from P$11,972 million in the previous year. Net sales for 2010 fiscal year include P$749 million and P$1,096 million attributable to our share of the net sales of CIESA and Distrilec, respectively, net of intercompany sales of P$55 million. Net sales for fiscal year 2009 include P$747 million and P$1,069 million attributable to our share of the net sales of CIESA and Distrilec, respectively, net of intercompany sales of P$61 million.

Without proportional consolidation of CIESA and Distrilec, net sales increased P$2,435 million, or 23.8%, to P$12,652 million from P$10,217 million in 2009. This increase basically derives from a rise of P$1,717 million, P$578 million, P$407 million and P$344 million in sales in the Refining and Distribution, Petrochemicals, Gas and Energy and Oil and Gas Exploration and Production business segments, respectively. Intercompany sales totaled P$3,786 million in 2010 and P$3,237 million in 2009. Most of these sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.

Gross profit: Gross profit increased P$522 million, or 16.8%, to P$3,636 million from P$3,114 million. Gross profit for 2010 includes P$326 million and P$196 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2009 includes P$342 million and P$269 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation of CIESA and Distrilec, gross profit for 2010 increased P$614 million, or 24.5%, to P$3,117 million from P$2,503 million. This improvement mainly resulted from an increase in gross profit from the Refining and Distribution (P$272 million), Oil and Gas Exploration and Production (P$225 million), Petrochemicals (P$124 million) and Gas and Energy (P$63 million) business segments.

Administrative and selling expenses: Administrative and selling expenses increased P$78 million, or 4.7%, to P$1,746 million from P$1,668 million in 2009. Administrative and selling expenses for 2010 include P$63 million and P$195 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively. Administrative and selling expenses for 2009 include P$57 million and P$179 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation of CIESA and Distrilec, administrative and selling expenses rose P$56 million, or 3.9%, to P$1,488 million from P$1,432 million in 2009, mainly as a result of increases in the Refining and Distribution, Oil and Gas Exploration and Production and Petrochemicals business segments, partially offset by lower expenses in our Corporate Center.

Exploration expenses: Exploration expenses decreased P$146 million to P$190 million from P$336 million in 2009. See “Oil and Gas Exploration and Production”.

Other operating expenses, net: Other operating expenses, net, accounted for P$258 million and P$192 million losses, respectively. Other operating expenses, net for 2010 include losses of P$62 million and P$19 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively. Other operating expenses, net for 2009 include losses of P$14 million and P$19 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively.

Without proportional consolidation of CIESA and Distrilec, other operating expenses, net accounted for losses of P$177 million and P$159 million, mainly attributable to reduced gains reported by the Petrochemicals business segment.

Operating income: Operating income increased P$524 million, or 57.1%, to P$1,442 million from P$918 million. Operating income for 2010 includes a gain of P$198 million and a loss of P$18 million attributable to our share of the operating income of CIESA and Distrilec. Operating income for 2009 includes gains of P$271 million and P$71 million attributable to our share of the operating income of CIESA and Distrilec.

Without proportional consolidation of CIESA and Distrilec, operating income rose P$686 million, or 119.1%, to P$1,262 million from P$576 million in 2009. This increase was mainly attributable to improvements in the Oil and Gas Exploration and Production, Refining and Distribution, Gas and Energy and Petrochemicals business segments, in the amount of P$375 million, P$194 million, P$93 million and P$71 million, respectively.

Equity in earnings of affiliates: Equity in earnings of affiliates decreased P$54 million, or 25.7%, to P$156 million from P$210 million in 2009. Without proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates dropped P$78 million, or 39.4%, to P$120 million from P$198 million in 2009. See “Analysis of Equity in Earnings of Affiliates”.

Financial expenses and holding losses: Financial expenses and holding losses decreased P$300 million, or 42.8%, to P$401 million from P$701 million in 2009. Financial expenses and holding losses for 2010 include financial expenses of P$152 million and P$17 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively. Financial expenses and holding losses for 2009 include financial expenses of P$187 million and P$15 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively.

Without proportional consolidation of CIESA and Distrilec, financial expenses and holding losses decreased P$267 million, or 53.5%, to P$232 million from P$499 million. This decline derived from:

- a P$142 million reduction in net interest expense to P$258 million in 2010 from P$400 million in 2009, reflecting the effect of a 24% drop in average indebtedness.

- a P$125 million improvement in exchange differences, with a P$55 million gain in 2010, compared to a P$70 million loss in 2009, mainly attributable to a net monetary asset position in foreign currency as from the second quarter of 2009.

- a P$120 million improvement in gain (loss) from holding of inventories, with a P$40 million gain in the year under review compared to a P$80 million loss in 2009 that resulted from the decline in oil and oil related product prices, mainly petrochemicals.

- recognition by the Company of a P$47 gain in 2009 resulting from measuring the NRV of property, plant and equipment held for sale in connection with the fertilizer business.

Other income (expense), net: Other income (expense), net includes a loss of P$357 million in 2010, compared to a gain of P$1,288 million in 2009. Other income (expense), net for 2009 includes losses of P$1 million and P$15 million attributable to our share of other income (expense), net of CIESA and Distrilec, respectively.

Without proportional consolidation of CIESA and Distrilec, other income (expense), net accounted for a loss of P$357 million in 2010, compared to a gain of P$1,304 in 2009.

Other income (expense), net for 2010 mainly reflects:

- a P$212 million loss from impairment charge on assets in Venezuela.

- a P$209 million loss from impairment charge on assets in Argentina.

- a P$34 million gain from the sale of the fertilizers business.

Other income (expense), net for 2009 mainly reflects:

- a P$1,591 million gain from the sale of a 60% interest in PVIE.

- a P$281 million loss from impairment charge on assets in Venezuela.

Income tax: Income tax charge for 2010 and 2009 accounted for P$201 million and P$726 million losses, respectively. The income tax for 2010 reflects a P$34 million loss and a P$10 million gain attributable to our share of the income tax of CIESA and Distrilec, respectively. The income tax for 2009 reflects P$56 million and P$17 million losses attributable to our share of the income tax of CIESA and Distrilec.

Without proportional consolidation of CIESA and Distrilec, income tax accounted for losses of P$177 million and P$653 million in 2010 and 2009. Reduced tax charges for the period under review are mainly attributable to the tax profit arising from the sale of interest in PVIE in 2009. This effect was partially offset by increased tax charges resulting from improved operating results in the year under review.

Analysis of Operating Results

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$375 million, or 114%, to P$704 million from P$329 million in 2009.

Operating income for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Net sales for this business segment increased P$344 million, or 10.4%, to P$3,661 million in 2010 from P$3,317 million in 2009, mainly due to improved operations in Argentina.

Increased sales in the period under review result from a 23% improvement in average sales prices, partially offset by a 10% decline in sales volumes, in line with the 10.4% drop in production levels, mainly attributable to a decline in oil and gas production in Argentina. The above mentioned drop also derives, to a lesser extent, from divestment of a 60% interest in Lote X in Peru in April 2009 and the remaining 30% in Block 18 and Palo Azul Unified Field, in Ecuador, by the end of November 2010.

Argentina

Net sales in Argentina grew P$496 million, or 17.9%, to P$3,269 million in 2010 from P$2,773 million in 2009, primarily as a result of a 26.1% increase in average sales prices, partially offset by a 6.5% decline in total combined daily sales volumes of oil and gas, averaging 83.3 thousand barrels of oil equivalent per day. Average daily production volumes totaled 83.8 thousand barrels of oil equivalent, accounting for a  7.5% decline compared to 2009.

Crude oil sales rose P$507 million, or 24%, to P$2,619 million from P$2,112 million in 2009, mainly due to a 26.8% increase in average sales prices to P$190.3 per barrel from P$150 per barrel, partially offset by a 2.2% drop in sales volumes. The improvement in average sales prices basically results from the partial recovery in domestic prices. The drop in daily sales volumes to 37.7 thousand barrels from 38.7 thousand barrels was attributable to a 5% decline in production levels to 38.2 thousand barrels from 40.3 thousand barrels, mainly resulting from the natural decline of mature fields.

Gas sales decreased P$15 million, or 2.4%, to P$623 million from P$638 million, basically due to a 9.8% decline in average sales volumes, partially offset by an 8.3% increase in sales prices. Daily gas sales volumes dropped to 273.6 million cubic feet from 304 million cubic feet, in line with the 9% decline in production levels mainly as a result of logistic problems caused by events at a third party’s gas treatment plant. A decline was also recorded, to a lesser extent, in production volumes, as a result of the natural decline in mature fields, partially offset by an increase in production attributable to workover works and drilling campaigns in 2009 and 2010.

The average sales price increased to P$6.2 per million cubic feet from P$5.7 per million cubic feet mainly due to a greater demand from higher price segments such as Power Plants and Industry.

Outside of Argentina

Oil and gas sales outside of Argentina dropped P$152 million, or 27.9%, to P$392 million from P$544 million, mainly due to a 45.7% decline in sales volumes basically attributable to divestments in Peru and, to a lesser extent, in Ecuador, partially offset by an increase in the average sales price of oil equivalent, in line with the increase in international reference prices.

Net sales for 2010 and 2009 include P$33 million and P$34 million, primarily attributable to operations in Mexico and Colombia.

There follows a description of net sales outside of Argentina in the main countries where the Company operates:

- Ecuador

Oil sales dropped P$33 million, or 12%, to P$243 million in 2010 from P$276 million, as a result of a decline in sales volumes, partially offset by an improvement in average sales prices.

Average daily oil sales volumes dropped 34.5% to 2.4 thousand barrels from 3.7 thousand barrels. As a result of the above mentioned divestment, the year under review includes operations until November.

Average sales prices rose 34.7% to P$275.8 per barrel from P$204.7 per barrel, in line with the recovery in international reference prices.

- Peru

After the sale of PVIE in April 2009, operations in Peru were discontinued, with oil and gas sales recognized in the amount of P$123 million. Daily sales volumes totaled 2.3 thousand barrels of oil equivalent, at a crude oil average price of P$150 per barrel.

- Bolivia

Oil and gas sales increased P$5 million, or 4.5%, to P$116 million in 2010 from P$111 million in 2009, mainly due to a 27% improvement in sales prices, as a consequence of the increase in the price set for gas exports to Brazil, partially offset by a 17.7% decline in sales volumes resulting from a production shrinkage of 16.4%.

Gross profit: Gross profit for the Oil and Gas Exploration and Production business segment increased P$225 million, or 21.9%, to P$1,254 million in 2010 from P$1,029 million. Gross margin on sales was 34.3% and 31% in 2010 and 2009, respectively. The rise in gross profit is mainly attributable to operations in Argentina, partially offset by the effect of the above mentioned divestments outside of Argentina. Our lifting cost increased 32.6% to P$30.1 per barrel of oil equivalent in 2010 from P$22.7 per barrel of oil equivalent in 2009, mainly in Argentina, basically as a result of the increase in oil service rates.

Gross profit attributable to operations in Argentina increased P$321 million, or 44.7%, to P$1,039 million from P$718 million in 2009, and gross margin on sales increased to 32% from 26%, basically due to the above mentioned partial recovery in domestic prices.

Gross profit attributable to operations outside of Argentina decreased P$96 million, or 30.9%, to P$215 million from P$311 million basically due to the above mentioned divestments. Gross margin on sales dropped to 54.8% from 57.2%.

Administrative and selling expenses: Administrative and selling expenses increased P$29 million, or 18.4%, to P$187 million from P$158 million in 2009, in line with increased sales revenues in the year under review.

Exploration expenses: Exploration expenses totaled P$190 million in 2010 and P$336 million in 2009. In 2010 expenses were mainly attributable to onshore geological and geophysical expenses in Argentina and in 2009 expenses were mainly attributable to geological and geophysical expenses and investments in offshore exploration wells in Golfo San Jorge in Argentina.

Expenses for unsuccessful wells totaled P$90 million in 2010 and P$270 million in 2009.

Other operating expenses, net: Other operating expenses, net accounted for losses of P$173 million and P$206 million, respectively. Costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador accounted for losses of P$126 million in 2010 and P$98 million in 2009. The years 2010 and 2009 include P$62 million and P$59 million expenses, respectively, attributable to social peace agreements entered into with trade unions to ensure maintenance of employment levels and operating activities in Argentina.

Refining and Distribution

Operating income: Operating income for the Refining and Distribution business segment improved by P$194 million to P$251 million in 2010 compared to P$57 million in 2009.

Operating income for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Net sales for the Refining and Distribution business segment increased P$1,717 million, or 30.5%, in 2010 to P$7,345 million from P$5,628 million in 2009, mainly as a consequence of a partial recovery in average sales prices and, to a lesser extent, a slight increase in sales volumes.

Crude oil volumes processed at refineries increased 11.8% to 58 thousand barrels/day in 2010 from 51.9 thousand barrels/day in 2009, in line with an increased market demand for products.

Crude oil sales to third parties increased P$71 million, or 35%, to P$275 million in 2010 from P$204 million in 2009, mainly as a consequence of an improvement in average sales prices in line with international reference prices.

Diesel oil sales volumes in the domestic market were similar in both years, totaling 1.7 million cubic meters. Excluding sales to other oil companies, sales volumes rose 6.3% compared to previous year. This increase mainly derived from the industrial, agricultural and transportation sectors.

Gasoline sales volumes increased 2.4%, to 783 thousand cubic meters in 2010 from 764 thousand cubic meters in 2009. Since priority was given to the domestic market supply, no gasoline exports were made in 2010. This resulted in an 8.5% increase excluding sales to oil companies.

Fuel oil and IFOs sales volumes increased 16% to 687 thousand cubic meters from 594 thousand cubic meters in 2009, as a consequence of an increased fuel oil domestic demand to supply power plants and higher IFO sales to supply vessels.

Total sales volumes of other oil related products totaled 753 thousand cubic meters in 2010 and 840 thousand cubic meters in 2009.

Average sales prices for gasoline, diesel oil, fuel oil and IFOs and other oil related products improved 26%, 29%, 30% and 34%, respectively.

Gross profit: Gross profit for this business segment increased P$272 million, or 53.4%, to P$781 million from P$509 million in 2009. Partial increases in sales prices were mostly offset by the increase in crude oil acquisition cost. This resulted in a slight increase in the margin on sales to 10.6% in 2010 from 9% in 2009.

Administrative and selling expenses: Administrative and selling expenses increased P$67 million, or 14%, to P$545 million from P$478 million in 2009, mainly in taxes and transportation, in line with the increase in sales revenues.

Other operating income, net: Other operating income, net totaled P$15 million and P$26 million in 2010 and 2009, respectively.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment increased P$71 million, or 27.1%, to P$333 million from P$262 million in 2009.

Operating income for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Net sales increased P$578 million, or 19.7%, to P$3,506 million in 2010 from P$2,928 million in 2009, (net of eliminations in the amount of P$70 million in 2010 and P$75 million in 2009 for styrenics operations between Argentina and Innova), mainly as a consequence of the recovery in sales prices, in line with the performance of the respective international reference prices after the 2009 global financial crisis.

- Styrenics - Argentina:

In Argentina, styrenics sales increased P$372 million, or 37.9%, to P$1,353 million from P$981 million in 2009, mainly as a consequence of a 30.7% improvement in average sales prices and, to a lesser extent, a 5.5% increase in sales volumes which totaled 209.6 thousand tons in 2010 and 198.6 thousand tons in 2009.

In 2010, in line with the performance of international reference prices, average sales prices in the styrene, polystyrene and synthetic rubber lines increased approximately 30%, 25% and 40%, respectively.

In 2010 the Company´s combined market share (styrene and polystyrene) was 85.8%, accounting for a 2% increase compared to 2009 over the market as a whole.

Performance of main styrenic products was as follows:

a) Styrene sales volumes totaled 74 thousand tons, accounting for an 8% increase compared to the previous year, mainly due to the growth of both the Argentine market and the regional market, especially Brazil.

b) Propane and propylene sales volumes totaled 23.6 thousand tons, accounting for a 21% increase compared to sales volumes in 2009, a period in which the economic activity level was adversely affected by labor strikes and the international crisis.

c) Polystyrene sales volumes increased 5.8% compared to 2009, totaling 55 thousand tons mainly due to an improved activity level in the domestic market which reflected sales volumes of 43.8 thousand tons, 9% higher compared to 2009.

d) Synthetic rubber sales volumes totaled 45.5 thousand tons, reflecting a sales level similar to that recorded in 2009, with an increase in domestic sales as a result of the improved activity level in the tire, auto-part and shoe segments, over exports.

- Styrenics Brazil - Innova:

Styrenics sales in Brazil increased P$742 million, or 51%, to P$2,200 million from P$1,458 million in 2009, mainly as a consequence of the 34% recovery in average sales prices in 2010, in line with the performance of international reference prices and, to a lesser extent, the 12.4% rise in styrene and polystyrene sales volumes.

In 2010, styrene sales volumes totaled 153 thousand tons, accounting for a 4.8% increase compared to 2009, due to the recovery of domestic demand after the global financial crisis that strongly affected the Brazilian market during 2009 first quarter.

Polystyrene sales volumes totaled 149 thousand tons, accounting for a 21% rise compared to 2009, in line with the growth in the polystyrene domestic market in 2010.

- Fertilizers:

As a consequence of the divestment of the fertilizer business in January 2010, the Company discontinued operations in the fertilizer segment. The Company recognized sales from the fertilizer business in the amount of P$23 million and P$564 million in 2010 and 2009, respectively.

Gross profit: Gross profit for the business segment increased P$124 million, or 21.5%, in 2010 to P$700 million from P$576 million in 2009, mainly due to the recovery in sales prices for all products. Gross margin on sales slightly increased to 20% in 2010 from 19.7% in 2009, since the improvement in styrenics in Brazil allowed to offset the margin decline in Argentina.

- Styrenics-Argentina:

Gross profit dropped P$19 million, or 9.5%, to P$180 million in 2010 from P$199 million in 2009, and gross margin on sales declined to 13.3% from 20.3%, due to the fact that the increase in raw material costs could only be partially passed through to sales prices.

- Styrenics - Brazil:

Gross profit increased P$201 million, or 62.2%, to P$524 million from P$323 million in 2009 and gross margin on sales rose to 23.8% from 22.2%, reflecting a direct correlation between raw material costs and sales prices.

- Fertilizers:

Gross profit reflected a loss of P$4 million in 2010 compared to a gain of P$54 million in 2009.

Administrative and selling expenses: Administrative and selling expenses increased P$27 million, or 6.5%, to P$441 million from P$414 million in 2009 mainly as a consequence of higher expenses and taxes derived from increased sales revenues, partially offset by lower expenses derived from discontinuation of the fertilizer business, with total expenses of P$4 million and P$91 million in 2010 and 2009, respectively.

Other operating income, net: Other operating income, net accounted for P$74 million and P$100 million gains in 2010 and 2009, respectively, mainly attributable to the collection of FUNDOPEN tax benefits in Brazil.

Gas and Energy

Operating income: Operating income for the Gas and Energy segment increased P$93 million, or 31%, to P$390 million from P$297 million in 2009.

Operating income for this business segment is broken down as follows:

(in millions of pesos)

Electricity Generation

Operating income: In 2010 operating income for the electricity generation operations increased P$31 million, or 12%, to P$289 million from P$258 million in 2009.

Net sales: Net sales for electricity generation increased P$344 million, or 40%, to P$1,203 million from P$859 million in 2009, mainly due to the operation of Genelba Plus for a whole year and to an improvement in average sales prices, boosted by energy deliveries by less efficient thermal power plants operated with liquid fuels to preserve hydroelectric plants’ reserves during most of the year. It is worth a mention that due to regulatory requirements, a cap of P$120 per MWh was placed on the energy sales spot price.

Net sales attributable to Genelba Power Plant increased P$50 million, or 7.4%, to P$730 million from P$680 million in 2009, of which P$52 million and P$20 million, respectively, derive from Notes No. 446/2008 and subsequent notes issued by the Secretary of Energy. The increase in sales derives from an improvement in sales prices, partially offset by a drop in sales volumes. Average sales price increased 12.7% to P$134.6 per MWh from P$119.1 per MWh in 2009. Energy sales in 2010 dropped 8.9% to 5,036 GWh from 5,528 GWh, mainly as a consequence of scheduled maintenance works performed during 2010. Within this context, the power plant’s availability factor and the plant factor reached 91.6% and 83% in 2010 compared to 96% and 88% in 2009, respectively.

Net sales attributable to Genelba Plus increased P$281 million to P$341 million from P$60 million in 2009, of which P$99 million and P$13 million derive from Notes No. 446/2008 and subsequent notes issued by the Secretary of Energy. The increase in sales is mainly due to the rise in sales volumes to 793 GWh from 225 GWh since the power plant started operations in August 2009. Genelba Plus plant’s availability factor was 99.94% and the plant factor was 74%.

Net sales attributable to Pichi Picún Leufú increased P$16 million, or 13.1%, to P$134 million from P$118 million in 2009, as a consequence of a 30.7% improvement in average sales prices, to P$131.4 per MWh from P$100.5 per MWh, partially offset by a 13.4% decrease in sales volumes, to 1,020 GWh from 1,178 GWh due to lower water supply in the Comahue basin, which was below historical average.

Gross profit: In 2010, gross profit increased P$24 million to P$293 million from P$269 million in 2009 as a consequence of the positive contribution by Genelba Plus operations. However, gross margin on sales declined to 24.4% in 2010 from 31.3% in 2009 due to the fact that as a result of the implementation of the cap spot price for energy, higher natural gas costs could only be partially passed through to sales prices. Additionally, and, to a lesser extent, gross margin on sales in 2010 was adversely affected by the reduced generation volume in Pichi Picún Leufú power plant.

Marketing and Transportation of Gas

Operating income: Operating income for the Marketing and Transportation of Gas operations increased to P$78 million in 2010 from P$1 million in 2009.

Net sales: Sales revenues increased P$242 million, or 25.3%, to P$1,198 million from P$956 million in 2009, mainly as a consequence of a rise in revenues from gas and liquid fuel sales. Gas and LPG brokerage services totaled P$19 million in 2010 and P$24 million in 2009.

Gas sales revenues increased P$137 million, or 20.1%, to P$819 million from P$682 million in 2009, mainly due to a 17.4% increase in average sales prices attributable to higher prices for sales to power plants as well as increased sales prices in the spot market and the renegotiation of agreements. Daily sales volumes increased 2.3% to 312 million cubic feet in 2010 from 304 million cubic feet in 2009, mainly due to increased gas supply to residential users and the supply to Genelba Plus Power Plant during the whole year. These effects were partially offset by a decline in the Company’s own consumption due to the sale of the fertilizer business early in 2010 and reduced gas transfers to the liquid fuel segment. Increased commitments were complied with as a consequence of an effective purchasing management in the forward and spot markets, offsetting drops in the Company’s production.

Liquid fuel sales revenues increased P$105 million, or 42%, to P$355 million from P$250 million in 2009, mainly due to a 48% recovery in average sales prices, especially exports, in line with international reference prices, partially offset by a 4% reduction in sales volumes to 213.2 thousand tons in 2010 from 222.1 thousand tons in 2009, as a consequence of the restrictions on the use of natural gas imposed in 2010 which resulted in lower liquid fuel volumes processed compared to 2009.

Gross profit: Gross profit increased P$39 million, or 53.4%, to P$112 million in 2010 from P$73 million in 2009. Gross margin on sales increased to 9.3% in 2010 from 7.6% in 2009, mainly as a consequence of the above mentioned recovery in sales prices.

Administrative and selling expenses: Administrative and selling expenses for the Marketing and Transportation of Gas business segment totaled P$36 million in 2010 and P$68 million in 2009.

Analysis of Equity in Earnings of Affiliates

Equity in earnings of affiliates dropped P$54 million to P$156 million from P$210 million in 2009, as a consequence of reduced results of Mixed Companies in Venezuela and of Distrilec, partially offset by improved results of Refinor and PELSA.

The table below shows the Company’s equity in earning of affiliates, subsidiaries and companies under joint control for 2010 and 2009. In addition, the table shows equity in earnings of affiliates excluding the effects of proportional consolidation.

Mixed companies in Venezuela: Our equity in the earnings of mixed companies dropped to P$58 million in 2010 from P$138 million in 2009, mainly as a consequence of a reduction in production levels derived from delays in mixed companies’ investment plans.

CIESA / TGS: Our equity in the earnings of CIESA accounted for losses of P$19 million and P$22 million in 2010 and 2009, respectively. The reduced loss in 2010 is mainly attributable to the positive effects of a lower devaluation of the peso against the dollar which resulted in reduced exchange losses in connection with CIESA’s and TGS’s debt mostly denominated in foreign currency. This positive effect was partially offset by a reduction in operating income.

Total sales revenues increased approximately 3.2% or P$52 million to P$1,653 million, mainly in the non regulated segment where exports of liquid fuels reflected the positive effects of the strong recovery of international prices, partially offset by a reduction in the regulated segment, as a consequence of reversal in 2010 of the tariff increase recorded in 2009.

In 2010, CIESA’s operating income decreased P$198 million, or 35.3%, to P$363 million, mainly as a consequence of the reversal of the above mentioned tariff increase.

Distrilec / Edesur: Our equity in the earnings of Distrilec accounted for a P$17 million loss in 2010, as a result of higher operating costs, compared to a P$10 million gain in 2009, derived from the positive effect of recognitions of retroactive revenues provided for in the Master Agreement.

Revenues from services increased P$57 million, or 2.6%, to P$2,261 million in 2010 from P$2,204 million, mainly due to the effects of an increase in the demand for electric power.

Distrilec’s operating income (expense) accounted for a P$70 million loss in 2010 compared to a P$131 million gain in 2009 which derived from the positive effects of the recognition of additional retroactive revenues from consumption at shantytowns as provided for in the Master Agreement. The year under review was affected by higher operating costs, mainly resulting from the setting up of a higher amount of allowances and the rise in administrative and selling expenses in 2010 as a consequence of the increase in salaries and tariffs of hired services.

PELSA: Our equity in the earnings of PELSA increased P$12 million to P$39 million in 2010 from P$27 million in 2009.

PELSA’s sales increased P$184 million, or 27.4%, to P$855 million from P$671 million in 2009, mainly as a consequence of an improvement in crude oil and natural gas average sales prices and, to a lesser extent, an increase in natural gas sales volumes.

PELSA’s operating income increased P$59 million, or 25.1%, to P$294 million from P$235 million, as a consequence of the above mentioned improved sales revenues, partially offset by higher operating costs associated with increased hydrocarbon sales and higher depreciation resulting from increased investments.

Refinor: Our equity in the earnings of Refinor increased P$12 million to P$54 million in 2010 from P$42 million in 2009.

Refinor´s sales increased P$204 million, or 12.8%, to P$1,797 million from P$1,593 million in 2009, mainly due to improved sales prices, both in the domestic market and exports.

Liquidity and Capital Resources

We closely monitor liquidity levels in order to secure compliance with our obligations and achievement of our growth objectives. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built.

Pursuant to these strategic guidelines, we seek to:

- design a capital structure in line with industry standards adaptable to the financial markets in which we operate, by establishing a debt maturity profile consistent with estimated cash generation, and

- gradually reduce indebtedness cost.

Adhering to these guidelines will enable us to treat financial management as a key element in the value-creation process.

Financial management highlights for 2010 fiscal year include:

- strict compliance with all financial obligations, with a 24% decline in our annual average indebtedness, as measured in US dollars.

- continued implementation of the Capital Expenditures Plan.

In the short term, the most significant factors generally affecting our cash flow from operating activities are: (1) fluctuations in prices for crude oil and oil related products, (2) fluctuations in production levels and demand for our products, (3) fluctuations in margins in the Refining and Distribution and Petrochemicals business units, (4) changes in regulations, such as taxes, taxes on exports, changes in royalty payments and price controls and (5) fluctuations in exchange and interest rates.

In the long term, our ability to replace oil and gas reserves will affect future production levels and, in turn, cash flow provided by operating activities. Nonetheless, we do not believe that the risks associated with failure or delay of any single project would have a significant impact on our overall liquidity or ability to generate cash flows, since we have a diverse portfolio of development projects and exploration opportunities, which helps to mitigate the risks inherent to oil and gas exploration and production and the associated cash flow provided by operating activities.

Analysis of Liquidity and Capital Resources

Our management analyzes our results and financial condition separately from the results and financial condition of CIESA and Distrilec, affiliates under joint control with third parties. The discussion below, therefore, relates to our liquidity and capital resources, excluding the effects of the proportional consolidation of CIESA and Distrilec, and as a result may not be directly comparable to figures reflected in our financial statements.

The table below reflects our statements of cash flows for fiscal years ended December 31, 2010 and 2009 under Argentine GAAP and, for comparative purposes, the pro forma results excluding the effect of proportional consolidation of CIESA and Distrilec. Amounts are stated in millions of pesos.

Cash

As of December 31, 2010 and 2009, cash and cash equivalents were P$2,113 million and P$933 million, respectively.

Our goal is to maintain excess cash primarily in US dollars and in short-term investments in order to ensure adequate liquidity levels. We predominately invest in money market mutual funds and overnight deposits.

Operating activities

Net cash from operations increased P$653, or 34.9%, to P$2,523 from P$1,870 million in 2009, mainly as a result of a reduction in working capital levels, reflecting the positive results of the actions taken in 2010, with a focus on resource optimization and efficiency of operations and, to a lesser extent, a reduction in interest payments in line with the Company’s debt reduction policy.

Investing activities

In 2010 fiscal year, cash used in investing activities increased P$1,503 million, totaling a net cash generation of P$626 million in 2010 compared to a net cash application of P$877 million in 2009.

This improvement basically results from increased cash from divestments of P$1,684 million in 2010 and P$613 million in 2009, which are mainly attributable to collection in both fiscal years of proceeds from the sale of the 60% interest in PVIE in April 2009.

In 2009 we invested P$119 million in the underwriting of bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur to finance expansion works relating to the transportation capacity of the offshore section of the General San Martín Gas Pipeline that will go across the Straits of  Magellan.

Capital expenditures decreased P$300 million to P$1,059 million from P$1,359 million, as shown in the table below:

- Oil and Gas Exploration and Production

Capital expenditures in the Oil and Gas Exploration and Production business segment totaled P$775 million and P$1,050 million in 2010 and 2009, respectively. In both fiscal years, capital expenditures were basically focused on improving the basic production curve. Major capital investments included well drilling, expansion of secondary recovery projects and expansion of surface facilities and compression systems.

Capital expenditures were focused on Argentina, primarily in seismic surveys and drilling. In 2010 our investment plan involved drilling of 53 producing and injection wells and repair of 88 wells, mainly in the Neuquén basin, in Puesto Hernández, Medanito, El Mangrullo and Sierra Chata areas. In the Austral basin, works in connection with the construction of the crude oil treatment plant in Estancia Agua Fresca area started, with the plant start up scheduled for the first half of 2011.

- Refining and Distribution

Capital expenditures in the Refining and Distribution business segment totaled P$130 million and P$97 million in 2010 and 2009, respectively.

At the Bahía Blanca refinery, the highlights are two major scheduled shutdowns that will allow to operate with high efficiency standards in the next five years.  In addition, works continued in connection with the Refining Quality Adjustment Project which involves the construction of a diesel oil hydrotreatment plant in order to meet quality specifications set by law in terms of sulphur contents.

In addition, the Company moved forward on the biofuel projects, with completion of biogasoline-related works in Bahía Blanca and Caleta Paula scheduled for 2011.

- Petrochemicals

In the Petrochemicals business segment, capital expenditures totaled P$48 million and P$91 million in 2010 and 2009, respectively.

In 2010 investments were made in retroffiting works at Puerto General San Martín synthetic rubber plant for the purpose of producing in 2011 polymers that meet new European regulatory requirements.

- Gas and Energy

In the Gas and Energy business segment, capital expenditures totaled P$98 million and P$110 million in 2010 and 2009, respectively.

Construction works in connection with Ecoenergía power plant located at TGS’s General Cerri complex in Bahía Blanca continue, which plant will add 14 MW of renewable energy to the electricity system. Commercial operations are scheduled to start in 2011.

Financing activities

Net cash used in financing activities totaled P$2,037 million and P$1,270 million in 2010 and 2009, respectively.

We paid long-term debt in the amount of P$1,427 million in 2010 and P$674 million in 2009, mainly attributable to payment at maturity of Class I and H Notes under the Notes Program of Petrobras Argentina in an aggregate amount of P$1,374 million and P$674 million, respectively.

Cash provided by long-term financing totaled P$65 million in 2010 and P$572 million in 2009 from bank financing sources obtained by Innova and Petrobras Argentina, respectively.

We repaid short-term debt in the amount of P$399 million. In 2009, net cash used in short-term financing totaled P$899 million.

In addition, pursuant to the resolutions adopted at the General Shareholders’ Meetings held on March 26, 2010 and March 27, 2009, the Company paid cash dividends in the amount of P$275 million and P$269 million in 2010 and 2009, respectively.

Description of Indebtedness

Most of our financial debt and a significant portion of the debt of our main affiliates are denominated in US dollars.

As of December 31, 2010, total indebtedness, excluding the proportional consolidation of CIESA and Distrilec (companies under joint control with third parties) totaled P$3,988 million, of which P$3,404 million was long-term debt. This compares to P$5,549 million as of December 31, 2009, of which P$3,687 was long-term debt. As of December 31, 2010, short-term debt totaled P$584 million, of which P$367 million accounts for the current portion of long-term obligations and P$217 million accounts for short-term debt with financial institutions under loan agreements and foreign trade financing.

As of December 31, 2010 notes in the aggregate principal amount of US$587 million were outstanding under the Global Program due May 2008.

In addition, in August 2008, the CNV authorized a new Global Corporate Note Program for an outstanding maximum principal amount of US$1 billion or its equivalent in other currencies, maturing within a 5-year term or the maximum term that may be established by any applicable regulation in the future.

The following represents our debt maturity profile as of December 31, 2010:

On June 9, 2005, the Argentine Executive Branch issued Decree No. 616/05 requiring that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions.  This deposit must be made in US dollars, have a term of 365 days and be non-interest bearing. In addition, it must be non-transferable, be registered and cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions.

This Decree may limit our ability to finance our operations through new loans granted by HQ, its subsidiaries outside of Argentina or any other kind of foreign financial loans.

Cross Default Provisions

Our outstanding notes and other financial indebtedness include cross default provisions whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, in the case of the notes or the lender, as the case may be, may declare all the amounts owed due and payable if any debt of ours or our significant subsidiaries is not paid when due, provided that those due and unpaid amounts exceed the higher of US$25 million or 1% of Petrobras Argentina’s shareholders’ equity at the time such debt is due, and provided further that the default has not been eliminated or cured within 30 days after we have been served notice of the default.

As of the date of these financial statements, Petrobras Argentina has complied with all terms and conditions related to its financial indebtedness.

Future Capital Requirements

We estimate our investments for 2011 at approximately US$540 million.

In addition, Petrobras Argentina’s Board of Directors proposes the General Regular Shareholders’ Meeting to distribute cash dividends in the aggregate amount of P$183 million.

We estimate that our capital requirements, debt payment obligations, dividend payments and working capital will be financed, if approved, by cash from operations and, to a lesser extent, by new debt financings and asset divestments.

Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future price evolution of the commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable taxes and royalties and the political, economic and social situation prevailing in the countries where we operate.

- Oil and Gas Exploration and Production

Our 2011 investment plan is in line with reserve replacement and production goals, mainly in Argentina, as a crucial step in securing our sustainable growth.

Efforts will continue in the Neuquén basin to develop oil reserves through well drilling, and expansion of secondary recovery projects and of relevant surface facilities. In terms of gas production, we expect to carry out well drilling and workover campaigns. We will go forward with the development of El Mangrullo field and the implementation of the tight gas pilot project at the Punta Rosada formation in the Río Neuquén field, for the exploitation of low permeability non-conventional gas reservoirs by using cutting-edge technology in the country.

In the Austral basin, investments will be focused on well drilling for the development and demarcation of oil reserves and on maintenance of the curve of injection to the gas pipeline.

In addition, we will go forward with investment plans focused on exploration activities, particularly offshore blocks.

- Refining and Distribution

In 2011, investments will be focused on meeting fuel quality specifications set by law. In addition, major capital expenditures will be made in connection with improvement of the operational reliability of refining facilities as a whole. Investments will also be made in connection with maintenance of Petrobras’ gas stations network.

- Petrochemicals

At the Puerto General San Martín plant, investments will continue with a focus on reliability and maintenance projects associated with scheduled shutdowns, in order to achieve increased yield and safety in operating processes.

- Gas and Energy

In 2011, investments will be focused on completion of construction works at Ecoenergía power plant and maintenance of Genelba power plant.

 Summarized Balance Sheet and Income Statement Structure

The balance sheet information below for fiscal year ended December 31, 2006 and the income statement information for the year then ended do not reflect the effects of the merger of PEPSA into Petrobras Argentina.

See our report:

February 15, 2011

SIBILLE

Prof. Assoc. Reg. CPCECABA V. 2 F. 6

Graciela C. Laso

Partner

CPA  (UBA)

CPCECABA V. 194  F. 215

Statistical Data

For the year ended				
	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006
Crude oil sales (thousands of barrels)					
Argentina	13,764	14,111	15,008	16,668	18,888
Venezuela	-	-	-	-	3,823
Peru	-	767	3,150	4,914	4,693
Bolivia	177	206	255	335	462
Ecuador	978	1,348	3,857	4,534	3,989
Total	14,919	16,432	22,270	26,451	31,855
Natural gas sales (thousands of cubic feets)					
Argentina	99,876	111,088	99,938	96,091	92,819
Venezuela	-	-	-	-	1,642
Peru	-	512	2,855	4,153	4,003
Bolivia	4,350	5,359	6,196	8,700	13,470
Total	104,226	116,959	108,989	108,944	111,934
Petrochemicals sales (tons)					
Fertilizers	19,722	474,767	483,440	672,838	747,816
SBR	45,491	47,077	48,114	54,779	55,723
Styrene	241,017	220,006	206,024	198,270	176,358
Polystyrene	212,271	183,678	170,889	193,888	186,428
	518,501	925,528	908,467	1,119,775	1,166,325
Refining products sales (m3)					
Gasoline	782,558	764,061	856,762	885,501	872,248
Gas Oil	1,713,591	1,703,688	2,392,677	2,361,734	1,976,673
Fuel Oil / IFOs	686,588	594,459	896,157	825,159	672,946
Other derivered products	752,883	840,724	1,039,166	1,245,757	1,124,585
	3,935,620	3,902,932	5,184,762	5,318,151	4,646,452
Electricity generation (gwh)					
Energy produced	5,710	6,001	6,193	5,137	6,435
Contracted sales	2,784	2,605	2,578	2,421	2,300
Spot sales	4,065	4,326	4,209	3,300	4,656
Total sales	6,849	6,931	6,787	5,721	6,956

Listed Price of the Company’s Shares

Progress regarding compliance with implementation plan of the International Financial Reporting Standards (“IFRS”)

On December 30, 2009, the CNV issued General Resolution No. 562/09 providing for the application of Technical Resolution No.26 of the FACPCE which adopts, for certain entities admitted to the public offering regime under Law No. 17,811, whether by reason of their capital stock or their corporate bonds, or of their having requested authorization to be admitted to the above referenced regime, the international financial reporting standards issued by the International Accounting Standards Board (IASB). The Company will be bound to apply such standards as from fiscal year beginning January 1, 2012.

On April 13, 2010, the Board of Directors approved the specific implementation plan for adoption of such accounting standards.

In compliance with the requirements of General Resolution No. 562/09, as amended, and after monitoring the specific implementation plan in connection with the IFRS, the Board did not become aware of circumstances requiring changes to the before mentioned plan or indicating deviation from the established goals and dates.

Pursuant to Resolution No. 562/09 issued by the Argentine Securities Commission (“CNV”), as supplemented, the Company’s financial statements for fiscal years starting January 1, 2012 shall be prepared in accordance with Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences providing for the adoption of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (IASB), as amended.

Accordingly, the first complete and interim financial statements prepared by the Company according to the IFRS will be those for fiscal year ended December 31, 2012 and the three-month period ended March 31, 2012, respectively.

As of the date of these financial statements, and according to the specific implementation plan, the Company is analyzing the effects of adopting the IFRS.

Board of Directors’ Proposal

Approval of Financial Statements:

In compliance with Section 234 of the Business Associations Law, we inform that the financial statements for the year ended December 31, 2010 will be submitted to the General Regular Shareholders’ Meeting for approval.

Allocation of retained earnings:

Proposed allocation of retained earnings amounting to P$6,204 million as of December 31, 2010 is as follows:

(in millions of pesos)

Carlos Alberto da Costa

Chief Executive Officer

ANNEX I

Corporate Governance Code Report

General Resolution No. 516/07 of the Argentine Securities Commission (CNV)

In compliance with General Resolution No. 516/07 of the Argentine Securities Commission (“CNV”), as amended, the Report on the Corporate Governance Code (hereinafter “Corporate Governance Code”) is attached to this Annual Report as an Appendix identified as Appendix V to Chapter XXIII of the CNV Rules and Regulations (2001 revised text, hereinafter, and together with any other regulation issued by the CNV, “the Rules”) for fiscal year ended December 31, 2010.

Scope

1) Issuer - Economic Group Relation

The Company does business with related companies, as disclosed on the financial statements, according to the provisions in Technical Resolution No. 21 issued by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences). In addition, the Company lists the companies over which it exercises control, joint control and significant influence in the Financial Statements.

According to the provisions in Section 73 of Law No. 17,811, as amended by Decree No. 677/01 which provides for a Regime concerning Transparency in Public Offerings (the “Transparency Regime”), and other regulations, the Audit Committee reviews and checks whether the terms and conditions of the transactions with “Related Parties” for “Relevant Amounts”, as these terms are defined in the before mentioned law, may be considered reasonably in line with normal and usual market conditions for transactions conducted on an arms’ length basis. Although this rule requires for transactions with related parties that: (i) a resolution be issued by the Audit Committee as to whether the terms and conditions of the transaction can be considered reasonably in line with normal and usual market conditions or (ii) a report be issued by two independent evaluation companies with an opinion on the same item and the remaining terms and conditions of the transaction, the Audit Committee, as a regular practice, issues its opinion as per item (i) supported by the opinion of independent evaluators, as indicated in item (ii).

Each transaction or contract with a related party involving a relevant amount is reported as a Relevant Event to the CNV and the Buenos Aires Stock Exchange (“BCBA”). The Company also gives notice that the Audit Committee’s Report is made available to the Shareholders at the principal place of business.

In light of the foregoing, the Company’s Board of Directors considers that the recommendation is partially fulfilled.

2) Inclusion in Corporate Bylaws

The Corporate Bylaws fulfill the requirements established under the Business Associations Law No. 19,550 (“BAL”) and the Rules and the BCBA Rules and Regulations and include provisions on the composition and functions of the Board of Directors, the Audit Committee and the Statutory Syndic Committee.

The Bylaws also include certain provisions of the Corporate Governance Code, particularly those associated to preventing conflict of interest in Directors' voting, and do not include any provision that prevents non-included recommendations from actually being followed.

The Company has a Code of Corporate Conduct and Ethics for all its employees, which sets forth integrity and transparency guidelines and standards personnel are required to follow. That document is a formal and institutional frame of reference for the behavior of people in relation to their work and the Company, supported by ethical principles of honesty, dignity, respect, loyalty, dedication, efficiency, transparency and conscience, considered necessary by the Company to guide the behavior of the people it is applied to.

In light of the foregoing, the Board understands that the recommendation is partially fulfilled.

The Board – General Considerations

3) Responsible for Corporate Strategy

According to the provisions in the BAL and the Corporate Bylaws, the Board is the highest instance of corporate management and representation, and is consequently empowered to carry out, within the scope of the Company’s corporate purpose, any legal act or transaction of administration and disposition, upon any title whatsoever, except for those acts and transactions falling exclusively within the scope of the General Shareholders’ Meeting as provided for under the BAL or the Corporate Bylaws. Consequently, the Board adopts general policies and strategies suitable to each corporate management stage, and, in particular:

a) The Strategic Plan, Strategic Management, Business Plan, Management Goals, Budget and Budget Deviations.

b) The Investment and Funding Policy, Financial Plan and Divestments.

c) The Corporate Governance Policy, supported by the interaction of a set of its own Codes and Policies, as adopted by the Board itself, in line with the rules in place as to Corporate Governance issued by the CNV, the Securities and Exchange Commission (“SEC”) and self-regulated markets where the Company is listed, inclusive of the Code of Corporate Conduct and Ethics, the Irregularities and Conflict of Interest Reporting Guidelines, the Market Policies and Practices Code, the Guidelines on Personal Loans to Directors and Executives, the Executive Committee Regulations, the Market Reporting and Disclosure Procedure and the Audit Committee Regulations.

d) The Corporate Social Responsibility Policy.

e) The Management and Risk Control Policy.

f) Development of training programs for Directors and Executive Managers. In this regard, the Board has set forth the mechanisms described in item 11).

The Board mainly operates as a supervisory and control body and has delegated day-to-day corporate business management to certain managers as appointed under the terms of Section 270 of the BAL, who are members of the Executive Committee, so as to achieve greater efficiencies in corporate management.

This Committee is composed of five members: the Chief Executive Officer, the Chief Financial Officer, the Director of Oil and Gas Exploration and Production, the Industrial Director and the Marketing Director. All of them report directly to the Board and are liable to the Company and third parties for the performance of their functions to the same extent and in the same manner as the members of the Board.

In light of the foregoing, the Board understands that the recommendation is fulfilled completely.

4) Management Control

The Management Report is regularly discussed at Board meetings and describes compliance with the Budget and the Operations Plan as well as the evolution of Organizational Performance Indicators. Overall strategy and policy deployment is also checked at the meetings.

Consequently, the Board understands that the recommendation is fulfilled completely.

5) Internal Reporting and Control. Risk Management

The Board regularly reviews and assesses corporate risks, according to the Company’s activities and countries in which the Company operates, so as to prevent any difficulty and/or leverage opportunities.

The Corporate Internal Control System is supported by Policies established by the Executive Committee as well as Systems and Procedures implemented by qualified personnel. This Internal Control System is designed to ensure achievement of the Company’s goals, securing efficiency of operations, information reliability and compliance with laws, regulations and policies in general.

Since fiscal year 2006, the Company has assessed the effectiveness of its Internal Control environment, focusing on financial statements, as per the integrated method issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on that assessment and these criteria, has concluded that it is effective.

In addition, the Internal Audit Executive Management makes regular presentations to Audit Committee members and reports about the outcomes of the critical process reviews of the Company, its controlled and related companies.

In light of the foregoing, the Board understands that the recommendation is fulfilled completely.

6) Audit Committee

According to provisions in the Transparency Regime, public companies are required to establish an Audit Committee composed of at least three members, selected from the Board and with a majority of independent directors.

Thus, on May 21, 2003 the Board approved the implementation process as required by CNV General Resolution No. 400/02. In compliance with that rule, the General Regular Shareholders’ Meeting held on March 19, 2004, directed, among other measures, the addition of a section to the Bylaws regarding the structure and operation of the Audit Committee. In addition, on May 7, 2004, the Audit Committee approved its Internal Regulations. The Audit Committee approves the Action Plan for the current fiscal year on an annual basis.

The Audit Committee is currently composed of three regular members and one alternate member, and they are all independent. The Board as a whole nominates the members of the Audit Committee, as per Decree No. 677/01, the Rules and Section 9 bis of the Corporate Bylaws.

In light of the foregoing, the Board understands that the recommendation is fulfilled completely.

7) Number of Board of Directors’ Members

Section 9 of the Bylaws, as approved by the Shareholders’ Meeting held on January 30, 2009, sets forth that the Company will be managed by a Board composed of nine (9) regular Directors who are elected for a three-year term and renewed by thirds each year. In turn, the Shareholders’ Meeting may appoint a number of alternate members that may be equal or lower than the number of regular directors in order to fill any vacancy, in the order of their appointment.

In compliance with the resolution adopted at the Shareholders’ Meeting held on March 26, 2010 the Board is currently composed of nine (9) regular Directors and seven (7) alternate Directors, of which three (3) regular Directors and one (1) alternate Director are independent, as per the Rules.

As stated above, the Company has an Audit Committee whose purpose is to assist the Board in fulfilling its responsibilities to investors and the market, among other things, in matters relating to: (1) the integrity of the financial statements, (2) compliance with applicable legal, regulatory and conduct requirements, (3) qualification and independence of the external auditor who acts as attesting accountant and (4) the performance of the internal audit and Independent Auditor function.

As per item 26) “Compensation System”, the Company has a Compensation Committee.

The Board considers that currently the number and qualifications of its members match the complexity level of the Company’s decision-making processes and the size of its operations. If circumstances changed and if deemed convenient, the Board may bring the issue to the Shareholders’ Meeting for modification, as it was done in the past. The Board also considers that the current number of Independent Directors and the structure of Committees match corporate structure.

In light of the foregoing, the Board understands that the recommendation is fulfilled completely.

8) Integration of the Board of Directors

Given the fact that the members of the Board are qualified, competent and experienced in the power industry, mostly executives of the Company or the controlling Shareholder, drafting a policy for their integration with former executives is not deemed necessary.

9) Members of other Companies

The Board considers that, to the extent that its members and / or members of the Statutory Syndic Committee duly discharge their responsibilities, setting limits to becoming members of the Board or the Statutory Syndic Committee of other companies is not required.

10) Board Self-appraisal

The Board does not conduct self-appraisal of its performance, as performance is gauged by the Shareholders’ Meeting when dealing with and adopting resolutions in relation to matters under paragraphs 1 and 2 of Section 234 of the BAL.

11) Director Training and Development

The Company offers its executives several training programs and possibilities. These can take place in house or at different domestic and international educational institutions and schools, including Business Schools.

Non-executives participate in guidance and support activities so as to have the most suitable tools for decision-making.

Particularly, the Annual Action Plan of the Audit Committee provides for training and refresher activities for its members regarding rules and regulations. This is reflected on meeting records.

In light of the foregoing, the Board understands that the recommendation is fulfilled completely.

Directors’ Independence

12) Independent Directors

Independent Directors are those matching the criteria set out in the Rules. According to the Rules, when Directors are elected, Shareholders who nominate regular or alternate candidates before the Shareholders’ Meeting for its consideration, inform the Meeting, before taking the votes, the independent or non-independent status of the candidates.

In turn, the Company reports to the CNV for public dissemination, the status of the members of the management and supervisory body as per that rule within ten (10) days after they have been appointed or taken office.

The Board considers that the indication of whether the member nominated by Shareholders is independent or not is sufficient disclosure.

13) Appointment of Executive Managers

The Board deems it advisable to disclose the reasons for the appointment of Executive Managers. Thus, the Company discloses the information associated to Special Managers, who are appointed by the Board according to Section 270 of the BAL, through the reporting system provided under the Rules.

In light of the foregoing, the Board considers that the recommendation is partially fulfilled.

14) Share of Independent Directors

The Shareholders’ Meeting is responsible for appointing and setting the share of Independent Directors over the total number of Directors as per applicable rules. The Company does not have a specific policy aimed at keeping a share of Independent Directors over the total number of the members of the Board but, as a regular practice, the number of Independent members of the Board is enough to complete the Audit Committee. Also, as per the requirements in the regulations, the Company reports any change in its composition to Regulatory Agencies and indicates whether Directors are independent or not.

The status of each Director is also indicated on the Annual Report.

15) Meeting of Independent Directors

Independent Directors regularly meet at the Audit Committee. The determination as to meeting privately when they deem it convenient is within their authority.

Even when the Board is not chaired by an Independent Member, Board meeting agendas are agreed upon by all of their number and each of them may bring forward items to include on the agenda.

In light of the foregoing, the Board considers that the recommendation is partially fulfilled.

Shareholder Relations

16) Reporting to Shareholders

The Company meets the periodic reporting requirements outlined in the Rules and the BCBA Rules and Regulations. Under these reporting requirements the Company discloses all the corporate information considered relevant for Shareholders to be updated.

17) Responses to Shareholders’ questions and queries

The Company currently has a Financial Planning and Investor Relations Management in charge of responding Shareholders’ questions and queries. The Company issues 3-month press releases reporting the Company’s results of operations, among other information, to Shareholders in general, corporate bodies and the regulatory authority.

In light of the foregoing, the Board understands that the recommendation is fulfilled completely.

18) Participation of Minority Shareholders at the Meeting

The Board takes all actions as required under the law to promote attendance and participation of Minority Shareholders at Shareholders’ Meetings so as to ensure the exercise of their rights.

19) Control Market

The Company, at the General Regular and Special Shareholders’ Meeting held on July 8, 2003, decided not to adhere to the Optional Statutory System for Binding Public Offering, given the lack of history and the fact that non-adhesion does not prevent voluntary exercise or future adhesion.

In light of the foregoing, the Board understands that the recommendation is partially fulfilled.

20) Dividend Policy

Dividend declaration, amount and payment schedule are subject to approval by the General Regular Shareholders’ Meeting. The Board, on an annual basis, evaluates the feasibility of making a proposal to the General Regular Shareholders’ Meeting for the distribution of retained earnings. That is put together by considering the Bylaws and other variables, including the results of operations, future capital requirements and financial conditions and fund availability.

Additionally, the Company explains its dividend policy as an item on the Annual Report, of which this Report is part as an Appendix. That policy describes the mechanism used to draft the proposal.

In light of the foregoing, the Board considers that the recommendation is partially fulfilled.

Community Relations

21) Internet Communications

The Company has a public website (www.petrobras.com.ar), which provides updated, separated and sufficient information. Users can easily access information made available by the Company through the website. This website additionally gives users the possibility of conveying their concerns and interests which are duly considered by the Company at the time of communicating with its Shareholders.

In light of the foregoing, the Board understands that the recommendation is fulfilled completely.

22) Website Requirements

The Company ensures that the information conveyed by electronic media responds to the highest standards of confidentiality and integrity, which aim at information preservation and recording.

In light of the foregoing, the Board understands that the recommendation is fulfilled completely.

Committees

23) Committee Chaired by an Independent Director

As stated in item 6), the Audit Committee is currently composed of independent members only.

It should be highlighted that the Board prioritizes, as a guideline for the appointment of the Audit Committee Chair, having a Financial Expert at that function, for the close link between this qualification and the Committee’s functions.

In light of the foregoing, the Board understands that the recommendation is fulfilled completely.

24) Turnover of members of the Statutory Syndic Committee and / or External Auditors

Regarding turnover of members of the Statutory Syndic Committee, Section 12 of the Corporate Bylaws sets forth that the members of the Statutory Syndic Committee will hold office for one year, and that they may be reelected.

Regarding turnover of External Auditors, in compliance with the mandatory requirement in the Rules, the Audit Firm partner charged with external audit efforts is changed every five years. This requirement does not extend to the Audit Firm itself.

Whenever the Board makes a proposal as to the appointment of External Auditors to be submitted before the Shareholders’ Meeting, the Audit Committee issues a Report on that regard, as per rules in force.

Additionally, the Audit Committee includes in its Annual Management Report an item indicating whether it has become acquainted with any relevant issue to be disclosed in relation to the External Auditors appointed by the Shareholders’ Meeting for the fiscal year regarding their independence, and provides its opinion about the planning and performance of the external audit in the fiscal year.

In light of the foregoing, the Board understands that the recommendation is fulfilled completely.

25) Dual Capacity as member of the Statutory Syndic Committee and Auditor

As a good Corporate Governance practice, since fiscal year 2004 the members of the Statutory Syndic Committee are not performing external audit functions or belong to the Firm that provides external audit services to the Company.

In light of the foregoing, the Board understands that the recommendation is fulfilled completely.

26) Compensation System

As per Section 7), the Company’s Board of Directors set up a Compensation Committee at the meeting held on October 6, 2006, intended to follow and review corporate compensation and benefit policies. It operates on an ongoing basis and is required to report to the Board at least twice a year.

Most of the members of the Compensation Committee are members of the Board who do not perform executive functions. At least one (1) of them is independent. The Directors who may be impacted by compensation policies as decided by the Committee will not be part of the latter.

In light of the foregoing, the Board considers that the recommendation is partially fulfilled.

27) Appointment and Corporate Governance Committee

Even when the Company does not have an Appointment and Corporate Governance Committee, the functions of the latter, within the scope of the rules in force, are effectively in the hands of the Compensation Committee, or directly in those of the Board, with the support of the Director of Legal Affairs, the Executive Manager of Human Resources and the Corporate General Secretary.

In light of the foregoing, the Board considers that the recommendation is partially fulfilled.

28) Non-discrimination Policy

The Board seeks to ensure that the appointment of its members is not hindered by discrimination. The Code of Corporate Conduct and Ethics of the Company also makes a special point of this subject.

In light of the foregoing, the Board considers that the recommendation is fulfilled completely.

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Stated in millions of Argentine pesos)

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010, 2009 AND  2008

(Stated in millions of Argentine pesos)

2010	2009	2008
CURRENT ASSETS				
Cash		581	327	492
Investments	(Note 7.1.1)	2,325	1,243	989
Trade receivables		1,824	1,792	1,635
Other receivables	(Note 15.1)	1,802	2,467	1,595
Inventories	(Note 15.2)	1,099	1,011	1,536
Other assets	(1)	142	269	5
Total current assets		7,773	7,109	6,252
NON-CURRENT ASSETS				
Trade receivables		230	202	154
Other receivables	(Note 15.1)	446	790	522
Inventories	(Note 15.2)	81	82	95
Investments	(Note 7.1.1)	3,351	3,709	3,477
Property, plant and equipment	(Note 21.1)	10,789	11,128	12,556
Other assets		89	63	35
Total non-current assets		14,986	15,974	16,839
Total assets		22,759	23,083	23,091
CURRENT LIABILITIES				
Accounts payable		1,926	1,607	1,873
Short-term debt	(Note 9.1)	1,285	2,508	2,445
Payroll and social security taxes		270	260	351
Taxes payable		503	415	463
Reserves	(Note 12)	162	124	125
Other liabilities	(Note 15.3)	960	575	530
Total current liabilities		5,106	5,489	5,787
NON-CURRENT LIABILITIES				
Accounts payable		171	161	136
Long-term debt	(Note 9.1)	4,257	4,590	5,152
Payroll and social security taxes		125	111	73
Taxes payable		1,102	1,451	1,501
Reserves	(Note 12)	167	136	119
Other liabilities	(Note 15.3)	868	587	494
Total non-current liabilities		6,690	7,036	7,475
Total liabilities		11,796	12,525	13,262
MINORITY INTEREST		989	969	882
SHAREHOLDERS' EQUITY		9,974	9,589	8,947
		22,759	23,083	23,091

(1) See Notes 4.7), 8.1) and 8.3).

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

 (Stated in millions of Argentine pesos)

(a) See Note 4.16. The change in the year 2009 is net of the effects of the sale of PVIE in the amount  of 29 (Note 8.2)

(b) The mentioned Regular Shareholders’ Meeting delegated to the Board of Directors the determination of the dividend distribution date and amount. On November 10, 2009, the Board of Directors approved the distribution of cash dividends in the amount of 269.

(c) The mentioned Regular Shareholders’ Meeting delegated to the Board of Directors the determination of the dividend distribution date and amount. On August 3, 2010, the Board of Directors approved the distribution of cash dividends in the amount of 275.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Stated in millions of Argentine pesos)

2010	2009	2008
Cash provided by (used in) operations:				
Net income		610	925	776
Reconciliation to net cash provided by (used in) operating activities:				
Minority interest		29	64	70
Equity in earnings of affiliates		(156)	(210)	(305)
Financial income and holding gains, net		149	213	215
Depreciation of property, plant and equipment		1,268	1,399	1,260
Abandoned and non-productive well write-downs		136	270	42
Disposal of property, plant and equipment	(Note 15.5)	3	30	-
Net impairment of assests in Venezuela	(Note 15.5)	212	281	154
Impairment of assets held for sale in Argentina	(Note 15.5)	209	-	-
Reversion net impairment of assests in Argentina	(Note 15.5)	-	-	(121)
Loss on return of Block 31	(Note 15.5)	-	-	31
Gain from the sale of the fertilizer business	(Note 15.5)	(34)	-	-
Revaluation of assets of fertilizer business	(Note 8.1)	-	(47)	-
Sale of oil and gas areas	(Note 15.5)	-	-	28
Gain from the sale of the equity interest in PVIE	(Note 15.5)	-	(1,591)	-
Income tax		201	726	508
Income tax paid		(145)	(84)	(109)
Accrued interest		412	558	455
Other		(31)	(44)	2
Changes in assets and liabilities:				
Trade receivables		26	(252)	78
Other receivables		265	(89)	(108)
Inventories		(65)	474	(596)
Other assets		(42)	(16)	5
Accounts payable		205	(45)	7
Payroll and social security taxes		8	(75)	75
Taxes payable		(240)	161	(252)
Other liabilities		237	135	245
Dividends collected	(Note 7.1.3)	219	94	150
Interest paid		(433)	(515)	(457)
Net cash provided by operations		3,043	2,362	2,153
Cash provided by (used in) investing activities:				
Acquisition of property, plant and equipment, interests in companies and oil and gas areas		(1,367)	(1,570)	(2,739)
Sale of property, plant and equipment, interests in companies and oil and gas areas		1,686	613	1,440
Net (increase) decrease in investments other than cash and cash equivalents		(5)	(12)	51
Fideicomiso Financiero de Obra Gasoducto Sur		6	(119)	-
Contributions and advances to unconsolidated affiliates		-	-	(2)
Other		-	-	3
Net cash provided by (used in) investing activities		320	(1,088)	(1,247)
Cash provided by (used in) financing activities:				
Net decrease in short term debt		(477)	(916)	(475)
Increase in long-term debt		65	672	136
Payment of debt with original long-term maturity		(1,427)	(770)	(19)
Cash dividends paid		(283)	(299)	(322)
Net cash used in financing activities		(2,122)	(1,313)	(680)
Effect of exchange rate change on cash		72	115	83
Increase in cash		1,313	76	309
Cash and cash equivalents at the beginning of the year	(a)	1,552	1,476	1,167
Cash and cash equivalents at the end of the year	(a) (Note 15.6)	2,865	1,552	1,476

(a) Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three-months or less and those with higher terms and prepayment clauses

PETROBRAS ARGENTINA S.A.

SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts stated in millions of Argentine pesos)

1. Business of the Company

1.1.  The Company operations

Petrobras Argentina S.A. (hereinafter “Petrobras Argentina” or “the Company”) is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and distribution of hydrocarbons. It has businesses in Argentina, Bolivia, Brasil, Ecuador, Venezuela, México and Colombia (See Note 5.3).

1.2.  Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.

On September 2, 2008, the Boards of Directors of Petrobras Energía S.A. (“Petrobras Energía”) and of PEPSA approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA merged into Petrobras Energía, by way of absorption by Petrobras Energía of PEPSA. The reorganization was effective on January 1, 2009. According to the terms of the Preliminary Merger Agreement, as from the effective reorganization date and until the registration of the Definitive Merger Agreement with the Public Registry of Commerce and the dissolution without liquidation of PEPSA, Petrobras Energía’s Board of Directors took over the administration of PEPSA’s assets and liabilities, replacing those in charge of management until then.

The Special Shareholders´ Meetings of Petrobras Energía and PEPSA held on January 30, 2009 approved the merger of both companies. The merger agreement was approved on April 14, 2009. This reorganization was authorized through the Resolution No. 16,131, of the CNV and with its corresponding registration to the IGJ.

As a result of this corporate reorganization, each shareholder of PEPSA received 0.359015136 Class B book-entry common shares of Petrobras Energía for each Class B book-entry common share of PEPSA.

Following this exchange, Petrobras Energía’s capital stock increased by P$765,435,847, through the issuance of the same number of Class B book-entry common shares, which were fully admitted to the public offering regime in Argentina and delivered to PEPSA’s shareholders in exchange for their shares in this company. Once the capital increase was effective, the 765,435,847 Class B book-entry common shares of Petrobras Energía representing PEPSA’s main asset holding was cancelled, respecting the principle of equality among shareholders.

Petrobras Energía took all necessary steps to apply for listing the shares constituting its capital stock on the New York Stock Exchange, as American Depositary Shares, in the same conditions to which PEPSA’s shares were subject.

The Company has recorded the effects of the corporate reorganization under the pooling of interests method described in Technical Resolution No.18 of the FACPCE.

According to such method, the assets, liabilities and shareholders’ equity of the combining entities are recorded in the combined entity according to the accounting measurements they had in the combining entities at the effective date of the merger.

Also, according to such method, the financial statements for the year in which the merger occurred and those for previous years shown on a comparative basis must reflect the assets, liabilities and results of the combined entity as if the pooling of interests had occurred at the beginning of the earliest fiscal year presented. Considering that the effective date of the merger is January 1, 2009, total shareholders’ equity and net income for the previous year shown for comparative purposes do not change as a result of the merger.  For this reason, the balancing item of the net effect of additions, both in terms of the shareholders’ equity and net income, is recorded under Minority Interest.

1.3.  Change of corporate name

The Shareholders’ Meeting held on March 27, 2009, approved, among others things, the change of Petrobras Energía S.A.’s corporate name to Petrobras Argentina S.A.

On July 19, 2010 the CNV notified the Company of the registration of the change of its corporate name with the IGJ.

2. Basis of presentation

Petrobras Argentina’s consolidated financial statements have been prepared in accordance with the regulations of the CNV and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the CPCECABA, applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. GAAP. The differences between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ.

2.1.  Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE, Petrobras Argentina has consolidated line by line its financial statements with those of the companies in which it exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. As of December 31, 2010 and 2009 under the joint control of Petrobras Argentina are Distrilec and CIESA. As of December 31, 2008 the Company exercised joint control in Distrilec, CIESA and PVIE. Regarding PVIE see Note 8.2.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the Company.

The information contained in the consolidated financial statements from the proportional consolidation of companies over which the Company exercises joint control are disclosed in Note 21.9.

The information about the entities in which the Company exercises control, joint control and significant influence are disclosed in Note 21.6).

2.2.  Foreign currency translation

The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign operations.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated”; as such transactions are not considered to be an extension of the Company’s transactions.

Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:

* Assets and liabilities stated at current value are converted at the closing exchange rate.

* Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.

Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gains (losses)”.

After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

* Assets and liabilities are translated by using the closing exchange rate.

* Income (loss) is translated at the historical exchange rates.

The effect arising from the translation of the financial statements of foreign operations is disclosed in the Shareholders’ equity as “Deferred income”.

Exchange gains and losses arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred income” account (Note 4.16).

2.3.  Consideration of the effects of inflation

The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General
Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the Argentine peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in Argentine pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos.

On March 25, 2003, the PEN issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003.  This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through
Resolution No. 287/03 of the CPCECABA, discontinued the application of the restatement method starting October 1, 2003. This difference in criteria does not significantly affect the Company’s financial position.

2.4.  Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.

Foreign branches have been fully consolidated.

2.5.  Financial statements used

The financial statements of the subsidiaries and companies under joint control as of December 31, 2010, 2009 and 2008 or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time in respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.

2.6. New accounting standards

On December 30, 2009, the CNV issued General Resolution No. 562/09 providing for the application of Technical Resolution No.26 of the FACPCE which mandates, for certain entities admitted to the public offering regime under Law No. 17,811, of to their capital stock or their corporate bonds, among other, the International Financial Reporting Standards issued by the IASB. The Company should apply such standards as from the fiscal year beginning on January 1, 2012. On April 13, 2010 the Company’s Management approved an implementation plan for the adoption of such accounting standards.

3. Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a) The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in Note 2.3).

b) The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4. Valuation methods

The main valuation methods used in the preparation of these consolidated financial statements are as follows:

4.1. Accounts denominated in foreign currency

At the prevailing exchange rates at each balance sheet date.

The summary of accounts denominated in foreign currency is presented in Note 21.3).

4.2.  Trade receivables and accounts payable

Trade receivables and accounts payable have been recognized at cost plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include both outstanding billed services and services rendered but not yet billed.

The total amount of receivables, if applicable, is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

4.3. Inventories

Crude oil stock: at reproduction cost.

Raw materials and materials: of high-turnover, at replacement cost; of low-turnover, at the latest purchase price, restated according to Note 2.3).

Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy businesses: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.

Advances to suppliers: based on the amounts of money delivered.

The carrying amount of these assets does not exceed their recoverable value.

4.4. Investments

Certificates of deposit and loans granted to affiliates: at nominal value plus accrued interest, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market value at each balance sheet date.

Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates’ financial statements as of December 31, 2010, 2009 and 2008, respectively, or the best available financial information, adapted to an equal period of time.

For the determination of the Company’s equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition.

Investments are stated at recoverable value if such value is exceeded using the equity method.

Interest in affiliates in which the Company does not exercise control, joint control or significant influence: at acquisition cost restated according to Note 2.3).

4.5. Financial receivables and payables

Financial receivables and payables have been valued according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of collections or payments.

4.6. Other receivables and payables

Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted, when applicable, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities, which are stated at nominal value.

4.7. Other assets

Other current assets as of December 31, 2010 include property, plant and equipment related to the sale of the San Lorenzo’s refinery and other assets of the refining and distribution business, which are classified as assets held for sale (See Note 8.3) and, consequently, valued at their NRV.

Other current assets as of December 31, 2009 include property, plant and equipment related to the sale of the fertilizers business, which had been classified as assets held for sale (See Note 8.1) and, consequently, valued at their NRV.

4.8. Property, plant and equipment

4.8.1. General principles

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.3, less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.

Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.2.

4.8.2. Oil and gas exploration and production activities

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the SFAS No. 19, issued by the United States FASB, which was codified into FASB as ASC 932, “Extractive Activities – Oil and Gas”. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS No.19, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amount payable is recognized.

4.8.3. TGS

The cost of TGS‘s property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS’s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated as explained in Note 2.3).

4.8.4. Depreciations

The Company depreciates productive wells, machinery and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

The Company’s remaining property, plant and equipment are depreciated by the straight-line method based on their existing concession terms and their estimated useful lives as the case may be.

4.8.5. Recoverable value

The value of property, plant and equipment does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and the discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raised to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

4.9. Environmental costs

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company’s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimation of future costs on a discounted basis, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies.

4.10. Income tax and minimum presumed income tax

The Company estimates, income tax on an individual basis under the deferred tax method.

To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carryforward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

The deferred tax assets and liabilities have been valued at their nominal value.

Prevailing income tax rates at year end in Argentina, Venezuela, Brasil, Ecuador, Bolivia, Austria and España are 35%, 50%, 34%, 25%, 25%, 25% and 30%, respectively. In the case of Ecuador, applies an additional charge for labor participation, in which the applicable rate rises to 36.25%. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years.

In the years ended December 31, 2010 and 2009, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense. As of December 31, 2008 the minimum presumed income tax asset has been valued at its discounted value.

4.11. Hydroelectric royalties

For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays, since 2002, hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

4.12. Withholdings on exports of hydrocarbons

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

4.13. Labor costs liabilities

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.

4.14. Contingencies

Contingencies relate to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of its legal counsel and the remaining available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account, at current value at closing date, based on the best estimate of the expenditure required to settle the obligation. The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which are to be included in the reserve if they may be reasonably estimable. The company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Movements of reserves are disclosed in Note 12.

4.15. Basic/diluted earnings per share

Earnings per share for the years ended December 31, 2010, 2009 and 2008 were calculated on the basis of shares outstanding during each year, which amounts to 1,009,618,410 shares in those years. Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

4.16. Shareholders – equity accounts

The equity accounts were restated according to Note 2.3), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.

On December 31, 2009, the account Treasury Shares corresponds to 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company. Those shares were deducted from the shareholders’ equity at acquisition cost, with a cost and book value of 33.

During the third quarter of 2010 and in compliance with the terms and conditions in section 220 of the LSC, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the LSC, and subsequently sold to Optimum Petrobras Trust the remaining 3,277,418 shares of the Company. (Note 16.3).

The “Deferred income” account comprises the changes in the accounting measurement of derivative financial instruments designated as cash flows hedges to the extent that they are effective hedges, and the gain (loss) resulting from the translation of foreign operations, net of the exchange differences from the Company’s liabilities denominated in foreign currency designated as hedge of the net foreign investment and its corresponding tax effect.

4.17. Revenue recognition

Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2010, 2009 and 2008 gas imbalance liabilities were 5, 6 and 6, respectively, attributable to 99, 118 and 135 million cubic meters, respectively.

Revenues from electricity generation are accounted for under the accrual method, including energy and power actually delivered.

Revenues from natural gas transportation under firm agreements are recognized based on contracted capacity, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain LNG production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers.  For other LNG production contracts and other services, revenues are recognized when the services are rendered.

Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to year end. Services accrued and not billed as of year end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

4.18. Changes in presentation criteria

For comparative purposes, all the necessary reclassifications were made in the consolidated financial statements of prior years in order to present them on a consistent basis. These reclassifications do not imply changes in the decisions based on them.

4.19. Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any collected or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flows hedges, which have been designated as effective hedges, are recognized under “Deferred income” in “Shareholders´ equity”. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expenses) and holding gains (losses)”.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent of the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred income” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to the statement of income in the case of (c).

During the years ended December 31, 2010, 2009 and 2008, the transactions with derivative financial instruments did not imply the recognition of significant results during the years then ended. At that dates, the Company did not maintain positions in derivative financial instruments.

5. Oil and gas areas and participation in joint ventures

5.1. General considerations

As of December 31, 2010, the Company and its affiliates were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 21.7). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income utilizing the proportionate consolidation method, are disclosed in Note 21.8).

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties.

In December 2008, the Company executed a Memorandum of Agreement for a ten-year extension of the production concessions Aguada de la Arena, Río Neuquén, Veta Escondida and Rincón de Aranda, all of them located in the province of Neuquén, with a related payment of 56 (Note 15.3).

Petrobras Argentina’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Energia’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

5.2. Investment commitments

In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Río Colorado, Río Atuel, Borde del Limay, Los Vértices and Malvinas, as of December 31, 2010 the Company maintains investment commitments for approximately US$ 23 million, which mainly include the execution of seismic surveys and exploratory wells perforation.

5.3. Changes in oil and gas areas and participation in joint ventures

During the second quarter of 2010, the results of the evaluation of the potential of the Tibú field located in the Catatumbo basin in Colombia were unsuccessful. For such reason, the Tibu Consortium, of which Petrobras Argentina is a member, officially announced to the Colombian authorities its decision to suspend operations and restore the area, which was the Company’s only asset in Colombia.

Consequently, in the year ended December 31, 2010 the Company wrote off 45 of capitalized costs relating to exploratory wells, and this expense was included in Exploration expenses.

During 2009, the Company was granted the concession of three new blocks in the Neuquina basin: Río Atuel, Los Vértices and Borde del Limay.

In March 2008, once all the formalities concerning regulatory matters were completed, the Company acquired from Energy Development Corporation (Argentina), Inc. Argentina Branch a 13.72% equity interest in El Tordillo and La Tapera – Puesto Quiroga areas paying US$ 117.5 million.

In December 2008, the Company entered into a joint undertaking agreement with Repsol-YPF for the exploration of CGSJ Marina-1 block in the Golfo San Jorge basin for a 33% interest, which is currently being returned since no positive results were obtained from exploration activities. In such respect, the Company charged 220 to exploration expenses in 2009 fiscal year.

Since no positive results were obtained from the exploratory activities, in the first quarter of 2008, the Tierra Negra exploratory area was returned to the National Hydrocarbon Agency of Colombia.

In December, 2008, the Company entered into a joint undertaking agreement with Repsol-YPF and Pan American for the exploration of CAA-40 and CAA-46 exploration blocks in the Malvinas basin for a 33% interest.

5.4. Operations in Ecuador

As from 2006 the Ecuadorian Government introduced sweeping tax and regulatory reforms in the hydrocarbon sector which resulted in significant changes to the terms and conditions set forth at the time of execution of the participation agreements.

Amendatory Agreements and Law amending the Hydrocarbon Law

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador and Petroecuador, among others,  executed the Amendatory Agreements regulating exploitation of Block 18 and Palo Azul until the parties negotiate migration to a new contract modality.

On July 26, 2010, amendment to the Hydrocarbon Law in force was approved by operation of law, which amendment provides for, among other things, as from the day after publication, the obligation to migrate to a new contract modality before November 24, 2010.

As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian State to migrate to Service Agreements in Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010 the Hydrocarbon Secretary notified EcuadorTLC S.A. termination of said Participation Agreements and instructed Petroamazonas EP to start and develop the operational transition process.

Pursuant to the Amendatory Agreements, the Ecuadorian State must compensate contractors an amount equivalent to unamortized investments at closing of each fiscal year, at an annual adjustable rate considered reasonable for this type of projects in Ecuador. As of the date of these financial statements, the Company is taking the necessary steps to reach an agreement with the Ecuadorian State regarding payment of the compensation provided for in said agreements.

Crude Oil Transportation Agreement with OCP

The Company entered into an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay, like the other producers, a rate that covers OCP operating costs and financial services, among others.

As of December 31, 2010, transportation capacity costs invoiced by OCP were charged to expenses on a monthly basis. Costs related to the crude oil volume actually transported were charged to the “Administrative and selling expenses” line, while the portion related to the unused committed transportation capacity, was shown under “Other operating expenses - net” line. (Note 5.4).

The Company is entitled to sell transportation capacity through the OCP to mitigate the negative effect resulting from the excess capacity contracted. In this respect, the Company periodically negotiates the sale of committed transportation capacity. On December 31, 2008, the Company and Petroecuador entered into an agreement under which the Ecuadorian State undertook the commitment that transportation as from January 1, 2009 of its crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold transportation capacity of approximately 8,000 oil barrels per day for the July 2004-January 2012 period. As a result of non-compliance by purchaser by the end of 2009 first quarter, the Company made the pertinent claims. Finally, 40% of the net contractual commitment, resulting from the above mentioned, was assumed by Teikoku Oil Ecuador, as consideration for the assignment to the Company of a 40% interest in Block 18 and Palo Azul in October 2008.

In connection with the abovementioned commitments, as of December 31, 2010, liabilities were recognized by the Company on the net transportation capacity committed under the agreement entered into with OCP.

In order to secure compliance with its financial commitments related to the “Ship or Pay” transportation agreement entered into with OCP and those related to OCP commercial obligations, the Company issued letters of credit. These letters of credit, due December 2018,  will be released in the same proportion as the above commitments are settled. As of December 31, 2010, the Company issued letters of credit for a total amount of approximately US$85 million. As the letters of credit expire, the Company will be required to renew, replace them or otherwise, the amounts due must be paid in cash.

5.5. Additional information on the oil and gas activities

Asset retirement obligations

According to the regulations applicable in the countries where the Company performs oil and gas exploration and production activities, the Company (directly or indirectly through its subsidiaries) has to incur costs associated with well plugging and abandonment. The Company does not have legally restricted assets for the purpose of settling such obligations

The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2010, 2009 and 2008.

Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended of December 31. 2010, 2009 and 2008.

Oil and gas reserves (INFORMATION NOT COVERED BY THE AUDITORS REPORT)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area, of subsidiaries and companies under joint control or related companies as of December 31, 2010.

The Company estimates its reserves at least once a year. The Company's reserves estimation as of December 31, 2010, 2009 and 2008, was audited by DeGolyer and MacNaughton. This technical revision covered approximately 71%, 70% and 70%, respectively, of the Company’s estimated reserves as of December 31, 2010, 2009 and 2008.

6. Credit risk

The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers the credit risk moderate based on such diversification. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7. Investments, equity in earnings of affiliates and dividends collected

7.1. Composition of items

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:

7.1.1. Investments

Name and issuer		2010 Cost	2010 Book value	2009 Book value	2008 Book value
Current:					
Certificates of deposit		1,788	1,788	690	520
Mutual funds		131	131	195	48
Related companies	(Note 17)	371	371	355	419
Fideicomiso Financiero de Obra Gasoducto Sur	(Note 10.2)	13	16	-	-
Other		19	19	3	2
		2,322	2,325	1,243	989
Non-current:					
Loans to joint venture		-	-	-	262
Related companies	(Note 17)	154	154	156	147
Fideicomiso Financiero de Obra Gasoducto Sur	(Note 10.2)	115	115	119	-
Equity in affiliates	(Note 21.2)	2,938	4,050	4,157	3,682
Allowance for impairment of investments	(Note 12)	-	(970)	(723)	(614)
Other		-	2	-	-
		3,207	3,351	3,709	3,477

7.1.2. Equity in earnings of affiliates

7.1.3. Dividends collected

7.2. Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions

 Distrilec:

Petrobras Argentina, through Petrobras Finance Bermudas and PEDASA, holds an indirect shareholding of 48.50% in Distrilec.

Distrilec is able to change its equity interest and sell its shares in Edesur only with the approval of ENRE.

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.

CIESA:

Shareholders of CIESA, parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

7.3. Tariff situation of the public utility companies

7.3.1. General framework

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN was created in July 2003, which took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

In December 2009, the Law No. 26,563 was issued, which extended the public works and services renegotiation term to December 2011.

7.3.2. TGS

After UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20 % tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system provided under the same agreement.

On December 3, 2009, the PEN issued Decree No. 1,918/09 ratifying the provisional agreement. As a result, TGS will invoice its clients the tariff increase once the ENARGAS has published the new tariff schedule and has defined the invoicing method of the retroactive increase. The above administrative formality, however, has not been completed and considering the excessive delay, in August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the tariff schedule including the 20% provisional tariff increase and the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS answered TGS that it had forwarded the background information and the tariff project to the SCyCG, within the scope of the MPFIPyS, in compliance with Resolution No. 2.000/2.005 issued by the MPFIPyS.

On September 30, 2010, TGS filed an action for the protection of its constitutional rights (“acción de amparo”) under Section 43 of the National Constitution and Law No.16,986, against ENARGAS and SCyCG to seek implementation of the new tariff schedule. On November 8, 2010, notice was given to TGS of the judgment granting the requested action and thus ordering SCyCG to return to ENARGAS within two days the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred documents. ENARGAS and the SCyCG appealed said judgment and as of the date of these financial statements, no decision has been rendered in such respect.

In addition, on November 16, 2010, UNIREN proposed TGS to move forward with the renegotiation of the License Agreement within the scope and according to the terms and conditions of the Public  Emergency Law, for which purpose suspension of the before mentioned action for the protection of constitutional rights was required. On November 18, 2010, TGS decided to authorize the suspension for a term of 20 business days automatically renewable at maturity (except if TGS’s Board of Directors decides not to renew the same before or at the end of each period) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS sent a letter to ENARGAS and the MPFIPyS asking for execution of the writing requesting the suspension. As of the date of these financial statements, no favorable answer to the letter has been received.

Since more than one year has elapsed since publication of Decree No. 1.918/09 and given authorization of the suspension of the action for the protection of constitutional rights, this meaning a material change in the conditions determining the original recording of the tariff increase, TGS’s Management resolved to: (i) discontinue recording of revenues attributable to the tariff increase, and (ii) reverse the amount receivable previously accounted for in fiscal year ended December 31, 2009 and in the nine-month period ended September 30, 2010. TGS’s Management decision does not imply a waiver of the rights conferred by Decree No. 1.918/09.

This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the National Government.

In early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). As of the date of these financial statements, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending the steps to be taken.

7.3.3. Edesur

Memorandum of Agreement between Edesur and the Argentine government

Edesur entered into with UNIREN the letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement. The document established through June 30, 2006, a RTI would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, among others, it established a transition period for which the following was agreed, a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; and a mechanism to monitor costs, which allows for reviewing rate adjustments. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 2009.

As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The MOA was ratified by the Executive Branch on December 28, 2006. According to ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007. As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA.

Subsequently, Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 of ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable as from May 2007.

On July 31, 2008 ENRE issued Resolution No. 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.

Additionally, pursuant to the Overall Tariff Review, on November 12, 2009 Edesur submitted to the ENRE its income requirements in compliance with ENRE’s Resolution No. 467/2008.

On August 18, 2009, considering the domestic electric power consumption level during the winter season and in order not to adversely affect their payment capability, the Secretary of Energy provided under Resolution No..652/09 new seasonal prices for the June 1, 2009 – September 30, 2009 period for residential users with bimonthly consumption over 1,000 kWh or monthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the before mentioned period which imply a subsidy from the National State to users involved of 100% of the tariff increase provided under ENRE Resolution No. 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009.

On November 2, 2009 Edesur was given notice of a claim entitled “Consumidores Libres Coop. Ltda. de Provisión de Servicios de Acción Comunitaria c/E.N. – Secretaría de Energía de la Nación – ENRE – s/Proceso de conocimiento” filed by two consumer associations: Consumidores Libres Coop. Ltda. de Provisión de Servicios de Acción Comunitaria and Unión de Usuarios y Consumidores, against the National Government, the ENRE, Edesur, Edelap S.A. and Edenor S.A.

The purpose of the claim is: a) to declare invalid and unconstitutional all recent resolutions concerning tariffs and, consequently, to request the return of the amounts invoiced under such resolutions; b) to impose on all defendants the obligation to perform the RTI; c) to declare invalid and unconstitutional the resolutions issued by the Secretary of Energy under which the interim period provided under the Memorandum of Agreement is extended; d) to order defendants to sell, under international public tender, its class “A” shares since plaintiffs consider the first period of the Concession Agreement has already ended; e) to declare invalid and unconstitutional any resolutions or any other administrative acts amending contractual renegotiations; f) to declare invalid and unconstitutional ENRE’s Resolutions No. 466/2007 and 467/2007 under which the concession periods provided for under the Concession Agreement are extended, and g) on a subsidiary basis, if the main claim is dismissed, to order defendants to invoice all users on a bimonthly basis.

In addition, plaintiffs request the Court: (i) to issue a provisional remedy ordering suspension of the tariff increases provided for under the resolutions disputed by the plaintiffs; (ii) on a subsidiary basis, to partially suspend the application of the foregoing resolutions; and (iii) also on a subsidiary basis, to issue a provisional remedy determining the enforcement authority to refrain from stating new increases beyond the framework of the RTI process.

Regarding plaintiffs’ request to the Court to issue a provisional remedy, the Judge deemed it convenient to give written notice in such respect to the ENRE and the Secretary of Energy before making a decision on such request. Both authorities answered to the request for information. As of the date of these financial statements, the Court has not issued a decision in such respect.

Edesur answered the complaint and rejected the plaintiffs’ claim on the grounds that it was inadmissible within the terms provided for to such effect. As of the date of these financial statements, proceedings are in a stage following the answer to the complaint.

Regulatory Agency Requirements

On October 8, 2010, ENRE (National Electricity Regulatory Agency) served notice to Edesur of  Resolution No. 525/2010 demanding Edesur to adjust the 2010 investment plan and submit an Operative Regularization Program to remove deficiencies in the supply of public services. Edesur submitted before  the ENRE a petition for reconsideration against said resolution rejecting the reasons and grounds thereof and ratified, however, the 2010 investment plan and the Operative Regularization Program. As of the date of these financial statements, the petition has not been answered.

Given the electricity supply interruptions occurred on December 22 – 29, 2010, the ENRE, through Resolution No. 01/2011 sent to Edesur on January 4, 2011, ordered the conduct of a comprehensive technical, legal, economic and financial audit, during a thirty day term, to assess compliance by Edesur with material obligations, the adequacy of and compliance with the committed investment plan, the investments made to meet the demand growth, the current conditions and level of maintenance of the facilities and equipment and if Edesur is qualified to adequately provide public electric power distribution services. The above mentioned comprehensive audit started January 5, 2011. As of the date of these financial statements, the audit is in progress and Edesur has answered all requests in order to prove adequate compliance with its obligations.

7.4. Investments in Mixed Companies in Venezuela

In April 2005, the MEP instructed PDVSA to review the thirty-two operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies. In August 2006, the conversion operating agreements were signed, providing for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government.

The companies Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. (collectively referred to as “mixed companies”) were organized as a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively.

Mixed companies have to sell to PDVSA all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

Mixed companies are subject to a payment of 33.33% for royalties and special benefits, and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Additionally, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting abroad liquid hydrocarbons and oil by-products will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax per barrel will be 50% of the difference between the above mentioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%.

As of December 31, 2010, 2009 and 2008 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,518, 2,880 and 2,751, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. As of December 31, 2010, 2009 and 2008 the Company maintains allowances for impairment on these investments of  970, 723 and 416, respectively (Note 12).

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in August 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not  anticipated, in 2007 the Company recorded a reserve for the full amount of the credit. As of December 31, 2010, 2009 and 2008 the Company maintains allowances for impairment on this asset of  352, 336 and 305, respectively (Note 12).

8. Discontinued operations and assets held for sale

8.1. Fertilizers

In November 2009, the Company approved the sale of the fertilizers business to Bunge Argentina S.A., whereby in January 2010, with the execution of the respective agreements, the tangible assets, trade brands, commercial network and personnel engaged in such business were transferred to the buyer.

Considering such situation, as of December 31, 2009, property, plant and equipment relating to the fertilizer business had been classified as “Assets held for Sale” (See Note 4.7) and, consequently, measured at their net realizable value, which implied the recognition of a gain of 47, included in Financial income (expenses) and holding gains (losses).

Accordingly, in the year ended December 31, 2010, the Company recognized a gain of 34 included in Other (expenses) income, net (Note 15.5).

8.2. Petrobras de Valores Internacional de España S.L.

In December 2007, Petrobras Argentina sold to Petrobras International Braspetro B.V. 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% through its interest in the capital stock of Petrobras Energía Perú S.A., is the Lote X production area.

The agreed upon price was US$ 423.3 million and also includes a contingent compensation in favor of the Company that reflects the market value of the “Kinteroni Prospect”, or, alternatively, the non-participation of the buyer and its respective compensation. Such compensation, to be defined by the parties, results from the gas and condensate discovery made at the “Kinteroni Prospect” in Lote 57 in January 2008.  The Company estimates to conclude the negotiation during the year 2011.

In April 2009 Petrobras Argentina sold its remaining 60% equity interest in PVIE to Petrobras Internacional – Braspetro B.V. in the amount of US$ 619.4 million. As a result of this transaction, in the second quarter of 2009, the Company recognized a pretax gain of 1,591 included in Other (expenses) income, net (Note 15.5) and the related reversal of deferred income in the amount of 29.

As of December 31, 2010 the outstanding amount under the transaction amounted to US$92 million.

8.3. San Lorenzo Refinery and other assets related to the Refining and Distribution business

On May 4, 2010 the Company’s Board of Directors approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of its refining business in San Lorenzo, Province of Santa Fe, including the loading and unloading facilities and the gas stations network composed of  approximately 360 points of sale and the related clients.

The price offered for the mentioned assets was approximately US$36 million. In addition, on the closing date, oil inventories and related products will be sold to Oil Combustibles S.A. in the amount of US$ 66 million. The total amount of the transaction is estimated at US$102 million. The estimated term for the closing during the first half  of 2011 and is subject to administrative authorizations required under the applicable Argentinean law.

As of December 31, 2010 the related assets have been classified as “Assets held for sale” (see Note 4.7) and, consequently, measured at their net realizable value. Therefore, in the year ended December 31, 2010, the Company recognized a loss of 209 included in Other (expenses) income, net (Note 15.5).

8.4. Relevant information

The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the years ended December 31, 2010, 2009 and 2008, as required by the accounting standards regarding disclosure of discontinued operations:

 (1)  Year ended December 31, 2009.

(2) Three month period ended March 31, 2009.

(1) Transaction recorded to the sale of fertilizer business (Note 8.1)

(2) Three month period ended March 31, 2009.

(3) Year ended December 31, 2009

9. Financing

9.1. Financial debt

The detail of the financial debt as of December 31, 2010, 2009 and 2008, is as follows:

 Detail of long-term debt

Long-term debt as of December 31, 2010 is made up as follows:

Maturities of long-term debt as of December 31, 2010, are as follows:

9.2. Global Programs of nonconvertible bonds

Global program of US$ 2.5 billion:

As of December 31, 2010 under this program, which matured on May 4, 2008 the following classes of bonds remained outstanding:

- Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at LIBOR for a period of six months plus 1%.

- Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.

- Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petróleo Brasileiro, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Argentina in connection with Class S bonds, Petróleo Brasileiro shall purchase the rights of bondholders to receive payments.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.

Debt from the issuances is disclosed net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 1 billion:

The Annual Shareholders’ Meeting of Petrobras Argentina held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 1 billion or its equivalent in any other currency, maturing within a 5-year term, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of
US$ 2.5 billion. On August 7, 2008, the program was authorized by Resolution No. 15,947 of the CNV.

9.3. Cross default clauses

Outstanding bonds and financial debt include cross default clauses, whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of outstanding bonds or the creditor financial, as appropriate, shall declare all the amounts owed due and payable, if any debt of Petrobras Argentina or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial indebtedness.

9.4.  Edesur indebtedness

Edesur maintains a global corporate bond program maturing on October 14, 2013, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.

As of December 31, 2010, only Class 7 is outstanding under such global program for a face value of 99, at an annual interest rate of 11.75%. Proceeds from the issuances have been applied to refinancing liabilities and improving working capital.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements.

Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-pay any other debt stipulated in the agreements.

As of the date of these consolidated financial statements Edesur has complied with all the terms and conditions contained in the loan agreements.

9.5. CIESA indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (Note 7.3.1), CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of interest rate agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 296 millions, has been disclosed in the “Short-term debt” line.

In April 2004, Petrobras Argentina and EPCA, a subsidiary of Enron Corp., the only two shareholders of CIESA, celebrated a master settlement agreement in which they agreed to make certain share transfers in two successive steps to facilitate the restructuring of CIESA’s financial debt.

Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, EPCA transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Argentina and its subsidiary, Petrobras Hispano Argentina S.A., transferred to EPCA Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in non-current investments.

Subsequently, pursuant to the terms of the Financial Debt Restructuring Agreement entered into on September 1, 2005 by CIESA, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., EPCA, ABN AMRO BANK N.V. Argentine Branch and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term.

In addition, the Restructuring Agreement contemplated the terms of the Master Agreement which envisaged debt capitalization for a nominal amount of US$ 201.5 million plus accrued unpaid interest. The Restructuring Agreement was subject to approval by the ENARGAS and the CNDC.

While the Restructuring Agreement was awaiting approval by the governmental authorities, on January 9, 2009, Ashmore Energy Internacional Limited (now AEI), who then declared to be the sole holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997, announced its decision to terminate the Restructuring Agreement.

Under such circumstances, on January 28, 2009, CIESA brought an action before the Courts of the State of New York, United States of America, to petition that an order be issued to declare that any action initiated by AEI against CIESA in conection with th Corporate Bonds should not succeed because said bonds had become time-barred and, on a subsidiary basis, that strict performance of the Restructuring Agreement be ordered and that CIESA be paid damages for termination of the agreement by AEI without due notice.  The action brought by CIESA before the Courts of New York was initially dismissed on July 29, 2009, since a bankruptcy petition was pending before the Courts of the Republic of Argentina.

On February 4, 2009, AEI filed a bankruptcy petition against CIESA before the Courts of the Republic of Argentina for the amount of US$ 127 million, seeking recovery of an alleged claim relating to the Corporate Bonds. Such bankruptcy petition was rejected by the Court of Appeals in Commercial matters on October 9, 2009. AEI filed motions to invalidate the court decision and remove the intervening judges with cause, which motions were also dismissed on November 24 and December 28, 2009, respectively.

By virtue of the dismissal of the bankruptcy petition decided in the Republic of Argentina, on November 13, 2009 CIESA filed before the Courts of New York, a motion to renew and reargue, requesting: (i) to permit renewal and new arguments by CIESA against AEI´s motion to dismiss CIESA’s amended complaint and (ii) revocation of the judgment passed on July 29, 2009 admitting the motion to dismiss filed by AEI against the petition of CIESA. In April 12, 2010, CIESA was notified of the resolution issued by the Judge of New York, whereby the company’s petition was sustained and the court considered itself to be competent to deal with the request for declaring that the statute of limitation pertaining to the referred claim had expired as well as other issues raised. On August 9, 2010 AEI filed an appeal and on January 27, 2011 the Court of Appeals dismissed the appeal and upheld the lower court’s decision.

On May 13, 2010 notice was given to CIESA of a filing made by AEI rejecting the claims stated by CIESA in its complaint and demanding payment of the debt securities issued by the Company, which, in the opinion of AEI, CIESA must pay including interest accrued. On October 2, 2010 CIESA prepared the answer to AEI´s filing in defense of its interests. On October 7, 2010 CIESA submitted an answer to the filing in defense of its interests. The judge’s decision is still pending.

As of the date of these financial statements, due notice has not been served upon CIESA relating to the transfer by AEI of all corporate bonds issued by CIESA in 1997 or to any other claims held against CIESA.

CIESA is evaluating the course of action to undertake. CIESA’s financial statements were prepared using the going concern basis of accounting and therefore such financial statements do not include any adjustments or reclassifications that may derive from the resolution of the uncertainties related to the foregoing actions.

9.6. TGS indebtedness

TGS maintains an outstanding global bond program, maturing on May 14, 2017. The CNV authorized it on January 18, 2007, up to US$ 650 million.

As of December 31, 2010, bonds under the global program, with a face value of US$ 374 million, bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four annual, equal and consecutives installments, as from May 14, 2014.

During the years ended December 31, 2010, 2009 and 2008, TGS repurchased bonds in an amount equivalent to a face value of US$ 21 million, US$ 10 million and US$ 95 million, recognizing a gain of 2, 5 and 57, respectively, included in  Other income (expenses), net (Note 15.5).

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with certain covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions. As of the date of these financial statements, TGS has complied with the above mentioned covenants.

10. Contributions to finance works in the energy sector in Argentina

10.1.  FONINVEMEM

Through Resolution No. 712/04, the Secretary of Energy created the FONINVEMEM I for the purpose of granting creditors and incentive to invest in the WEM for increasing the supply of electrical power generation in Argentina. In 2007, through Resolution S.E. No.564/07, the Secretary of Energy requested WEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of
FONINVEMEM I.

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all the private power generating companies in the wholesale electric market is estimated at US$ 530 million, of which Petrobras Argentina contributed US$ 55 million, US$ 39 million to FONINVEMEM I and US$ 16 to FONINVEMEN II.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Argentina and other WEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of at least 800 MW each. The construction cost of both plants was approximately US$ 1.3 billion and was partially funded with the net contributions made by the private power generating companies to FONINVEMEM I and II.

For the purposes of the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The procurement of the equipment, construction, operation and maintenance of each power plant will be undertaken by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will enter into a ten-year electricity supply agreement with CAMMESA for the 80% of the energy output, at a price that will allow to cover all costs as well as the reimbursements of the FONINVEMEM and the repayment of the debt used to finance the initial investment. The companies will be able to sale in the spot market 20% of the electricity output. Upon expiration of the supply agreement, the ownership of the assets held in trust will be transferred to the power generation companies proportionally to their contributions to finance the capital expenditure.

As of December 31, 2009, the gas turbines of both power plants were operating in open cycle mode, starting to operate in combined cycle as from the first quarter of 2010.

The Company recovers the amounts contributed to the FONINVEMEM I, converted to US$ and adjusted by Libo rate + 1% p.a., in 120 monthly installments starting March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode mentioned above.

As of December 31, 2009 the funds contributed by the Company to FONINVEMEM II were fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the Secretary of Energy, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant.

10.2. Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)

In order to assist in financing the expansion of the transportation capacity  of the General San Martín Gas Pipeline, in the offshore leg across the Straits of Magellan, in the fourth quarter of 2009 Petrobras Argentina underwritten bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur, for an amount in pesos equal to US$30 million.

Petrobras Argentina received in exchange Debt Securities denominated in Argentine pesos (“VRD Obra-4 Estrecho Definitivos”) that bear interest at a rate equivalent to the Reference Stabilization Coefficient plus an annual nominal rate of 8%. The principal will be amortized in 30 quarterly installments since April 25, 2011.

11. Current and deferred income tax

The Company’s income tax expense and deferred tax balances are comprised as follows:

(1) 274, 290 and 258 are included in the non-current “Other receivables” line and 1,097, 1,443 and 1,500 in the non-current “Taxes payable” line in 2010, 2009 and 2008, respectively.

(2) Management evaluates the recoverability of tax loss carryforwards and the remaining temporary differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis. The change in 2009 includes a decrease of 308 resulting from the sale of PVIE.

(3) The change in 2010 includes an increase of 52 attributable to the revaluation of deferred tax liabilities in foreign affiliates and investments recorded in the “Deferred income” account. The change in 2009 includes: a) a decrease of 205 resulting from the sale of PVIE and b) an increase of 123 attributable to the revaluation of deferred tax liabilities in foreign affiliates and investments in the “Deferred income” account.

The reconciliation of the income tax expense charged to the income statement and the one that would result from the application of the prevailing income tax rate of the 35% to the gain before taxes and the minority interest is as follow:

Tax losses carryforward may be used through the dates indicated below:

12. Contingencies, allowances and environmental matters

Movements of reserves for contingencies and allowances are as follows:

(1)

Recorded in “Financial income (expenses) and holding gains (losses)”

(2)

It includes 18 recorded in “Deferred income” and 1 recorded in “Income Tax” (Note 11)

(3)

Recorded in “Deferred income”

(4)

It includes 35 recorded in “Deferred income” and 212 recorded in “Other  (expenses) income, net” (Note 15.5)

(5)

It includes 99 recorded in “Cost of sales” as “Depreciation of property, plant and equipment” and 105 by the impairment in Ecuador (Note 5.4)

(6)

It includes 47 recorded in “Cost of sales” and 56 recorded in “Financial income (expenses) and holding gains    (losses)”.

(7)

Used during the year

(8)

It includes 17 recorded in “Cost of sales” and 35 recorded in “Other operating expenses, net” (Note 15.4)

(9)

Impairment in Ecuador

Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Argentina’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company has not incurred in any material pollution liabilities as a result of its operations to date. Petrobras Argentina undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Argentina’s business.

Other issues

The Company maintains interpretative differences with the AFIP, provincial tax authorities and foreign tax authorities about taxes applicable  oil and gas activity. Additionally, the Company maintains no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

13. Warranty bonds, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of December 31, 2010, 2009 and 2008, which are not disclosed in the remaining notes, amount to 16, 15 and 79, respectively.

In addition, as of December 31, 2010, the Company had the following contractual commitments:

14. Capital stock

As of December 31, 2010, the Company’s capital stock totaled 1,010, fully subscribed, issued, paid-in, registered and authorized for public trading (Note 1.2).

Changes in capital stock in the last three years:

15. Other receivables, inventories, other liabilities, other operating expenses, net, other (expenses) income, net and supplemental cash flow information

The composition of the items is the next:

(1) Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the     Brazilian state of Rio Grande do Sul provides to companies located there.

(2) See Note 7.3.2.

16. Social benefits and other payroll benefits

16.1.  Defined contribution plan

Supplementary pension plan

In November 2005, Petrobras Argentina’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Argentina makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Argentina.

In the years ended December 31, 2010, 2009 and 2008, Petrobras Argentina recorded losses of 10, 10 and 8, respectively, attributable to such benefit.

16.2.  Defined benefit plan

Indemnity plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory fund

This is a defined benefit plan for employees of Petrobras Argentina who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Argentina and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York, duly amended by the Permitted Investment Letter dated on September 14th, 2006. The Bank of New York Mellon is the trustee and Towers Watson is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Argentina will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

The expected return on the plan assets is calculated on the basis of the average return of comparable short-term investments, plus some adjustments if future return expectations need to be reflected.

As of the date of these financial statements, Petrobras Argentina’s Board of Directors has not approved contributions to assets related to its defined benefit plan for fiscal year 2011.

As of December 31, 2010, 2009 and 2008 the most relevant actuarial information on the defined-benefits pension plans are as follows:

Change in benefit obligation		2010	2009	2008
Benefit obligation at the beginning of the year		189	191	176
Service cost		4	4	4
Interest cost		34	36	23
Actuarial gain		(15)	(25)	(3)
Benefits paid		(8)	(9)	(9)
Reductions / Terminations		(24)	(8)	-
Benefit obligation at the end of the year	(1)	180	189	191
Change in plan assets				
Fair value of plan assets at the beginning of the year		40	44	31
Return on plan assets		2	4	3
Contributions made		-	-	17
Benefits paid		(9)	(8)	(7)
Fair value of plan assets at the end of the year		33	40	44

Reconciliation of funded (unfunded) status	2010	2009	2008
Unfunded status at the end of the year	(147)	(149)	(147)
Unrecognized prior service cost	20	27	36
Unrecognized actuarial loss	12	22	45
Net liability recognized	(115)	(100)	(66)

Components of net periodic benefit cost	2010	2009	2008
Service cost	4	4	4
Interest cost	34	36	23
Expected return on plan assets	(7)	(8)	(3)
Amortization of actuarial gain and losses and unrecognized prior service cost	3	4	5
Net periodic benefit cost	34	36	29
Weighted-average assumptions			
Discount rate	4%	4%	4%
Rate of return on plan assets	14%	19%	21%
Rate of compesation increase	2%	2%	2%

(1) As of December 31, 2010, 2009 and 2008, the benefit obligation includes 144, 136 and 135 of Compensatory Fund and 36, 53 and 56 of Indemnity Plan, respectively.

16.3. Pension plan financing – Optimum Petrobras Trust Fund

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company which as of December 31, 2010  numbered 3,235,910 (Note 4.16).

The sole purpose of the trust is to make periodical contributions of shares and/or funds resulting from the sale of the shares in order for the Company to comply with the funding obligations under the Compensatory Fund and the Employees’ Supplementary Pension Plan.

17. Balances and transactions with related companies

General conditions:

Related-party transactions are made in the ordinary course of business on market terms and at market prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

Sale of companies:

In December 2007 and in April 2009, Petrobras Argentina sold to PIB BV (a subsidiary of its holding company) the initial 40% equity interest and the remaining 60% equity interest in PVIE in the amount of US$423.3 million and US$619.4 million, respectively (Note 6.2 to the individual financial statements).

Financial transactions:

In 2005, the Company entered into a US$ 200 million loan agreement with PIB BV (lender). The loan has a 10-year term and bears interest at a rate of 7.22% per annum, plus taxes and can be paid off at any time without penalty.

In February 2008, the Company approved placement of short-term financial surplus in PIB BV, up to the amount of US$300 million, at a monthly payable nominal annual interest rate equivalent to 30-day Libor plus 0.15%, due July 2008, with prepayment clause available for the Company. In December 2008, the loan was renewed by means of two new loans totaling US$120 million: a US$107 million loan between PIB BV and Petrobras Argentina and a U$S13 million loan between PIB BV and Petrobras Holding Austria GMBH, a subsidiary of Petrobras Argentina, both maturing December 2009, with prepayment clause  available for the Company. As regards these two loans, US$30 million were paid  before maturity and US$90 million were paid at maturity. As of December 31, 2010, only one loan is outstanding between PIB BV and Petrobras Argentina in the aggregate amount of US$90 million, due December 2011.

Financial Guarantees:

In 2007, Petrobras Argentina issued US$300 million Class S corporate bonds, secured by a Standby Purchase Agreement provided by Petróleo Brasileiro (Note 7.2 to the individual financial statements).

In December 2009, the Company took two loans in the aggregate amount of US$150 million, secured by Petróleo Brasileiro: one loan granted by Banco Itaú Europa, in the amount of US$100 million, to be repaid in 7 semiannual installments with final payment date in December 2013, and another loan granted by HSBC Bank USA in the amount of US$50 million, due June 2012.

Commercial Transactions

In the ordinary course of business, the Company performs crude oil and oil related products import and export transactions with subsidiaries of Petróleo Brasileiro, particularly with Petrobras International Finance Co.

In addition, Braskem, a subsidiary of Petróleo Brasilerio, supplies Innova benzene and ethylene for the styrene manufacturing process.

Outstanding balances with related parties as of December 31, 2010, 2009 and 2008 are as follows:

Main transactions with affiliates for the years ended December 31, 2010, 2009 and 2008 are as follows:

18. Business segments and geographic consolidated information

The Company’s business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:

a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., Petrolera Entre Lomas S.A., OCP and direct and indirect interest in the mixed companies in Venezuela .

b) Refining and Distribution, including the Company’s operations in  the refineries of San Lorenzo (Note 8.3) and Bahía Blanca, its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

c) Petrochemicals, comprising the Company’s own fertilizers (Note 8.1) and styrenics operations developed in Argentina and Brasil.

d) Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in TGS, the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur and Enecor S.A.

e) Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

The following information shows selected data for each of the business segments identified by the Company’s management:

The following information shows selected data about assets, net sales, operating income (loss) and equity in earnings of affiliates by geographic area.

19. Controlling Group

Petrobras Participaciones S.L. is the parent company of Petrobras Argentina, with an ownership interest of 67.2% (Note 1.2).

Petrobras Participaciones S.L. is a subsidiary by Petróleo Brasileiro, a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brasil and abroad.

20. Subsequent events

Except as indicated in the remaining notes, no other events have occurred subsequent to year end that may significantly affect the Company’s financial position as of December 31, 2010, or the results of its operations for the year then ended.

21. Other consolidated information

The following tables present additional consolidated financial statements disclosures required under Argentine GAAP:

21.1. Property, plant and equipment.

21.2. Equity in affiliates.

21.3. Cost of sales.

21.4. Foreign currency assets and liabilities.

21.5. Detail of expenses.

21.6. Information about ownership in subsidiaries and affiliates.

21.7. Oil and gas areas and participation in joint-ventures.

21.8. Combined joint-ventures and consortium assets, liabilities and statements of income.

21.9. Information about companies over which the Company exercises joint control

21.1. Property, plant and equipment as of December 31, 2010, 2009 and 2008

   (Stated in millions of Argentine Pesos)

21.2. Equity in affiliates as of December 31, 2010, 2009 and 2008

   (Stated in millions of Argentine Pesos)

US$

United States Dollars

Bol

Bolivian Pesos

$

Argentine Pesos

21.3. Cost of sales for the years ended December 31, 2010, 2009 and 2008

   (Stated in millions of Argentine Pesos)

21.4. Foreign currency assets and liabilities as of December 31, 2010, 2009 and 2008

             (Stated in millions of Argentine Pesos)

Foreign currency and amount		Exchange rate	Book value in local currency
CURRENT ASSETS				
Cash	US$	91.5	3.98	364
	Rs	2.1	2.39	5
	EU	0.8	5.27	4
				373
Investments	US$	524.6	3.98	2,088
	Rs	33.1	2.39	79
				2,167
Trade receivables	US$	86.7	3.98	345
	Rs	129.7	2.39	310
	Bol	86.3	0.56	48
	EU	0.8	5.27	4
				707
Other receivables	US$	397.5	3.98	1,582
	Rs	7.1	2.39	17
	Bol	10.8	0.56	6
				1,605
	TOTAL 2010			**4,852**
	TOTAL 2009			**3,920**
	TOTAL 2008			**2,229**
NON-CURRENT ASSETS				
Trade receivables	U$S	1.0	3.98	4
	Bol	3.6	0.56	2
				6
Other receivables	Rs	12.6	2.39	**30**
Investments	U$S	37.2	3.98	**148**
	TOTAL 2010			**184**
	TOTAL 2009			**575**
	TOTAL 2008			**255**
TOTAL ASSETS	**2010**			**5,036**
	2009			**4,495**
	2008			**2,484**

	Foreign currency and amount		Exchange rate	Book value in local currency
CURRENT LIABILITIES				
Accounts payable	US$	149.7	3.98	596
	Rs	48.1	2.39	115
	EU	3.0	5.27	16
				727
Short-term debt	U$S	311.1	3.98	**1,238**
Payroll and social security taxes	U$S	0.5	3.98	2
	Rs	9.2	2.39	22
				24
Taxes payable	U$S	0.8	3.98	3
	Rs	26.8	2.39	64
	Bol	23.4	0.56	13
				80
Other liabilities	U$S	61.1	3.98	243
	Rs	33.1	2.39	79
				322
	TOTAL 2010			**2,391**
	TOTAL 2009			**3,309**
	TOTAL 2008			**3,479**
NON-CURRENT LIABILITIES				
Accounts payable	U$S	10.3	3.98	41
	Rs	0.4	2.39	1
				42
Long-term debt	US$	1,034.7	3.98	4,118
	Rs	29.7	2.39	71
				4,189
Taxes payable	Rs	5.0	2.39	**12**
Other liabilities	U$S	100.8	3.98	401
	Bol	41.4	0.56	23
				424
	TOTAL 2010			**4,667**
	TOTAL 2009			**4,991**
	TOTAL 2008			**5,634**
TOTAL LIABILITIES	**2010**			**7,058**
	2009			**8,300**
	2008			**9,113**

US$

Millions of United States Dollars

Rs

Millions of Reales

Bol

Millions of Bolivian Pesos

EU

Millions of Euros

21.5. Detail of expenses for the years ended December 31, 2010, 2009 and 2008

   (Stated in millions of Argentine Pesos)

Accounts		2008 Total	2009 Total	2010 Total	2010 Costs	2010 Administrative and selling expenses	2010 Exploration expenses
Salaries and wages		892	1,002	1,096	509	587	-
Other benefits to personnel		164	142	158	54	104	-
Taxes, charges and contributions		328	312	420	31	389	-
Fees and professional advisory		148	125	100	11	89	-
Depreciation of property, plant and equipment	(Note 21.1)	1,260	1,399	1,268	1,199	69	-
Oil and gas royalties		902	491	532	532	-	-
Spare parts and repairs		276	319	386	353	33	-
Geological and geophysical expenses		188	62	54	-	-	54
Abandoned and non-productive well write-downs		42	270	136	-	-	136
Transportation and freights		446	427	481	148	333	-
Construction contracts and other services		793	886	1,009	833	176	-
Fuel, gas, energy and other		77	69	63	52	11	-
Other operating costs and consumptions		237	252	226	166	60	-
Expense reimbursements		(108)	(156)	(128)	(23)	(105)	-
Total 2010				5,801	3,865	1,746	190
Total 2009			5,600		3,596	1,668	336
Total 2008		5,645			3,649	1,758	238

21.6. Information about ownership in subsidiaries and affiliates as of  December 31, 2010

21.7. Oil and gas areas and participation in joint-ventures as of December 31, 2010

NAME		LOCATION	WORKING INTEREST DIRECT	WORKING INTEREST INDIRECT	OPERADOR
Production					
Argentina					
25 de Mayo - Medanito S.E.		La Pampa and Río Negro	100.00%	-	Petrobras Argentina
Jagüel de los Machos		La Pampa and Río Negro	100.00%	-	Petrobras Argentina
Puesto Hernández		Mendoza y Neuquén	38.45%	-	Petrobras Argentina
Bajada del Palo		Neuquén	3.85%	14.05%	Petrolera Entre Lomas
Santa Cruz II		Santa Cruz	100.00%	-	Petrobras Argentina
Río Neuquén		Neuquén and Río Negro	100.00%	-	Petrobras Argentina
Entre Lomas		Neuquén and Río Negro	3.85%	14.05%	Petrolera Entre Lomas
Aguada de la Arena		Neuquén	80.00%	-	Petrobras Argentina
Veta Escondida y Rincón de Aranda		Neuquén	55.00%	-	Petrobras Argentina
Santa Cruz I		Santa Cruz	71.00%	-	Petrobras Argentina
Sierra Chata		Neuquén	19.89%	25.67%	Petrobras Argentina
El Mangrullo		Neuquén	100.00%	-	Petrobras Argentina
Atuel Norte		Mendoza	33.33%	-	Tecpetrol
La Tapera - Puesto Quiroga		Chubut	35.67%	-	Tecpetrol
El Tordillo		Chubut	35.67%	-	Tecpetrol
Aguaragüe		Salta	15.00%	-	Tecpetrol
Estancia Agua Fresca		Santa Cruz	50.00%	-	Petrobras Argentina
Gobernador Ayala	(1)	Mendoza	22.51%	-	Petro Andina Resources Lt
Agua Amarga		Río Negro	3.85%	14.05%	Petrolera Entre Lomas
Charco del Palenque		Río Negro	3.85%	14.05%	Petrolera Entre Lomas
Foreign					
Colpa - Caranda		Bolivia	100.00%	-	Petrobras Argentina
Oritupano - Leona		Venezuela	-	22.00%	PDVSA
Acema		Venezuela	-	31.36%	PDVSA
La Concepción		Venezuela	-	36.00%	PDVSA
Mata		Venezuela	-	34.49%	PDVSA
Bloque 18		Ecuador	-	30.00%	Ecuadortlc
Exploration					
Argentina					
Glencross		Santa Cruz	87.00%	-	Petrobras Argentina
Puesto Oliverio	(1)	Santa Cruz	50.00%	-	Petrobras Argentina
Cerrito Oeste	(1)	Santa Cruz	50.00%	-	Petrobras Argentina
El Campamento	(1)	Santa Cruz	50.00%	-	Petrobras Argentina
Cerro Hamaca Norte	(1)	Mendoza	39.64%	-	Petro Andina Resources Lt
Parva Negra	(1)	Neuquén	47.63%	52.37%	Petrobras Argentina
Cerro Manrique	(2)	Río Negro	50.00%	-	Petrobras Argentina
Estancia Chiripá		Santa Cruz	87.00%	-	Petrobras Argentina
Enarsa 1 (E1)		Plataforma Continental Arge	25.00%	-	YPF
Enarsa 3 (E3)		Plataforma Continental Arge	35.00%	-	Petrobras Argentina
Chirete		Salta	100.00%	-	Petrobras Argentina
Hickmann	(4)	Salta	50.00%	-	Tecpetrol
Río Colorado		Salta	30.00%	-	Tecpetrol
Río Atuel	(3)	Mendoza	33.33%	-	Tecpetrol
Bloque CAA 40		Plataforma Continental Arge	33.00%	-	YPF
Bloque CAA 46		Plataforma Continental Arge	33.00%	-	YPF
Borde del Limay	(3)	Neuquén	85.00%	-	Petrobras Argentina
Los Vértices	(3)	Neuquén	85.00%	-	Petrobras Argentina

(1) The granting of the concession is in progress and the term will be 25 years from such granting.
(2) The granting of the exploration concession has not been yet obtained
(3) Note 5.3.
(4) Is pending the return of the exploration permit.

21.8. Combined joint-ventures and consortium assets and liabilities and statements of income as of December 31, 2010, 2009 and 2008

   (Stated in millions of Argentine Pesos)

21.9. Information about companies over which the Company exercises joint control as of December 31, 2010, 2009 and 2008

 (Stated in millions of Argentine Pesos)

2010		
	CIESA	Distrilec	Total
Balance sheets			
Current Assets	749	434	1,183
Non-current Assets	2,173	1,723	3,896
Current liabilities	943	900	1,843
Non-current liabilities	1,244	292	1,536
Shareholders' equity	157	561	718
Minority interest	578	404	982
Statements of income			
Net sales	749	1,096	1,845
Gross profit	323	196	519
Net loss	(19)	(17)	(36)
Statements of cash flows			
Cash and cash equivalents at the beginning of the year	520	99	619
Net cash provided by operations	154	366	520
Net cash used in investing activities	(71)	(235)	(306)
Net cash used in financing activities	(48)	(37)	(85)
Effect of exchange rate change on cash	1	3	4
Cash and cash equivalents at the end of the year	556	196	752

	2009			
	CIESA	Distrilec	PVIE	Total
Balance sheets				
Current Assets	741	339	-	1,080
Non-current Assets	2,169	1,615	-	3,784
Current liabilities	908	621	-	1,529
Non-current liabilities	1,271	342	-	1,613
Shareholders' equity	176	578	-	754
Minority interest	555	413	-	968
Statements of income				
Net sales	747	1,069	123	1,939
Gross profit	342	269	55	666
Net (loss) profit	(22)	10	27	15
Statements of cash flows				
Cash and cash equivalents at the beginning of the year	310	66	102	478
Net cash provided by operations	306	186	40	532
Net cash used in investing activities	(74)	(137)	(138)	(349)
Net cash used in financing activities	(24)	(19)	(12)	(55)
Effect of exchange rate change on cash	2	3	8	13
Cash and cash equivalents at the end of the year	520	99	-	619

21.9. Information about companies over which the Company exercises joint control as of December 31, 2010, 2009 and 2008

 (Stated in millions of Argentine Pesos)

GLOSSARY:

AFIP	Administración Federal de Ingresos Públicos –Argentine Federal Public Revenues Administration
ASC	Accounting Standards Codification
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CIESA	Compañía de Inversiones de Energía S.A.
CNDC	Comisión Nacional de Defensa de la Competencia - Argentine Anti-Trust Authorities
CNV	Comisión Nacional de Valores - Argentine Securities Commission
CPCECABA	Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires - Professional Council in Economic Sciences of the City of Buenos Aires
Distrilec	Distrilec Inversora S.A.
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
EEUU	Estados Unidos de Norteamérica - United States of America
ENARGAS	Ente Nacional Regulador del Gas - Argentine Gas Regulatory Agency
ENRE	Ente Nacional Regulador de la Electricidad - Federal Power Regulation Authority
EPCA	Enron Pipeline Company Argentina S.A.
FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Councils in Economic Sciences
FASB	Financial Accounting Standard Board
FONINVEMEM	Fondo para las Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica - Fund for the Investments Required to Increase the Electric Power Supply in the Electric Wholesale Market
IASB	International Accounting Standards Board
IGJ	Inspección General de Justicia - Superintendency of Legal Entities
LNG	Liquid Natural Gas
LPG	Liquefied Petroleum Gas
LSC	Ley de Sociedades Comerciales - Business Associations Law
MEP	Ministerio de Energía y Petróleo de Venezuela - Venezuelan Energy and Oil Ministry
MOA	Memorandum of Agreement
MPFIPyS	Ministerio de Planificación Federal, Inversión Pública y Servicios - Federal Planning, Public Investment and Services Ministry
NRV	Net Realizable Value
OCP	Oleoducto de Crudos Pesados Ltd.
PDVSA	Petróleos de Venezuela S.A.
PEDASA	Petrobras Electricidad de Argentina S.A.
PEN	Poder Ejecutivo Nacional - Executive Branch of Government
PEPSA	Petrobras Energía Participaciones S.A.
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS.
PVIE	Petrobras Valores Internacional de España S.L.
RTI	Revisión Tarifaria Integral - Complete Rate Review
SCyCG	Subsecretaría de Coordinación y Control de Gestión - Undersecretariat of Coordination and Control of Government Affairs
SFAS	Statement of Financial Accounting Standard
TGS	Transportadora de Gas del Sur S.A.
UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos - Public Service Agreement Renegotiation and Análisis Unit
U.S. GAAP	U.S. Generally Accepted Accounting Principles
WEM	Wholesale Electricity Market
WTI	West Texas Intermediate
WTS	West Texas Sour
YPFB	Yacimientos Petrolíferos Fiscales Bolivianos

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of

Petrobras Argentina S.A.

Maipú 1, 22nd floor

Buenos Aires

Argentina

1. We have audited the accompanying consolidated balance sheets of Petrobras Argentina S.A. (an Argentine Corporation) (“PESA”) and its subsidiaries and jointly-owned entities as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, and notes 1 to 21.

2. The Company’s board of directors and management are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the professional accounting principles in force in the City of Buenos Aires, Argentina, and the related regulations of the National Securities Commission (“CNV”). This responsibility includes: (a) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error, (b) selecting and applying appropriate accounting policies, and (c) making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

3. Except as discussed in paragraph 6, we conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of the accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

4. The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the regulations of the CNV. They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

5. As further explained in note 2 to the consolidated financial statements, certain accounting practices applied by the Company that conform to the accounting standards set forth by the CNV do not conform to accounting principles generally accepted in the United States. The effects of these differences have not been quantified by the Company.

6. We were unable to obtain audited financial statements supporting: (a) PESA’s carrying value of its direct and indirect equity investments in the foreign affiliates Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. (jointly, the “mixed companies”, which are operating specific hydrocarbon areas in Venezuela) in the pre-tax amount of AR$ 1,996,000,000 (including AR$ 215,000,000 for dividends receivable presented in Other receivables) as of December 31, 2010, or (b) its equity in the earnings of those affiliates in the net amount of AR$ 125,000,000 for the year then ended; nor were we able to satisfy ourselves through other audit procedures as to the carrying value of the investments in the foreign affiliates, or the equity in their earnings.

7. The Company estimated the recoverable value as of December 31, 2010, 2009 and 2008 of its direct and indirect investments in the mixed companies referred to in paragraph 6, and of other receivables that could be used to pay for acquisition bonds related to any new project of a mixed company to develop oil exploration and production activities, or to acquire licenses to carry out gas exploration and production operations in Venezuela, as described under the headings “Investments in Mixed Companies in Venezuela” in note 7.4 to the consolidated financial statements.

The recoverable value of such assets in Venezuela was estimated by the Company on the basis of the best information available as of that date. However, the materialization of certain assumptions used by the Company to determine the recoverable value of these assets is contingent on future events and actions, some of which are beyond its control and might affect the carrying value of these assets.

8. As described in notes 9.5 and 9.6 to the consolidated financial statements, the financial position of Compañía de Inversiones de Energía S.A. (“CIESA”) and its subsidiary Transportadora de Gas del Sur S.A. (“TGS”) has been adversely affected by the Argentine Government’s adoption of several economic measures, including the redenomination into pesos of TGS’s rates, the renegotiation of the license’s terms (which is in process) and the devaluation of the peso. This situation gives rise to uncertainties with respect to the future development of the regulated business of TGS and, therefore, to the future cash flows and results of operations of CIESA, which depend on income obtained from its investment in the referred subsidiary. Also, CIESA has entered into a legal dispute with financial creditors relating to bonds issued in 1997. The outcome of the dispute and its impact on the financial statements cannot be determined at this time.

The financial statements of CIESA as of December 31, 2010, 2009 and 2008, used by PESA to incorporate them by the proportional consolidation method in its consolidated financial statements, have been prepared by this company’s management considering that the entity would be able to continue operating as a going concern. Accordingly, these financial statements do not include the effects of potential adjustments and reclassifications, if any, that may be required if the situations described above are not successfully resolved. In addition, the resolution of the uncertainties referred to above may determine that CIESA’s assumptions underlying the projections relating to the determination of the recoverable value of its non current assets do not materialize in the future. The accompanying consolidated financial statements of PESA as of December 31, 2010, 2009 and 2008 do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of CIESA, incorporated by the proportional consolidation method in the consolidated financial statements of PESA, represent approximately 13% and 5%, 13% and 6%, and 11% and 4% of the related total consolidated amounts as of December 31, 2010, 2009 and 2008 and for the years then ended, respectively.

9. On February 9, 2010, we issued an audit report in which we expressed an opinion on the consolidated financial statements of PESA as of and for the fiscal year ended December 31, 2009, and related notes, which are presented for comparative purposes.

Our audit report contained, among others, a qualification related to a scope limitation because we were unable to obtain audited financial statements as of December 31, 2009, nor were we able to examine as of the date of our report other evidence supporting the carrying value of the direct and indirect investments in the mixed companies referred to in paragraph 6 in the amount of $1,938,000,000 in the consolidated financial statements as of December 31, 2009, or as to PESA’s equity in the earnings of such companies in the total amount of $ 207,000,000 included in the consolidated net income of the Company for the year then ended.

Subsequently to the issuance of the referred audit report, we were able to satisfy ourselves through other audit procedures as to the carrying value of the investment in the mixed companies and the Company’s equity in the earnings of such companies as of December 31, 2009 and for the year then ended, and no modifications were required to the amounts originally incorporated in the consolidated financial statements of PESA as of that date.

10. The audit report dated February 9, 2010 referred to above also included a qualification related to the uncertainty as to the materialization of certain assumptions used by the Company to determine the recoverable value of its assets in Ecuador from its interest in Block 18 as of December 31, 2009 and 2008.

Subsequently to the issuance of the foregoing audit report, as indicated in note 5.4 to the consolidated financial statements, as of the December 31, 2010 the Company no longer held such interest in Block 18. Its derecognition did not require any modifications to the amounts previously reported in the consolidated financial statements as of December 31, 2009 and 2008.

11. On our opinion, except for the potential adjustments, if any, that might have been determined to be necessary had we been able to examine evidence regarding the investments in the mixed companies in Venezuela as of December 31, 2010 as indicated in paragraph 6, and subject to the effects of the adjustments, if any, that might have been determined to be necessary on the financial statements as of December 31, 2010, 2009 and 2008 had the resolution of the uncertainties mentioned in paragraphs 7 and 8 been known, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Petrobras Argentina S.A. and its subsidiaries and jointly owned entities as of December 31, 2010, 2009 and 2008, and the consolidated results of their operations, the changes in shareholders’ equity and the consolidated cash flows for the years then ended, in conformity with professional accounting principles in force in the City of Buenos Aires.

Buenos Aires (Argentina), February 15, 2011

SIBILLE

Graciela C. Laso

Partner

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGETINA S.A.

Date: 04/15/2011

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney